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33-39924

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

PROCESSED
MAY 12 2006 E
THOMSON FINANCIAL

For the month of MARCH, 2006.

Commission File Number 33-39924

REED ELSEVIER NV
(Translation of registrant's name into English)

RADARWEG 29 1043 NX AMSTERDAM PO BOX 470 1000 AL
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REED ELSEVIER NV
(Registrant)

Date 16th March 2006

By [signature]
(Signature) * L. DIXON
Duly Authorised Signatory

* Print the name and title under the signature of the signing officer.

SEC 1815 (09-05)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Reed Elsevier

Inspiring Discovery

Annual Reports and Financial Statements 2005

For the Reed Elsevier Combined Businesses,
Reed Elsevier PLC and Reed Elsevier NV

This document contains Annual Reports information and the Financial Statements in respect of the Reed Elsevier combined businesses and the two parent companies, Reed Elsevier PLC and Reed Elsevier NV. This, together with the separate summary document Reed Elsevier Annual Review and Summary Financial Statements 2005, forms the Annual Reports and Financial Statements of Reed Elsevier PLC and Reed Elsevier NV for the year ended 31 December 2005 and the two documents should be read together.

Financial highlights

For the year ended 31 December 2005

Reed Elsevier combined businesses

	£		€		%
	2005 £m	2004 £m	**2005 €m**	2004 €m	Change at constant currencies
Reported figures					
Revenue	**5,166**	4,812	**7,542**	7,074	+7%
Operating profit	**839**	766	**1,225**	1,126	+12%
Profit before tax	**701**	631	**1,023**	928	+14%
Profit attributable to shareholders	**462**	459	**675**	675	+3%
Net borrowings	**2,694**	2,532	**3,933**	3,570	
Adjusted figures					
Operating profit	**1,142**	1,066	**1,667**	1,567	+8%
Profit before tax	**1,002**	934	**1,463**	1,373	+9%
Profit attributable to shareholders	**754**	687	**1,101**	1,010	+11%
Operating cash flow	**1,080**	1,013	**1,577**	1,490	+8%
Operating margin	**22%**	22%	**22%**	22%	
Operating cash flow conversion	**95%**	95%	**95%**	95%	

Parent companies

	£			€			%
	Reed Elsevier PLC			Reed Elsevier NV			
	2005 £m	2004 £m	Change %	**2005 €m**	2004 €m	% Change	Change at constant currencies
Reported profit attributable	**235**	235	0%	**338**	338	0%	
Adjusted profit attributable	**399**	363	+10%	**551**	505	+9%	+11%
Average US$: £/€ exchange rate	**1.82**	1.83		**1.25**	1.24		
Reported earnings per share	**18.6p**	18.6p	0%	**€0.43**	€0.43	0%	
Adjusted earnings per share	**31.5p**	28.7p	+10%	**€0.70**	€0.64	+9%	+11%
Dividend per share	**14.4p**	13.0p	+11%	**€0.359**	€0.330	+9%	

The Reed Elsevier combined businesses encompass the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV, together with their two parent companies, Reed Elsevier PLC and Reed Elsevier NV (the "Reed Elsevier combined businesses"). The results of Reed Elsevier PLC reflect its shareholders' 52.9% economic interest in the Reed Elsevier combined businesses. The results of Reed Elsevier NV reflect its shareholders' 50% economic interest in the Reed Elsevier combined businesses. The respective economic interests of the Reed Elsevier PLC and Reed Elsevier NV shareholders take account of Reed Elsevier PLC's 5.8% interest in Reed Elsevier NV.

Following a regulation adopted by the European Parliament, the Reed Elsevier combined businesses and the two parent companies now prepare their consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) with effect from the 2005 financial year. Comparative amounts for the year ended 31 December 2004 have been restated in accordance with Reed Elsevier's accounting policies under IFRS, adopting a 1 January 2004 transition date, other than in respect of IAS39 – Financial Instruments, for which the transition date was 1 January 2005.

Adjusted figures are presented as additional performance measures and are stated before the amortisation of acquired intangible assets, acquisition integration costs, gains on disposals and investments, related tax effects and movements on deferred tax balances not expected to crystallise in the near term. Reconciliations between the reported and adjusted figures are provided in the notes to the combined financial statements.

The percentage change at constant currencies refers to the movements at constant exchange rates, using 2004 full year average and hedged rates.

Report of the Chairman and the Chief Executive Officer

We are pleased to report on a year of overall good progress at Reed Elsevier.

Our financial targets of 5% organic revenue growth and double digit adjusted earnings growth at constant currencies have been delivered and are reiterated as our targets for 2006. Three of our four divisions are performing well and delivered on or exceeded their individual divisional targets for organic revenue growth. The Education business however disappointed in two significant markets and firm action is being taken to address the related product, marketing and organisational issues. Overall, revenue growth has accelerated, underlying operating margins have continued to improve, cash generation is strong, and good and growing returns achieved on invested capital.

Strategically and operationally we have also made positive progress. We have expanded our content, introduced new innovative online information products and services, deployed market leading technology and expertise, widened our distribution in winning new customers globally, and broadened our product offerings to meet the expanding needs of our customers in a digital environment. One third of our revenues are now electronic and internet delivered, and the opportunities to add further value to our customers and shareholders through online information and applications is very promising.

Financial results and progress

Total revenues in 2005 were up 7% at constant currencies, with underlying revenue growth of 5% excluding acquisitions and disposals, up from the 3% underlying growth seen in 2004.

In scientific and medical markets, demand has remained strong for scientific research and medical information within a more supportive funding environment particularly for online product and in the expanding health professions. In legal markets, good demand growth has been seen for online productivity tools and practice solutions, and in international online expansion and risk management. In education markets, strong growth in the US K-12 basal business, driven by success in an expanded state textbook adoptions market, was in large part offset by a weak supplemental market and a significant underperformance in the supplemental and assessment businesses. In business to business markets, we are now seeing a more positive overall environment. The exhibitions business grew strongly as markets recovered and, whilst print advertising remains subdued, the online services in which we have been investing over the last few years continued their rapid growth.

Adjusted operating profits were up 8% at constant currencies, or 6% underlying, with operating margins showing underlying improvement of 0.2 percentage points through a combination of the revenue growth and firm cost control. Adjusted operating cashflow was strong at £1,080m/€1,577m, with a 95% conversion of adjusted operating profits into cash as capital expenditures levelled off and through tight management of working capital as the business expands.

The return on capital employed in the business increased by 0.4 percentage points to 9.4% and recent acquisitions are delivering, or are expected to deliver, over 10% return on capital within three years, with continuing good growth in returns thereafter.

Adjusted pre-tax profits at constant currencies were up 9%, and, including a lower effective tax rate, adjusted earnings per share were up 11%.

The financial results are reported this year under International Financial Reporting Standards (IFRS) for the first time, with the comparative period restated accordingly. The derivation of our new benchmark figures is set out in note 9 to the combined financial statements.

At reported exchange rates, total revenues were £5,166m/€7,542m, up 7% when reported in both sterling and euros, and adjusted earnings per share were up 10% for Reed Elsevier PLC at 31.5p and up 9% for Reed Elsevier NV at €0.70.

The equalised final dividends proposed by the respective boards are 10.7p for Reed Elsevier PLC and €0.267 for Reed Elsevier NV, both up 11%. Together with the interim dividends, these give total dividends for the year of 14.4p and €0.359 respectively, up 11% for Reed Elsevier PLC and 9% for Reed Elsevier NV on the prior year dividends. (The difference in dividend growth rates reflects the impact of currency movements since the prior year dividend declaration dates.) This increase in dividends reflects the more progressive dividend policy announced last year that more closely aligns dividend growth with growth in adjusted earnings.

Use of cash

Free cashflow for the year before dividends increased by £108m/€150m to £764m/€1,116m. Of this, 44%, i.e. £336m/€491m, was paid out by way of dividends and 37%, i.e. £284m/€415m, was spent on acquisitions net of minor disposals.

Having reviewed our financial position and outlook, we are introducing with effect from this year an annual share repurchase programme to further improve capital efficiency. The amount may vary from year to year but we would expect, subject to prevailing market and business conditions, to spend approximately $350m (£200m/€290m) on share repurchases in 2006 and approximately $1 billion (£600m/€870m) over three years. With the stronger free cash flow and positive growth outlook, we believe that this new programme will enhance shareholder returns whilst retaining the financial capability to continue to develop the business through both organic and acquisition investment. This programme, together with our dividend policy, is expected to return to shareholders in the region of 70–80% of free cash flow in 2006. The repurchase of shares in Reed Elsevier PLC and Reed Elsevier NV will reflect the equalisation ratio.

It is expected that the free cashflow available after dividends and share repurchases will be used to make acquisitions that accelerate Reed Elsevier's strategic development and growth, and deliver superior financial returns. To the extent that acquisition opportunities arise beyond the available free cashflow, we would expect these to be funded from debt.

Divisional performance and business progress

The Elsevier science and medical business saw strong subscription renewals, growing online sales and successful second half medical book publishing to deliver 8% revenue growth at constant currencies, including a part year contribution from the MediMedia MAP business acquired in August. Organic revenue growth was 5%, up from 4% in the prior year, with underlying margin similar to the prior year despite the costs of the newly launched Scopus database and other products. This revenue momentum should continue with opportunities to improve underlying margins through revenue growth and continued cost efficiency.

LexisNexis showed very good growth in the year with delivery on the three key strategic initiatives: to expand the business from research into total practice solutions; to grow a significant business in risk management; and to expand internationally through innovative online product and services. Strong demand for online information and workflow solutions was seen in North American and International markets, and US corporate and federal markets saw continued recovery in online news and business information, higher patent volumes and strong demand in risk management. LexisNexis saw overall revenues up 13% at constant currencies and improving margins, with 6% organic revenue growth, against a target of 5% and against 4% growth in 2004. There was a strong contribution from recent acquisitions including Seisint, which saw continued strong demand for its powerful risk management products with 20% year on year sales growth.

Harcourt Education had a disappointing year. There was a strong performance in the US schools basal business, taking a leading share in new state textbook adoptions in the core curriculum subjects in which we compete, coming no.1 in Elementary and no.2 in Secondary. This was however in large part offset by a combination of weak supplemental markets and significant underperformance in the supplemental and assessment businesses. In a weak supplemental market, we saw greater attrition in the backlist, which was not well aligned with the No Child Left Behind Act, and growth from new publishing was unable to compensate. In assessment, we won fewer new state testing contracts than anticipated and saw a cut back on catalog product in a slow new publishing year. Harcourt Education's revenue growth was 3% at constant currencies, or 2% excluding acquisitions and disposals against the 9–10% growth targeted. Underlying margin was broadly maintained through firm cost management throughout the year.

Firm action has been taken to address the performance issues in supplemental and assessment and to reinvigorate growth through management and organisational changes, new and accelerated publishing programmes, and much strengthened sales activities. The benefits of this should start to be felt in 2006 although the greater impact on revenue growth and margin development should be from 2007. 2006 is not a strong adoption year, but the years 2007 to 2009 are, and strong publishing plans are in place to maintain Harcourt's leading adoption position.

Reed Business, after several years of market decline and no growth, saw improvement in its markets, with strong demand for online services and exhibitions. The rapid growth in our online revenues reflects the benefit of the sustained investment in new online product and services over several years despite difficult business markets. Print advertising remained variable by geography and sector, in part reflecting migration to online. Reed Business revenues increased by 5% at constant currencies, both in total and underlying, against a 2005 organic growth target of 4–5% and the 2% growth achieved in the prior year, and saw margins improve. Whilst there is some uncertainty as to the economic outlook in major developed economies, the momentum going into 2006, particularly in exhibitions and online, is positive and Reed Business has the same 4–5% organic growth target as last year with further margin improvement expected.

The operating and financial review describes the performances of our businesses in greater detail.

Across our business, the focus has been on driving our business online, and the benefits of this are increasingly evident in the strengthening of our revenue growth. Online now accounts for one third of our revenues and, although print is still important and expanding, the longer term future and faster growth opportunities are online. For the customer, online products have greater utility, can be more widely accessed, can be integrated into workflows, and drive higher productivity. For Reed Elsevier, online provides opportunities to expand the product range, increase competitive differentiation, widen distribution, and build stronger relationships to deliver superior growth and margin improvement. The customer is a more effective professional; Reed Elsevier is a more valued partner.

Board changes

At the Annual General Meeting last year, Morris Tabaksblat retired as chairman after six years service. The boards are extremely grateful for the guidance that Morris provided over that period. He was an outstanding Chairman and guided the boards and management through a period of considerable change, first in helping to stabilise the business and then leading a period of strong recovery.

John Brock also retired after six years service and we thank him for his substantial contribution in that time. Strauss Zelnick was elected as a non-executive director, bringing a wide experience of the media sector to our board discussions.

Outlook

Looking to 2006, the market environments in which we operate are broadly encouraging, and, whilst noting that 2006 is a slower year for state textbook adoptions, we are again targeting underlying revenue growth for 2006 of at least 5% and double digit adjusted earnings per share growth at constant currencies. Looking further out, we are encouraged by the growing momentum in the business and the success in developing and marketing innovative online services. 2007 to 2009 should also see the benefit of three strong years in the adoption calendar in US education.

We will continue to focus on expanding the business and increasing the returns on capital. The share repurchase plan announced on 16 February 2006 will, we believe, enhance shareholder returns whilst retaining the financial flexibility to continue to increase the value of the business through acquisition as well as organic development.

The longer term outlook is promising. We have a clear consistent strategy and growing market success. The digital environment continues to expand our opportunity and we are very focused on exploiting our content, brands, market positions and technology to drive sustainable long term growth for the benefit of our customers and shareholders alike.

Finally, we want to take this opportunity to thank all at Reed Elsevier for their outstanding commitment and contribution during the year.

Jan Hommen
Chairman

Sir Crispin Davis
Chief Executive Officer

Operating and financial review



Description of business

Reed Elsevier

Reed Elsevier is one of the world's leading publishers and information providers. The principal operations are in North America and Europe and include science and medical, legal, education and business publishing. Total revenues for the year ended 31 December 2005 were £5,166m/€7,542m principally derived from subscriptions, circulation and copy sales, advertising sales and exhibition fees.

Reed Elsevier is well positioned in markets with attractive growth prospects and has a clear investment led growth strategy focused on building revenue momentum across all our businesses.

Long term growth in our markets is expected to be sustained by the continuing demand for professional information. The increasing levels of scientific, medical, legal and business activity as well as the commitment to measurable improvements in educational standards are generating more demand for high quality, specialist information. In addition, professionals are looking for significant improvements in productivity through access to highly functional online services and associated workflow tools.

Our strategy is aimed at delivering strong sales growth in our markets with innovative and superior products based on our content development skills and technology leadership supported by strong sales and marketing capabilities. We expect to see sustainable growth in our core information offerings and to develop these further through organic and acquisition investment to meet the expanding needs of our customers and to address emerging opportunities in new geographical and commercial markets. Our commitment to our ongoing investment programmes is aimed at delivering a comprehensive range of highly functional information based products and services that deliver greater productivity and success for our business and professional customers.

Our strategy to deliver strong top line growth is accompanied by continued commitment to outstanding execution built on strong management, organisational effectiveness and tight cost control.

We have established long term financial targets which are to achieve above market revenue growth and double digit adjusted earnings per share growth at constant currencies. The business is strongly cash generative.

Elsevier

Elsevier comprises worldwide scientific, technical and medical publishing and communications businesses. Total revenues for the year ended 31 December 2005 were £1,436m/ €2,097m. Elsevier is headquartered in Amsterdam and its principal operations are located in Amsterdam, London, Oxford, New York, Philadelphia, St Louis, San Francisco, Paris, Munich, Madrid, Singapore, Tokyo and Delhi.

Growth in the scientific information market is driven by ever increasing scientific research and discovery and the demands for greater efficiency and productivity in the research process. In healthcare, advances in medical science and procedures and the demand for improved medical outcomes give rise to the need for high quality specialist information and associated online tools.

The Science & Technology division of Elsevier supplies scientific and technical information for libraries, scientists and professionals across the world serving a wide range of research fields. It is the leading global academic journal publisher and each year publishes over 170,000 new research articles in some 1,200 journals and over 1,000 new book titles. Elsevier also publishes secondary material in the form of supporting bibliographic data, indexes and abstracts, and tertiary information in the form of review and reference works. Its flagship electronic product, ScienceDirect, is a full text online research service holding over 7 million scientific articles and an expanding portfolio of books currently

Forward Looking Statements

The Reed Elsevier Annual Reports and Financial Statements 2005 contain forward looking statements within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms 'expect', 'should be', 'will be', and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions and business conditions in Reed Elsevier's markets; exchange rate fluctuations; customers' acceptance of its products and services; the actions of competitors; legislative, fiscal and regulatory developments; changes in law and legal interpretation affecting Reed Elsevier's intellectual property rights and internet communications; and the impact of technological change.

comprising 49 major reference works, 145 book series and seven handbooks in 170 volumes. The ScienceDirect database is accessed by over 10 million users each year and has provided significant improvements in productivity through quicker and easier access to high quality content. Elsevier continues to develop its electronic product offerings and in 2005 saw the first full year of operation of Scopus, an abstract and index database and navigational tool which significantly enhances research productivity. The Scopus database now has nearly 30 million abstracts of scientific research articles from 15,000 peer reviewed publications, 13 million patents, and references to 180 million web pages.

The Health Sciences division of Elsevier comprises an international network of nursing, health professions and medical publishing and communications businesses. The division supplies healthcare and medical information to medical researchers, practicing professionals and students. Its principal geographic markets are the United States, the United Kingdom, Germany, France and Spain. The division publishes over 500 journals, including a number of journals for learned societies, and over 10,000 book titles and clinical reference works. Elsevier is also seeing acceleration in the development of electronic products. These include multimedia products for use by both medical faculties and students to support core textbooks as well as online products for practitioner reference. Internationally, Elsevier is leveraging both its print and online content into new markets through foreign language versions. The Excerpta Medica Communications business publishes customised information for healthcare professionals, medical societies and pharmaceutical companies.

Elsevier aims to be the most valued source of information products for scientific researchers and health professionals. Its key strategic areas of focus are: quality of content; customer service and customer relations; development of productivity enhancing online solutions; expanded penetration of targeted high growth markets; and organisational efficiency. In 2005, Elsevier underwent a major reorganisation to upgrade its organisational capabilities and improve accountability and customer and product focus.

Elsevier's journals are generally sold to libraries on a paid subscription basis, with subscription agents facilitating the administrative process. Medical and healthcare journals are also frequently sold to individuals through direct mail and learned societies. Electronic products, such as ScienceDirect, Scopus and MDConsult, are generally sold by Elsevier's dedicated sales force directly to customers and end users. Books are sold by Elsevier's sales force through book stores, both traditional and online, wholesalers and, particularly in medical and healthcare markets, directly to customers.

Competition within the science and technology and medical publishing fields is generally on a title by title basis. Competing journals are typically published by learned societies and by other professional publishers. To a limited extent, competing journals are also published using emerging business models such as the "open access" model whereby publications are free to the user and funded instead through fees charged to authors and from governmental and other subsidies, or the "open archiving" model whereby content is made freely available after a period following publication.

LexisNexis

LexisNexis provides legal, tax, regulatory and business information to professional, business and government customers internationally. Total revenues for the year ended 31 December 2005 were £1,466m/€2,140m.

Legal and regulatory markets worldwide are seeing continuing growth driven by the increasing level of legislation and litigation, as well as the increasing number of lawyers. Additional opportunities are also developing beyond the core research market, through the delivery of value added services to meet demands for greater legal efficiency and productivity. Increasingly legal information and services are being delivered online, with considerable potential to deliver such products in markets outside the United States where online migration is significantly lower than in the US legal market. In recent years, LexisNexis has, with its comprehensive US public records databases, expanded in the market for risk management. This is growing dramatically due to increasing credit card losses and insurance fraud and the demand for identity verification.

LexisNexis North America offers legal information products in electronic and print formats to law firms and practitioners, law schools and state and local governments in the United States and Canada. Headquartered in New York, the principal operations are located in Ohio, New Jersey and Florida. The North American Legal Markets division provides statutes and case law for all 50 US states and Canada as well as research, analysis and citation services from Matthew Bender, Michie and Shepard's. The Martindale Hubbell Law Directory and martindale.com databases provide access to the qualifications and credentials of over one million lawyers and law firms worldwide. LexisNexis also increasingly provides total practice solutions, combining content with online workflow tools. These tools include electronic discovery, court docket tracking, e-filing, expert identification, legal document preparation, client development, and many other lawyer tasks. The Corporate and Federal Markets division offers LexisNexis products and services to corporations, federal government agencies and academic institutions together with news, business, financial and public records content. Its risk management applications are designed to assist customers in managing risk through fraud detection and prevention, identity verification, pre-employment screening and due diligence.

Outside North America, LexisNexis International serves markets in Europe, Africa, Asia Pacific and Latin America with a range of local and international legal, tax, regulatory and business information in electronic and print formats. The most significant businesses are in the UK and France.

LexisNexis aims to be the leading preferred provider of productivity enhancing information and information-based workflow and client development solutions in its markets. The key strategic areas of focus are: to expand the business from research into total practice solutions; to grow a significant business in risk management; to expand internationally through innovative online product and services; and to continuously improve cost effectiveness.

LexisNexis's principal competitor in US legal markets is West (The Thomson Corporation), while the principal US competitors in corporate and government markets are West, Factiva (a Reuters/Dow Jones joint venture) and Choicepoint. Major international competitors include The Thomson Corporation, Wolters Kluwer and Factiva.

Harcourt Education

Harcourt Education publishes school textbooks and related instructional and assessment materials, principally in the United States, the United Kingdom, Australia, New Zealand and southern Africa. Headquartered in New York, the principal operating locations are in Florida, Texas and Oxford. Total revenues for the year ended 31 December 2005 were £901m/€1,315m.

Growth in Harcourt Education's markets is driven by long standing commitments to improve educational standards. Such commitments remain strong and require sustained investment in proven educational programmes. In recent years, there has also been further emphasis on the measurement of the educational results of students, both to monitor and assist improvement in individual educational outcomes and to improve accountability. Overall funding for education is expected to continue to increase.

In the United States, Harcourt School Publishers is a publisher of print and technology enabled instructional materials for students in kindergarten to 6th grade. Holt, Rinehart and Winston offers educational textbooks and related instructional materials for students in middle and secondary schools. The major customers of Harcourt Education's US schools publishing businesses are state boards of education and local district and school boards. Of the 50 US states, 20 periodically purchase educational programmes through an adoption process. This process entails state education committees approving a shortlist of education materials from which school districts can purchase. The remaining 30 states without an adoption process, known as open territories, allow individual school districts to purchase any educational programmes. Harcourt Education has achieved strong performance in recent years both in the adoption states and open territories based on strong curriculum product in key subjects such as reading and literature, science and health and elementary maths and social studies.

Harcourt Achieve is a publisher of supplemental school and adult education materials as well as providing professional development services for teachers. Greenwood-Heinemann publishes monograph and reference lists and professional resources for teachers.

Harcourt Assessment develops assessment products and services for elementary, secondary and higher education as well as tests for practising and research psychologists. In educational testing, it provides a range of achievement, aptitude and guidance testing services for measuring student progress. It is well known for the Stanford Achievement Test, now in its 10th edition. In clinical testing, it provides psychologists with assessment tests for many aspects of human behaviour, intelligence and development. The Wechsler products, including the Wechsler Preschool and Primary Scale of Intelligence, are licensed for publication in over 30 countries.

Outside the United States, Harcourt Education International is a provider of textbooks and related instructional materials to the UK primary and secondary schools market through the Heinemann, Rigby and Ginn imprints and other English language markets in Australia, New Zealand and southern Africa.

Harcourt Education aims to be the leading provider of educational resources to improve student performance. The key strategic areas of focus are: to sustain high quality, effective product through strong editorial processes in new publishing and continuous innovation; to expand online teaching and assessment resources; to deepen customer relationships to become the provider of choice of customised solutions; and to improve cost effectiveness through further upgrade of organisational capabilities, investment in technology and cost reduction.

The principal competitors of Harcourt Education are Pearson, McGraw Hill and Houghton-Mifflin.

Reed Business

Reed Business provides information and marketing solutions to business professionals in the United States, the United

Kingdom, continental Europe, Australia and Asia. The division also organises trade exhibitions internationally. Total revenues for the year ended 31 December 2005 were £1,363m/€1,990m.

Business to business magazines provide an effective marketing channel through which advertisers reach their target audiences, increasingly delivered through leading brands in each sector. Alongside print magazines, demand is growing for online products which provide improvements in productivity through quicker and easier access to more comprehensive and searchable data. Business to business marketing spend has been driven historically by levels of corporate profitability, which itself has followed overall growth in GDP and business investment.

Reed Business Information publishes over 400 trade magazines, directories, newsletters and loose leaf publications, and over 200 websites and online services. Important magazine titles include Variety and Interior Design in the United States; Computer Weekly, Estates Gazette, Flight International and New Scientist in the United Kingdom; and Elsevier and FEM in the Netherlands. Reed Business Information also publishes directories in selected markets. Through its Reed Construction Data business, it provides nationwide coverage of construction project information for the United States.

In the majority of Reed Business Information's sectors, strong demand is being seen for online services. Reed Business Information has been particularly successful in developing online products and services, which have been growing at over 30% per annum and now account for nearly 20% of Reed Business Information revenues. These products include totaljobs.com, a major online recruitment site in the UK; ICIS-LOR, a global information and pricing service for the petrochemicals sector; zibb.nl, a business information service in the Netherlands; and Kellysearch.com, an industrial search engine which is being launched internationally.

Reed Exhibitions organises trade exhibitions and conferences internationally, with 460 events in 38 countries, attracting over 90,000 exhibitors and more than 5 million visitors annually. Its exhibitions and conferences encompass a wide range of sectors, including IT, manufacturing, aerospace, defence, leisure, electronics, food and hospitality, travel and entertainment. Increasingly Reed Exhibitions is also developing online services to increase the effectiveness and efficiency of its trade shows.

Reed Business Information aims to be the first choice of business professionals for information and decision support in its individual markets and for marketing services. Its key strategic areas of focus are: to continue to grow rapidly existing and new online products and services in key markets; to further upgrade the portfolio through investment, acquisition and divestment; to expand geographically in fast growing markets; and to continuously improve organisational effectiveness through investment in people, further development of online competencies, and cost reduction programmes.

Business to business magazines are primarily distributed on a "controlled circulation" basis in the United States, whereby the product is delivered without charge to qualified buyers within a targeted industry group based on circulation lists developed and maintained by the publisher. Magazines distributed on this basis are wholly dependent on advertising for their revenues. In the United Kingdom, business magazines are distributed both on a "controlled circulation" basis and a "paid circulation" basis. In the Netherlands, a higher proportion of publications is sold by "paid circulation". Distribution of magazines is conducted primarily through national postal services, supplemented by news-stand sales through unaffiliated wholesalers. Online products and services are generally sold through dedicated sales forces and intermediaries, including revenue sharing arrangements with other online service providers, and by direct promotion. Exhibition space is sold through industry specific and national sales teams.

Reed Business Information's titles compete with a number of publishers on a title by title basis in individual market sectors, the largest competitors being: Penton Media, Advanstar, VNU, Hanley Wood, McGraw Hill, and CMP Media (United Business Media) in the United States; EMAP, VNU and CMP Media in the United Kingdom; and Wolters Kluwer, VNU and SDU in the Netherlands. Competition in trade exhibitions and conferences is very fragmented. Within the United States, the main competitor is VNU. Outside the United States, competition comes primarily from industry focused trade associations and convention centre and exhibition hall owners.

Resources and investment

Reed Elsevier's most important resources are its intangible publishing assets and its workforce of some 36,500 employees.

Reed Elsevier's businesses own numerous market leading brands, imprints, titles and technology platforms. Within Elsevier, ScienceDirect is the world's largest full text online scientific research service. Many of Elsevier's 1,700 journals are the foremost publications in their field and a primary point of reference for new research. The Lancet has been publishing medical research, news and analysis since 1823. Similarly, Elsevier's booklist contains numerous pre-eminent and long standing titles. Within LexisNexis, lexis.com is recognised as one of the foremost online research tools for practicing lawyers, providing subscribers with access to over 4.9 billion searchable documents. The Shepard's Citations Service is a well known and highly reputed reference resource ("Shepardizing" is a common process for US lawyers checking the authority of cases or statutory references). Many of the Harcourt Education brands and imprints, including Harcourt School and Holt, Rinehart & Winston have maintained market leading positions for over fifty years. The Stanford Achievement Test Series is the most widely recognised educational achievement test in the United States. Reed Business's well known magazine titles such as Variety, Estates Gazette and Elsevier are widely read for their authoritative content and up to date industry intelligence, while many of the Reed Exhibitions shows, which include World Travel Market, Mipim, MIDEM, Batimat and the PGA Merchandise Show, are acknowledged as the premier marketing events in their field.

Reed Elsevier maintains and enhances the value of its intangible assets through continuous investment in the brands and imprints, new publishing, innovative product and market development, and in the technology platforms and publishing infrastructure on which they are based. Within Elsevier, the most significant investments in recent years have been in the ScienceDirect platform, digitisation of the archive of over 7 million research articles, and in the Scopus database. Other significant areas of investment have been in new online clinical reference tools and other e-health products and in online editorial and production systems. In LexisNexis, substantial investment has been made in its online research functionalities and in the development of the global online delivery platform first launched in 2004 and now being rolled out in major territories. Significant investment has also been made in new content development and in expanded sales and marketing activities. A major second data centre was completed in 2005 to expand operational capabilities and provide greater flexibility in continuous delivery. Harcourt Education maintains significant and expanding investment in new educational textbook programmes, and, in 2005, successfully introduced the Stanford Learning First classroom based online interim assessment product and the Unison scoring, administration and reporting platform on which it is based. Within Reed Business, the focus has been on developing new online products and services, including webzines, recruitment sites, search and subscription information and data services. The ongoing investment includes the international expansion of the Kellysearch online industrial search engine and the continuing development of the successful Totaljobs.com online recruitment website together with investment in the enabling infrastructure for all these web services. Reed Exhibitions has also continued to expand its portfolio through new launches and geographical expansion. These investments are largely embedded within the cost base of the businesses as new product development and market initiatives are a continuous activity.

Reed Elsevier's workforce is highly skilled and a large proportion are graduates. We employ almost 6,000 IT specialists and developers, over 8,000 editorial staff, and some 10,000 specialist marketing, sales and customer service staff. Reed Elsevier aims to be an employer of choice, known for its best practices in recruiting and developing employees. We seek to employ a workforce which reflects the diversity of our customers and communities. Our labour and employment practices are consistent with the principles of the United Nations Global Compact regarding fair and non-discriminatory labour practices. Every two years or so we conduct a global employee opinion survey to identify areas for improvement. Every employee in the company takes part in the annual Personal Development Programme, which reviews skills and performance and identifies opportunities for recognition and advancement. The Personal Development Programme is also the primary tool for assessing and planning employee training.

Reed Elsevier's remuneration policies are designed to attract, retain and motivate employees of the highest calibre and experience needed to shape and execute strategy. The remuneration packages of the directors and senior executives comprise a balance between "fixed" remuneration and "variable performance related" incentives, including a variable annual cash bonus based on achievement of financial performance measures and individual key performance objectives, and longer term incentive schemes. Pension scheme membership is offered to all employees in the United Kingdom, the Netherlands, the United States and a number of other countries.

Risks

The key risks facing Reed Elsevier arise from the highly competitive and rapidly changing nature of our markets, the increasingly technological nature of our products and services, the international nature of our operations, and legal and regulatory uncertainties. Certain businesses are also affected by the impact on publicly funded customers of changes in funding and by cyclical pressures on advertising and promotional spending.

Reed Elsevier has an established risk management procedure that is embedded into the operations of the businesses and is reviewed by the Boards and Audit Committees. Important specific risks that have been identified and are being addressed include:

- Reed Elsevier's businesses are dependent on the continued acceptance by our customers of our products and services and the prices which we charge for them. We cannot predict whether there will be changes in the future which will affect the acceptability of products, services and prices to our customers.

- We are investing significant amounts to develop and promote electronic products and platforms. The provision of these products and services is very competitive and is to some extent subject to factors outside our control such as competition from new technologies and changes in regulation. There is no assurance that this investment will produce satisfactory long term returns.

- Reed Elsevier's businesses are increasingly dependent on electronic platforms and networks, primarily the internet, for delivery of their products and services. Although plans and procedures are in place to reduce such risks, our businesses could be adversely affected if their electronic delivery platforms and networks experience a significant failure, interruption, or security breach.

- Our products and services are largely comprised of intellectual property content delivered through a variety of media. We rely on trademark, copyright, patent and other intellectual property laws to establish and protect our proprietary rights in these products and services. However, there is a risk that our proprietary rights could be challenged, limited, invalidated or circumvented.

- Our businesses operate in over 100 locations worldwide and our earnings are subject to taxation in many differing jurisdictions and at differing rates. We seek to organise our affairs in a tax efficient manner, taking account of the jurisdictions in which we operate. However, tax laws that apply to Reed Elsevier businesses may be amended by the relevant authorities. Such amendments, or their application to Reed Elsevier businesses, could adversely affect our reported results.

Our financial statements are expressed in pounds sterling and euros and are, therefore, subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than our reporting currencies. The United States is our most important market and, accordingly, significant fluctuations in US dollar exchange rates could significantly affect our reported results.

Further details on risk management and internal control procedures are set out in the Structure and Corporate Governance report on pages 28 to 33.

We recognise that Reed Elsevier and its businesses have a direct impact on the environment, principally through the use of energy and water and waste generation and in our supply chain through paper use and print and production technologies. We are committed to reducing these impacts, whenever possible, by limiting resource use and by efficiently employing sustainable materials and technologies. We require our suppliers and contractors to meet the same objectives. We seek to ensure that Reed Elsevier's businesses are compliant with all relevant environmental legislation and, accordingly, whilst environmental issues are important, we do not consider that they constitute a significant risk for Reed Elsevier.

Operating review

	£		€		%
	2005 £m	2004 £m	**2005 €m**	2004 €m	Change at constant currencies
Revenue					
Elsevier	**1,436**	1,363	**2,097**	2,004	+8%
LexisNexis	**1,466**	1,292	**2,140**	1,899	+13%
Harcourt Education	**901**	868	**1,315**	1,276	+3%
Reed Business	**1,363**	1,289	**1,990**	1,895	+5%
Total	**5,166**	4,812	**7,542**	7,074	+7%
Adjusted operating profit					
Elsevier	**449**	445	**655**	654	+5%
LexisNexis	**338**	287	**493**	422	+17%
Harcourt Education	**161**	157	**235**	231	+2%
Reed Business	**214**	194	**313**	285	+9%
Unallocated items	**(20)**	(17)	**(29)**	(25)	
Total	**1,142**	1,066	**1,667**	1,567	+8%

Adjusted figures and constant currency growth rates are used by Reed Elsevier as additional performance measures.

Adjusted operating profit is stated before the amortisation of acquired intangible assets and acquisition integration costs. Constant currency growth rates are based on 2004 full year average and hedged rates. Unless otherwise indicated, all percentage movements in the following commentary refer to performance at constant exchange rates and are stated before the amortisation of acquired intangible assets and acquisition integration costs. Key performance measures referred to in the commentary are further explained at the end of the Operating and Financial Review on page 27.

Reported operating results, including amortisation of acquired intangible assets and acquisition integration costs, are analysed in note 1 to the combined financial statements and discussed further below in the Financial Review, and are reconciled to the adjusted figures in note 9 to the combined financial statements.

The comparative 2004 figures have been restated to conform to the IFRS accounting basis now adopted. Unallocated items comprise corporate costs, return on pension scheme assets and interest on pension scheme liabilities.

Elsevier

	£		€		%
	2005 £m	2004 £m	**2005 €m**	2004 €m	Change at constant currencies
Revenue					
Science & Technology	**785**	779	**1,146**	1,145	+5%
Health Sciences	**651**	584	**951**	859	+11%
	1,436	1,363	**2,097**	2,004	+8%
Adjusted operating profit	**449**	445	**655**	654	+5%
Adjusted operating margin	**31.3%**	32.6%	**31.3%**	32.6%	-0.8pts

Elsevier has had a successful year with strong demand for scientific research and medical information within a more supportive funding environment, particularly for online product and in the expanding health professions.

Revenue and adjusted operating profits were ahead by 8% and 5% respectively at constant exchange rates including a part year contribution from the MediMedia MAP business acquired in August. Underlying revenue growth was on target at 5% and adjusted operating profits also grew 5%, with underlying margins similar to the prior year despite the significant costs of the newly launched Scopus product ahead of revenues building and other new product launches. Overall adjusted operating margins, at 31.3%, were 0.8 percentage points lower at constant currencies reflecting the lower margin of MediMedia MAP and other acquired businesses.

The Science & Technology division saw underlying revenue growth of 5% at constant exchange rates. Subscription renewals were strong at 97%, slightly higher than in the prior year, and good online growth was seen in widening distribution through ScienceDirect and in secondary databases including initial sales of Scopus. There has been continued good take up of e-only contracts which now account for over 40% of journal subscriptions by value, and ScienceDirect continues to see strong growth in usage, up over 20% year on year. The MDL software business saw only modest growth as a result of the extended sales cycle as pharmaceutical companies migrate to the new platform. The books business performed well with a strong frontlist.

Elsevier revenue


Science & Technology
£785m
€1,146m
Health Sciences
£651m
€951m


£ Sterling
2004
£1,363m
2005
£1,436m
€ Euro
2004
€2,004m
2005
€2,097m

The Health Sciences division saw underlying growth of 6%, with good growth in US book sales, particularly for the expanding nursing and allied healthcare sectors, and in journals and pharma communications. 2005 saw accelerating online revenue growth with new product and platform releases, and growing and attractive opportunities to expand our business online. Outside the US, strong growth was seen in continental Europe and in Asia Pacific and Latin America with the UK held back by comparison with a particularly strong prior year. Total revenue growth at constant currencies was 11% including MediMedia MAP and other smaller acquisitions.

Across Elsevier, the focus has been on execution. In Science & Technology, we have expanded content with an increase of more than 4% in the number of new research articles accepted, and new online services and features have been introduced to improve customer productivity. The Scopus database service, developed in close cooperation with the scientific community, continues to be well received in the market with well over 1,000 trial customers. We are expanding distribution of our electronic products globally in areas such as China as well as securing major new contracts and renewals, such as the contract to provide all our scientific content online to universities across the Netherlands. We are also developing more flexible customised offerings to expand further into corporate research markets and smaller and mid-sized institutions. A major reorganisation is nearing completion to move from a product-centric to a more market-focused organisation, with a real drive to improve customer relations and service levels, and to focus on under-penetrated and higher growth market segments.

Within Health Sciences, the focus has been on expanding world class content and information services, and building e-health workflow tools and applications. New online services were introduced, such as iConsult for the hospital and practitioner markets and new modules for the Evolve online platform for the US medical education market. Outside the US, we continue to build on strong positions and leverage our global network through versioning and geocloning of content and sharing electronic platforms and publishing infrastructure. In August, we acquired the MediMedia MAP business for €270m (£188m) with its leading positions in the French, Spanish and Italian medical publishing markets from which we expect strong growth from market demand and through innovation.

The outlook for Elsevier is positive. Subscription renewals are strong, book publishing is expanding, new electronic product is developing well in the market, and distribution is widening. Organic revenue growth of 5% is targeted for 2006 with underlying margin improvement from good revenue growth and further cost efficiency.

LexisNexis

	£ 2005 £m	2004 £m	€ 2005 €m	2004 €m	% Change at constant currencies
Revenue					
North America	**1,095**	949	**1,599**	1,395	+15%
International	**371**	343	**541**	504	+7%
	1,466	1,292	**2,140**	1,899	+13%
Adjusted operating profit	**338**	287	**493**	422	+17%
Adjusted operating margin	**23.1%**	22.2%	**23.1%**	22.2%	+0.9pts

LexisNexis had a very successful year with revenue growth continuing to build with strong demand for online information and related productivity tools, and further improvement in operating margins.

Revenues and adjusted operating profits were up 13% and 17% respectively at constant exchange rates, including a full year contribution from Seisint and other recent acquisitions. Organic revenue growth excluding these acquisitions and minor disposals was 6%, against a target for the year of 5% and compares with the 4% growth achieved in the prior year, with underlying adjusted operating profits up 9%. Overall adjusted operating margins improved by 0.9 percentage points to 23.1% reflecting the good revenue growth and firm cost management.

In North America, LexisNexis saw revenue growth of 15%, or 6% underlying. In North American Legal Markets, stronger demand was seen from law firms for online information and workflow tools as the total practice solutions strategy gains traction, to deliver organic revenue growth of 5%. In Corporate and Federal Markets, organic revenue growth was 8% with continued recovery in online news and business, higher volumes for the US patent and trademark office and strong demand in risk management. Additionally, the Seisint business acquired in September 2004 achieved 20% pro-forma year on year sales growth and strong profit growth despite higher security and other costs following the unauthorised access to its databases reported earlier in the year. Adjusted operating profits for LexisNexis North America were up 20%, or 11% underlying, with a 1.1 percentage point increase in adjusted operating margins due to the strong revenue growth and the gearing in the business.

LexisNexis revenue


North America
£1,095m
€1,599m
International
£371m
€541m


£ Sterling
2004
£1,292m
2005
£1,466m
€ Euro
2004
€1,899m
2005
€2,140m

The International business outside North America saw excellent growth in demand for online information and from new publishing with particularly strong performances in Europe and Africa. Organic revenue growth was 7%, driven by a 16% increase in online revenues, with underlying adjusted operating profits up 5% after further investment in Germany, Asia Pacific and Latin America.

In LexisNexis, the focus in 2005 has been on combining content with online workflow tools to build total practice solutions, expanding online services internationally, and integrating Seisint within our risk management business. The success of our strategy is seen in the acceleration of growth in LexisNexis. There is significantly growing demand for practice solutions from law firms and businesses: Total Litigator, just launched, combines relevant research materials with advanced tools covering electronic discovery, court docket tracking, e-filing, expert identification, legal document preparation and many other litigator tasks, in one integrated online service; Totalsearch provides customers with a single interface to combine searches of their data with our materials; and client development tools help law firms identify business development opportunities and market themselves more effectively to existing and potential clients. Internationally, the roll out of the global legal platform has brought compelling functionalities to market. The integration of Seisint is well progressed, with product integration on the Seisint platform expected to be completed this year and the product development and sales and marketing activities now combined. The return on capital invested in Seisint is building quickly and is expected to get close to a 10% post tax return in only the second full year of ownership, and to continue to grow thereafter.

The outlook for LexisNexis is good. Revenue momentum is building in the business as organic and acquisition investment expands market opportunities and enhances value added and differentiated offerings. Organic revenue growth of 6–7% is targeted for 2006 and further margin improvement.

Harcourt Education

	£ 2005 £m	2004 £m	€ 2005 €m	2004 €m	% Change at constant currencies
Revenue					
US Schools & Testing	**806**	774	**1,177**	1,138	+4%
International	**95**	94	**138**	138	-
	901	868	**1,315**	1,276	+3%
Adjusted operating profit	**161**	157	**235**	231	+2%
Adjusted operating margin	**17.9%**	18.1%	**17.9%**	18.1%	-0.2pts

Harcourt Education had a disappointing year with modest revenue growth, well behind target. Strong growth in the US basal business, driven by success in an expanded state textbook adoption market, was to a large part offset by a below market performance in supplemental and assessment.

Revenues and adjusted operating profits were up 3% and 2% respectively at constant exchange rates. Organic revenue growth excluding acquisitions and disposals was 2%, against a target for the year of 9-10%, with underlying profits flat. Adjusted operating margins were only slightly lower by 0.2 percentage points to 17.9%, as the revenue shortfall was mostly mitigated by sales mix and firm cost management throughout the year.

The Harcourt US Schools & Testing business saw underlying revenues and operating profits up 2% at constant currencies, with a strong performance in the K-12 basal business undermined by a weak supplemental market and significant underperformance in the supplemental and assessment business.

The Harcourt US K-12 basal business saw strong revenue growth of 9% despite a lower than 75% implementation rate in relevant Texas adoptions due to the funding delays. Harcourt won a leading market share in new state textbook adoptions in the core curriculum subjects in which we compete, coming no.1 in Elementary with a 33% share and no. 2 in Secondary with a 23% share. Particular adoption successes were seen in Texas health and Florida social studies in Elementary and in literature and language arts and in Texas health and world languages in Secondary.

Harcourt Education revenue


US Schools & Testing
£806m
€1,177m
International
£95m
€138m


£ Sterling
2004
£868m
2005
£901m
€ Euro
2004
€1,276m
2005
€1,315m

The supplemental business saw revenue decline of 11% excluding acquisitions and disposals. This resulted from sharply reduced sales of the literacy backlist titles not aligned to the approaches prompted by the No Child Left Behind Act, and tighter budgets at the school level, partly caused by funds moving to large scale intervention programmes sold at the district level. Firm remedial action has been taken: a major repositioning of the frontlist publishing programmes to fit with NCLB orientation; a new product line under development to address the more comprehensive intervention need at district level; and significant upgrading and re-staffing of the sales force. Some positive impact from this will be seen in 2006, with revenue expected to return to growth, but the major effect will be in 2007.

Harcourt Assessment saw underlying revenue decline of 1% reflecting the failure to win a satisfactory share of significant state testing contracts, limited new clinical frontlist publishing, and an unexpected cut back on school spending on traditional catalogue product. Again, significant action is being implemented to address the issues. Changes are being made at a senior management level, a major upgrade in sales management and in programme servicing is underway, the clinical publishing frontlist is being strengthened, and a step change is targeted in margin through an extensive cost reduction and efficiency programme. We expect a meaningful impact from these initiatives in 2006, with revenue returning to growth and margin improvement. Results will also benefit from the continuing rollout of the Stanford Learning First online interim assessment product in 2006. The early modules of Stanford Learning First and the Unison platform on which it is based have both been well received in the market and the prospects look promising.

The Harcourt Education International business saw underlying revenues 1% lower, reflecting a weak UK instructional materials market as schools held back spending in the face of considerable funding uncertainties surrounding government initiatives. Adjusted operating profits were down 10% underlying, due to the revenue decline and investment in new assessment product.

Despite the disappointment of 2005, we believe the outlook for Harcourt Education is positive. Although the addressable adoption market for Harcourt in 2006 is smaller than in 2005, the early market response to the 2006 adoption programme is encouraging and, as stated above, progress is expected in restoring growth to the supplemental and assessment businesses. Overall, organic revenue growth of 2–4% is targeted for 2006, whilst adjusted operating profits are expected to be lower due to the significant sales and marketing investment ahead of 2007 adoptions. In 2007–2009, the textbook adoption cycle sees a strong growth phase. Harcourt has a strong programme in development to capitalise on this opportunity, and also expects to see improved momentum in the supplemental and assessment businesses.

Reed Business

	£ 2005 £m	£ 2004 £m	€ 2005 €m	€ 2004 €m	% Change at constant currencies
Revenue					
Reed Business Information					
US	**324**	323	**473**	475	–
UK	**259**	244	**378**	359	+6%
Continental Europe	**270**	268	**394**	394	–
Asia Pacific	**39**	33	**57**	48	+14%
Reed Exhibitions	**471**	421	**688**	619	+11%
	1,363	1,289	**1,990**	1,895	+5%
Adjusted operating profit	**214**	194	**313**	285	+9%
Adjusted operating margin	**15.7%**	15.0%	**15.7%**	15.0%	+0.7pts

Reed Business had a successful year with stronger revenue growth, driven by rapidly growing online services and excellent growth in exhibitions. Margins improved further through revenue growth and firm cost management.

Revenues and adjusted operating profits were up 5% and 9% respectively at constant exchange rates. Organic revenue growth was 5%, against a target for the year of 4-5% and compares with 2% in the prior year. Adjusted operating profit excluding acquisitions and disposals was 10%. The exhibitions business grew underlying revenues 11% whilst the magazines and information publishing businesses saw underlying revenue growth of 2%, which compares with a flat performance in the prior year. Adjusted operating margins increased by 0.7 percentage points to 15.7% despite the net cycling out of contribution from biennial joint venture exhibitions.

The Reed Business Information magazine and information publishing businesses saw continued strong growth in online services whilst print advertising remains variable by geography and sector, in part reflecting migration to strongly growing online services. In the US, revenues were up 1% from continuing titles, i.e. excluding the manufacturing product news titles which are currently being sold, with adjusted operating profits up 20% through continuing cost actions. The Media division continues to perform well with other divisions broadly flat as print advertising migrates online. In the UK, organic revenue growth was 7% driven by strong growth in online recruitment and paid search. The property, science, aerospace and agriculture sectors performed well with weakness in the social care market. Adjusted operating profits were 15% ahead underlying due to strong revenue growth and firm cost control. In Continental Europe, underlying revenues and adjusted operating profits were 1% and 6% lower respectively, with a continuing depressed market environment in The Netherlands in particular. Focus on new online services, market share performance and yield management largely mitigated the weakness in the advertising market. Asia Pacific saw 8% underlying revenue growth with strong performances in Japan and Singapore.

Reed Business revenue


Reed Exhibitions
£471m
€688m
US
£324m
€473m
Asia Pacific
£39m
€57m
Continental Europe
£270m
€394m
UK
£259m
€378m


£ Sterling
2004
£1,289m
2005
£1,363m
€ Euro
2004
€1,895m
2005
€1,990m

Reed Exhibitions had a very successful year, with underlying revenue growth of 11% whilst adjusted operating profits grew 7%, or 15% before the cycling out of the contribution from a number of biennial joint venture exhibitions. Good growth was seen across the business, in the US, Europe and Asia-Pacific, with strong demand, new launches and a turnaround in some underperforming sectors. Particularly strong performances were seen in Japan and in the international entertainment and property shows.

In Reed Business, the focus in 2005 has been on expanding our online services to the business communities we serve, through webzines, recruitment sites, search and subscription information and data services. Reed Business Information online revenues grew over 30% in the year to more than $300m and now account for nearly 20% of RBI revenues. This follows several years of sustained investment in online services, anticipating the shift from print to online in business market growth. The most developed territory, where we started investing first, is the UK and well illustrates the potential for our online services. Online revenues grew by over 30% in the UK in 2005 and now account for 35% of total revenues. Further continued development is underway of sector specific recruitment sites, expansion of the Kellysearch service for sourcing industrial components, and in providing more specialised search offerings. In addition to online, Reed Business has continued to invest in new titles and exhibitions and in upgrading formats. Growth is accelerating in China and other developing markets through launch and alliance, such as the exhibitions joint venture in China with Sinopharm announced in August.

The outlook for Reed Business is positive. Exhibition demand remains good, although the exceptional growth of 2005 is not expected to be repeated in 2006, and the growing online business is delivering growth in the magazine and information publishing business. Organic revenue growth of 4–5% and further margin improvement is targeted for 2006.

Financial review

Reed Elsevier combined businesses

	£ 2005 £m	£ 2004 £m	€ 2005 €m	€ 2004 €m	% Change at constant currencies
Reported figures					
Revenue	**5,166**	4,812	**7,542**	7,074	+7%
Operating profit	**839**	766	**1,225**	1,126	+12%
Profit before tax	**701**	631	**1,023**	928	+14%
Net borrowings	**2,694**	2,532	**3,933**	3,570	
Adjusted figures					
Operating profit	**1,142**	1,066	**1,667**	1,567	+8%
Profit before tax	**1,002**	934	**1,463**	1,373	+9%
Operating cash flow	**1,080**	1,013	**1,577**	1,490	+8%
Operating margin	**22%**	22%	**22%**	22%	
Operating cash flow conversion	**95%**	95%	**95%**	95%	

Adjusted figures are presented as additional performance measures and are stated before the amortisation of acquired intangible assets, acquisition integration costs, gains on disposals and investments, related tax effects and movements on deferred tax balances not expected to crystallise in the near term. Reconciliations between the reported and adjusted figures are provided in the notes to the combined financial statements.

Income statement
Revenue, at £5,166m/€7,542m, increased by 7% expressed both in sterling and euros, and at constant exchange rates. Excluding acquisitions and disposals, underlying revenue growth was 5%.

Reported figures
Reported operating profits, after amortisation of acquired intangible assets and acquisition integration costs, at £839m/€1,225m were up 10% expressed in sterling and 9% expressed in euros against the £766m/€1,126m reported in 2004 restated under IFRS. The increase reflects the strong underlying operating performance and the contribution from acquisitions. The amortisation charge in respect of acquired intangible assets amounted to £276m/€403m, up £21m/€28m on the prior year, principally as a result of a full year's amortisation for the Seisint and Saxon acquisitions made in 2004 and the MediMedia MAP acquisition from August 2005. Acquisition integration costs were £21m/€30m against £38m/€56m in the prior year.

The reported profit before tax for the Reed Elsevier combined businesses, including amortisation of acquired intangible assets, acquisition integration costs and net gains on disposals and investments, was £701m/€1,023m, which is up 11% expressed in sterling and 10% expressed in euros.

Revenue by business segment


Elsevier 28%
LexisNexis 28%
Harcourt Education 18%
Reed Business 26%

Revenue by geographical market


North America 57%
United Kingdom 11%
The Netherlands 4%
Rest of Europe 16%
Rest of world 12%

Revenue by source




Subscriptions 38%
Circulation 33%
Advertising 13%
Exhibitions 9%
Other 7%

The reported tax charge of £237m/€346m compares with a charge of £170m/€250m in the prior year. The increase principally reflects movements in deferred tax balances, arising on unrealised exchange differences on long term inter-affiliate lending, that are recognised in the income statement under IFRS but are not expected to be realised in the foreseeable future.

The reported profit attributable to shareholders of £462m/€675m is broadly flat against the £459m/€675m reported in the prior year, reflecting the strong operating performance of the business offset by the swing in non cash deferred tax balances referred to above.

Adjusted figures
Adjusted figures are used by Reed Elsevier as additional performance measures and are stated before amortisation of acquired intangible assets and acquisition integration costs, and, in respect of earnings, reflect a tax rate that excludes the effects of movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term. Profit and loss on disposals and other non operating items are also excluded from the adjusted figures. Comparison at constant exchange rates uses 2004 full year average and hedged exchange rates.

Adjusted operating profits, at £1,142m/€1,667m, were up 7% expressed in sterling and 6% in euros. At constant exchange rates, adjusted operating profits were up 8%, or 6% underlying excluding acquisitions and disposals. Underlying operating margins improved by 0.2 percentage points from the stronger revenue growth and through firm cost management.

The overall adjusted operating margin, at 22.1%, was 0.1 percentage point lower than in the prior year reflecting the inclusion of lower margin acquisitions and currency effects, most particularly the year on year movement in hedge rates in Elsevier journal subscriptions. (The net benefit of the Elsevier science journal hedging programme is lower in 2005 than in 2004 as the effect of the weaker US dollar is systematically incorporated within the three year rolling hedging programme.)

Within adjusted operating profits, the net pension expense (including the net pension financing items included within operating profit) was £100m/€146m, up £11m/€15m on the prior year principally reflecting the market decline in real corporate bond yields used to calculate pension service costs. The charge for share based payments was £57m/€83m, down from £59m/€87m in the prior year due principally to expiry of the 2000 long term incentive plan service period. Restructuring costs, other than in respect of acquisition integration, were £25m/€37m, increasing £7m/€11m on the prior year as the businesses are reorganised to improve cost efficiency and to better align behind the online growth opportunity.

Net finance costs, at £140m/€204m, were £8m/€10m higher than in the prior year and included a £8m/€12m net credit on the mark-to-market of non-qualifying instruments and undesignated hedges under IAS 39 which applies from 1 January 2005. The increase in costs reflects higher interest rates and the financing of prior year and 2005 acquisitions, partly offset by the benefit of strong free cashflow.

Adjusted profits before tax were £1,002m/€1,463m, up 7% expressed in both sterling and euros. At constant exchange rates, adjusted profits before tax were up 9%.

The effective tax rate on adjusted earnings, at 24.6%, was lower than the 26.2% effective rate in the prior year, reflecting non recurrence of one off costs and a reduction in the corporation tax rate in the Netherlands. The effective tax rate on adjusted earnings excludes the effect of movements in deferred taxation assets and liabilities that are not

Use of adjusted operating cash flow


Net interest
£142m/€207m
Free cash flow after dividends
£428m/€625m
Taxation
£174m/€254m
Dividends
£336m/€491m

Currency profile
2005 adjusted pre-tax profit


Sterling 19%
Euro 29%
US Dollar 46%
Other 6%

Currency profile
2005 net borrowings


£2,355m
€3,437m
US Dollar
£108m/€158m
Sterling
£413m/€604m
Euro
£34m/€50m
Other

expected to crystallise in the near term, and more closely aligns with cash tax costs. Adjusted operating profits and taxation are also grossed up for the equity share of taxes in joint ventures.

The adjusted profit attributable to shareholders of £754m/€1,101m was up 10% expressed in sterling and up 9% expressed in euros. At constant exchange rates, adjusted profit attributable to shareholders was up 11%.

Cash flows and debt
Adjusted operating cashflow was £1,080m/€1,577m, up 7% expressed in sterling and 6% in euros on the prior year, and 8% at constant currencies. The conversion rate of adjusted operating profits into cashflow was strong at 95% (2004: 95%), reflecting the continuing focus on managing working capital as the business expands.

Capital expenditure on fixed assets, included within adjusted operating cashflow, was £195m/€285m (2004: £192m/€282m) as investment levelled off, and included £102m/€149m (2004: £110m/€162m) in respect of capitalised development costs within intangible assets. Depreciation/amortisation of tangible fixed assets and capitalised development costs was £144m/€210m (2004: £126m/€185m).

Net working capital excluding fixed assets and financing items (i.e. principally trade debtors, inventories and pre-publication costs, less trade creditors, deferred revenues and provisions) was £107m/€156m negative (2004: £177m/€250m negative), with the increase of £70m/€94m principally reflecting the growth of the business and currency translation effects.

Net interest paid in the year of £142m/€207m (2004: £130m/€191m) was similar to the net finance costs. Tax paid of £171m/€250m (2004: £209m/€307m) was lower than the effective tax charge on adjusted earnings and the prior year due to refunds of tax paid on earlier assessments.

Free cashflow – after interest and taxation – was £764m/€1,116m (2004: £656m/€966m), up £108m/€150m reflecting the strong operating cashflow performance and lower taxes paid. Dividends paid to shareholders in the year amounted to £336m/€491m (2004: £309m/€454m), the increase reflecting the more progressive dividend policy announced in February 2005. After dividends, free cashflow was £428m/€625m (2004: £347m/€512m), up 23% in sterling and 22% in euros.

Acquisitions in 2005 were made for a total consideration of £307m/€448m, including £14m/€20m deferred to future years, and after taking account of net cash acquired of £8m/€12m. The amounts capitalised in respect of goodwill and intangible assets were £182m/€266m and £149m/€218m respectively, the principal intangible assets acquired being the MediMedia MAP journal titles and other brands, imprints and subscriber relationships. £9m/€13m was paid in respect of prior year acquisitions. Acquisition integration related spend in respect of the 2005 and other recent acquisitions amounted to £28m/€41m. The 2005 acquisitions contributed £7m/€10m to adjusted operating profit in the year and added £8m/€12m to net cash inflow from operating activities for the part year under Reed Elsevier ownership.

Net borrowings at 31 December 2005 were £2,694m/€3,933m (2004: £2,532m/€3,570m), an increase of £162m in sterling and €363m in euros since 31 December 2004 due to foreign exchange translation effects following the significant strengthening of the US dollar between the beginning and end of the year. These translation effects increase net debt expressed in sterling by £268m and in euros by €518m, more than offsetting the benefit of free cashflow less dividend and acquisition spend. Net debt is stated including a fair value adjustment to increase gross debt by £175m/€256m under IFRS which is largely offset by the corresponding fair value of derivatives used to hedge the related debt instruments.

Gross borrowings after fair value adjustments at 31 December 2005 amounted to £3,164m/€4,619m, denominated mostly in US dollars, and were partly offset by the fair value of related derivatives of £174m/€254m and cash balances totalling £296m/€432m invested in short term deposits and marketable securities. After taking into account interest rate derivatives, a total of 75% of Reed Elsevier's gross borrowings were at fixed rates and had a weighted average interest coupon of 5.1% and an average remaining life of 4.0 years.

Capital employed and returns
The capital employed in the business at 31 December 2005 was £9,705m/€14,169m (2004: £8,579m/€12,096m), after adding back accumulated amortisation of acquired intangible assets and goodwill. The increase of £1,126m/€2,073m principally arises from currency translation effects (£767m/€1,549m), most particularly from the strengthening of the US dollar between 1 January and 31 December 2005, and from acquisitions (£318m/€464m).

The return on average capital employed in the year was 9.4% (2004: 9.0%), and compares with an estimated weighted average cost of capital for Reed Elsevier of 7.5%. This return is based on adjusted operating profits, less tax at the 25% effective rate, and the average of the capital employed at the beginning and end of the year retranslated at average exchange rates. The improvement in the year reflects the good underlying profit growth and management of working capital.

Acquisitions typically dilute the overall return initially, but build quickly to deliver longer term returns well over Reed Elsevier's average for the business. The recent acquisitions made in the years 2002 to 2004 are delivering post tax returns in 2005 of 12%, 12% and 6% respectively and continue to grow well.

Accounting policies

Introduction

The accounting policies of the Reed Elsevier combined businesses are described in the combined financial statements. The Reed Elsevier combined financial statements and the consolidated financial statements of Reed Elsevier PLC and Reed Elsevier NV are presented in accordance with International Financial Reporting Standards (IFRS).

The most significant accounting policies in determining the financial condition and results of the combined businesses, and those requiring the most subjective or complex judgement, relate to the valuation of goodwill and intangible assets, share based remuneration, pensions and taxation.

Revenue recognition policies, while an area of management focus, are generally straightforward in application as the timing of product or service delivery and customer acceptance for the various revenue types can be readily determined. Allowances for product returns are deducted from revenues based on historical return rates. Where sales consist of two or more components that operate independently, revenue is recognised as each component is completed by performance, based on attribution of relative value.

Pre-publication costs incurred in the creation of content prior to production and publication are deferred and expensed over their estimated useful lives based on sales profiles. Such costs typically comprise direct internal labour costs and externally commissioned editorial and other fees. Estimated useful lives generally do not exceed five years. Annual reviews are carried out to assess the recoverability of carrying amounts.

Development spend embraces investment in new product and other initiatives, ranging from the building of new online delivery platforms, to launch costs of new services, to building new infrastructure applications. Launch costs and other operating expenses of new products and services are expensed as incurred. The costs of building product applications and infrastructure are capitalised as intangible fixed assets and amortised over their estimated useful lives. Impairment reviews are carried out annually.

Goodwill and intangible assets

Reed Elsevier's accounting policy is that, on acquisition of a subsidiary or business, the purchase consideration is allocated between the net tangible and intangible assets other than goodwill on a fair value basis, with any excess purchase consideration representing goodwill. The valuation of intangible assets represents the estimated economic value in use, using standard valuation methodologies, including as appropriate, discounted cash flow, relief from royalty and comparable market transactions. Acquired intangible assets are capitalised and amortised systematically over their estimated useful lives, subject to annual impairment review. Appropriate amortisation periods are selected based on assessments of the longevity of the brands and imprints, the market positions of the acquired assets and the technological and competitive risks that they face. Certain intangible assets, more particularly in relation to acquired science and medical publishing businesses, have been determined to have indefinite lives. The longevity of these assets is evidenced by their long established and well regarded brands and imprints, and their characteristically stable market positions.

The carrying amounts of goodwill and intangible assets are regularly reviewed, at least twice a year. The carrying amounts of goodwill and intangible assets, including amounts arising on all significant acquisitions, on all acquisitions made in the previous financial year, and on any acquisitions for which there are indications of possible impairment, are compared with estimated values in use based on latest management cash flow projections. Key areas of judgement in estimating the values in use of businesses are the forecast long term growth rates and the appropriate discount rates to be applied to forecast cash flows. Based on the latest value in use calculations, no goodwill or intangible assets were impaired as at 31 December 2005.

Share based remuneration

Share based remuneration is accounted for in accordance with IFRS 2 – Share Based Payment and is determined based on the fair value of an award at the date of grant, and is spread over the vesting period on a straight line basis, taking into account the number of shares that are expected to vest. The fair value of awards is determined at the date of grant by use of a binomial model, which requires judgements to be made regarding share price volatility, dividend yield, risk free rate of return and expected option lives. The number of awards that are expected to vest requires judgements to be made regarding forfeiture rates and the extent to which performance conditions will be met. These assumptions are determined in conjunction with independent actuaries based on historical data and trends.

Pensions

Pension costs are accounted for in accordance with IAS19 – Employee Benefits.

Accounting for defined benefit pension schemes involves judgement about uncertain events, including the life expectancy of the members, salary and pension increases, inflation, the return on scheme assets and the rate at which the future pension payments are discounted. Estimates for all of these factors are used in determining the pension cost and liabilities reported in the financial statements. These best estimates of future developments are made in conjunction with independent actuaries. Each scheme is subject to a periodic review by the independent actuaries.

For defined contribution schemes, the net cost represents contributions payable.

Taxation

The Reed Elsevier combined businesses seek to organise their affairs in a tax efficient manner, taking account of the jurisdictions in which they operate. Reed Elsevier's policy is to make prudent provision for tax uncertainties.

Reed Elsevier's policy in respect of deferred taxation is to provide in full for all taxable temporary differences using the balance sheet liability method. Deferred tax assets are only recognised to the extent that they are considered recoverable based on forecasts of available taxable profits against which they can be utilised over the near term.

Treasury policies

The boards of Reed Elsevier PLC and Reed Elsevier NV have requested that Reed Elsevier Group plc and Elsevier Reed Finance BV have due regard to the best interests of Reed Elsevier PLC and Reed Elsevier NV shareholders in the formulation of treasury policies.

Financial instruments are used to finance the Reed Elsevier businesses and to hedge transactions. Reed Elsevier's businesses do not enter into speculative transactions. The main treasury risks faced by Reed Elsevier are liquidity risk, interest rate risk and foreign currency risk. The boards of the parent companies agree overall policy guidelines for managing each of these risks and the boards of Reed Elsevier Group plc and Elsevier Finance SA agree policies (in conformity with parent company guidelines) for their respective business and treasury centres. These policies are summarised below.

Liquidity

Reed Elsevier maintains a range of borrowing facilities and debt programmes to fund its requirements, at short notice and at competitive rates. The significance of Reed Elsevier Group plc's US operations means that the majority of debt is denominated in US dollars and is raised in the US debt markets. A mixture of short term and long term debt is utilised and Reed Elsevier maintains a maturity profile to facilitate refinancing. Reed Elsevier's policy is that no more than US$1,000m of term debt issues should mature in any 12-month period. In addition, minimum levels of net debt with maturities over three years and five years are specified, depending on the level of the total borrowings.

After taking account of the maturity of committed bank facilities that back short term borrowing, at 31 December 2005 and after utilising available cash resources, no borrowings mature in the next two years, 46% of borrowings mature in the third year, 11% in the fourth and fifth years, 29% in the sixth to tenth years, and 14% beyond the tenth year.

In April 2005 Reed Elsevier renegotiated and amended the terms of its US$3,000m committed credit facility. At 31 December 2005, Reed Elsevier had access to US$3,000m (2004: US$3,000m) of committed bank facilities, of which US$115m was drawn. These facilities principally provide back up for short term debt but also security of funding for future acquisition spend in the event that commercial paper markets are not available. Of the total committed facilities, US$nil expires within one year (2004: US$750m), US$3,000m within two to three years (2004: US$nil), and US$nil within three to four years (2004: US$2,250m).

Interest rate exposure management

Reed Elsevier's interest rate exposure management policy is aimed at reducing the exposure of the combined businesses to changes in interest rates. The proportion of interest expense that is fixed on net debt is determined by reference to the level of interest cover. Reed Elsevier uses fixed rate term debt, interest rate swaps, forward rate agreements and a range of interest rate options to manage the exposure. Interest rate derivatives are used only to hedge an underlying risk and no net market positions are held.

At 31 December 2005, after taking account of interest rate and currency derivatives in a designated hedging relationship, US$4,063m of Reed Elsevier's net debt was denominated in US dollars and net interest expense was fixed or capped on approximately US$3,080m of forecast US dollar net debt for the next 12 months. This fixed or capped net debt reduces to approximately US$1,730m by the end of the third year and reduces further thereafter with all designated interest rate derivatives which fix or cap expense and all but US$113m of fixed rate term debt (not swapped back to floating rate) having matured by the end of 2009 and 2012 respectively.

At 31 December 2005, fixed rate US dollar term debt (not swapped back to floating rate) amounted to US$1.9 billion and had a weighted average life remaining of 6.7 years (2004: 10.0 years) and a weighted average interest coupon of 6.0%. Designated interest rate derivatives in place at 31 December 2005 which fix or cap the interest cost on an additional US$0.7 billion (2004: US$2.1 billion) of variable rate US dollar debt, have a weighted average maturity of 2.2 years (2004: 1.5 years) and a weighted average interest rate of 5.2%. At 31 December 2005 there were undesignated derivatives in place which fix the interest cost on an average of US$0.2 billion of debt in 2006.

Foreign currency exposure management

Translation exposures arise on the earnings and net assets of business operations in countries other than those of each parent company. These exposures are hedged, to a significant extent, by a policy of denominating borrowings in currencies where significant translation exposures exist, most notably US dollars.

Currency exposures on transactions denominated in a foreign currency are required to be hedged using forward contracts. In addition, recurring transactions and future investment exposures may be hedged, within defined limits, in advance of becoming contractual. The precise policy differs according to the commercial situation of the individual businesses. Expected future net cash flows may be covered for sales expected for up to the next 12 months (50 months for Elsevier science and medical subscription businesses up to limits staggered by duration). Cover takes the form of foreign exchange forward contracts.

As at 31 December 2005, the amount of outstanding foreign exchange cover designated against future transactions was US$1.1 billion.

Elsevier Reed Finance BV

Structure

Elsevier Reed Finance BV, the Dutch resident parent company of the Elsevier Reed Finance BV group ("ERF"), is directly owned by Reed Elsevier PLC and Reed Elsevier NV. ERF provides treasury, finance and insurance services to the Reed Elsevier Group plc businesses through its subsidiaries in Switzerland: Elsevier Finance SA ("EFSA"), Elsevier Properties SA ("EPSA") and Elsevier Risks SA ("ERSA"). These three Swiss companies are organised under one Swiss holding company, which is in turn owned by Elsevier Reed Finance BV.

Activities

EFSA, EPSA and ERSA each focus on their own specific area of expertise.

EFSA is the principal treasury centre for the combined businesses. It is responsible for all aspects of treasury advice and support for Reed Elsevier Group plc's businesses operating in Continental Europe, South America, the Pacific Rim, China and certain other territories, and undertakes foreign exchange and derivatives dealing services for the whole of Reed Elsevier. EFSA also arranges or directly provides Reed Elsevier Group plc businesses with financing for acquisitions and product development and manages cash pools and investments on their behalf. EPSA is responsible for the exploitation of tangible and intangible property rights whilst ERSA is responsible for insurance activities relating to risk retention.

Major developments

The committed bank facilities available to EFSA and certain of its other term debt agreements were renegotiated in 2005. EFSA also renegotiated various banking and cash management arrangements in Continental Europe and Asia, and continued to provide advice to Reed Elsevier Group plc companies regarding interest and foreign currency exposures, implementation of International Financial Reporting Standards, and electronic collections and payment solutions.

The average balance of cash under management in 2005, on behalf of Reed Elsevier Group plc and its parent companies, was approximately $0.4 billion.

Liabilities and assets

At the end of 2005, 87% (2004: 89%) of ERF's gross assets were held in US dollars and 12% (2004: 10%) in euros, including $8.1bn (2004: $8.4bn) and €0.9bn (2004: €0.7bn) in loans to the Reed Elsevier Group plc group. Loans made to the Reed Elsevier Group plc group are funded from equity, long term debt of $1.3bn and short term debt of $0.7bn backed by committed bank facilities.

Adoption of International Financial Reporting Standards

Reed Elsevier now prepares financial statements under International Financial Reporting Standards (IFRS), with effect from the 2005 financial year. The 2004 financial statements have been restated under IFRS, adopting a 1 January 2004 transition date, other than in respect of IAS39 – Financial Instruments for which the transition date is 1 January 2005, as further described in note 33 to the combined financial statements.

The required changes in Reed Elsevier accounting policies in adopting IFRS were in six major areas:

- Goodwill and intangible assets – goodwill is no longer amortised and intangible assets are generally amortised over shorter periods.
- Employee benefits – pension costs and defined benefit scheme assets and liabilities are measured based on market values; the amount of any surplus or deficit is recognised in full in the balance sheet.
- Share based remuneration – the fair value of share options, determined at date of grant, is expensed over the vesting period.
- Financial instruments – with effect from 1 January 2005, all derivative financial instruments are measured at fair value; hedge accounting is only permissible where effectiveness criteria are met.
- Deferred taxation – full provision is made for nearly all differences between the balance sheet amounts of assets and liabilities and their corresponding tax bases.
- Dividends – accrual is made for dividends only when they have been formally declared by the directors.

Parent companies

	Reed Elsevier PLC			Reed Elsevier NV			Change at constant currencies
	2005 £m	2004 £m	Change %	**2005 €m**	2004 €m	Change %	%
Reported profit attributable	**235**	235	0%	**338**	338	0%	
Adjusted profit attributable	**399**	363	+10%	**551**	505	+9%	+11%
Average US$:£/€ exchange rate	**1.82**	1.83		**1.25**	1.24		
Reported earnings per share	**18.6**	18.6p	0%	**€0.43**	€0.43	0%	
Adjusted earnings per share	**31.5p**	28.7p	+10%	**€0.70**	€0.64	+9%	+11%
Dividend per share	**14.4p**	13.0p	+11%	**€0.359**	€0.330	+9%	

The Reed Elsevier combined businesses encompass the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV, together with their two parent companies, Reed Elsevier PLC and Reed Elsevier NV (the "Reed Elsevier combined businesses"). The results of Reed Elsevier PLC reflect its shareholders' 52.9% economic interest in the Reed Elsevier combined businesses. The results of Reed Elsevier NV reflect its shareholders' 50% economic interest in the Reed Elsevier combined businesses. The respective economic interests of the Reed Elsevier PLC and Reed Elsevier NV shareholders take account of Reed Elsevier PLC's 5.8% interest in Reed Elsevier NV.

Earnings per share
For the parent companies, Reed Elsevier PLC and Reed Elsevier NV, adjusted earnings per share were respectively up 10% at 31.5p (2004: 28.7p) and 9% at €0.70 (2004: €0.64). Adjusted earnings are stated before the amortisation of acquired intangible assets, acquisition integration costs, net gains on disposals and other non operating items, related tax effects and movements in deferred tax balances not expected to crystallise in the near term. The difference in percentage change is attributable to the impact of currency movements on the translation of reported results and the effects of rounding. At constant rates of exchange, the adjusted earnings per share of both companies would have shown an increase of 11% over 2004.

The reported earnings per share for Reed Elsevier PLC shareholders was 18.6p (2004: 18.6p) and for Reed Elsevier NV shareholders was €0.43 (2004: €0.43).

Dividends
Dividends to Reed Elsevier PLC and Reed Elsevier NV shareholders are equalised at the gross level, including the benefit of the UK attributable tax credit of 10% received by certain Reed Elsevier PLC shareholders. The exchange rate used for each dividend calculation – as defined in the Reed Elsevier merger agreement – is the spot euro/sterling exchange rate, averaged over a period of five business days commencing with the tenth business day before the announcement of the proposed dividend.

The Board of Reed Elsevier PLC has proposed a final dividend of 10.7p, giving a total dividend of 14.4p for the year, up 11% on 2004. The Boards of Reed Elsevier NV, in accordance with the dividend equalisation arrangements, have proposed a final dividend of €0.267, which results in a total dividend of €0.359 for the year, up 9% on 2004. The difference in dividend growth rates reflects the movement in the euro:sterling exchange rate between dividend announcement dates.

Dividend cover, based on adjusted earnings per share and the total of the interim and proposed final dividend for the year, was 2.2 times for Reed Elsevier PLC and 1.9 times for Reed Elsevier NV. Measured for the combined businesses on a similar basis, dividend cover was 2.1 times.

Parent company financial statements
The individual parent company financial statements for Reed Elsevier PLC and Reed Elsevier NV continue to be prepared under UK GAAP. Under Article 362.1 of Book 2 Title 9 of The Netherlands Civil Code, UK GAAP may be adopted by Dutch companies with international operations for the preparation of financial statements and, accordingly, UK GAAP has been adopted by Reed Elsevier NV for its individual parent company financial statements, thereby ensuring consistency.

Key performance measures

The key financial performance measures used by Reed Elsevier and the bases of their calculation are as follows:

- **Revenue** - as reported in the financial statements.
- **Adjusted operating profit** – reported operating profit before amortisation of acquired intangible assets, acquisition integration costs, and share of taxation of joint ventures.
- **Adjusted operating margin** – adjusted operating profit expressed as a percentage of revenue.
- **Adjusted profit before tax** – reported profit before tax before amortisation of acquired intangible assets, acquisition integration costs, share of taxation of joint ventures, disposal gains and other non operating items.
- **Effective tax rate on adjusted profit before tax** – reflects the tax rate excluding movements on deferred tax balances not expected to crystallise in the near term, more closely aligning with cash taxes payable, and includes the benefit of deductible tax amortisation on acquired goodwill and intangible assets.
- **Adjusted profit attributable to shareholders** – reported profit attributable to shareholders before amortisation of acquired intangible assets, acquisition integration costs, disposal gains and other non operating items, related tax effects and movements on deferred tax balances not expected to crystallise in the near term.
- **Adjusted earnings per share** – adjusted profit attributable to shareholders of each parent company divided by the respective number of ordinary shares in issue.
- **Adjusted operating cash flow** – cash generated from operations plus dividends from joint ventures less net capital expenditure on property, plant and equipment and internally developed intangible assets, and excluding payments in relation to acquisition integration costs.
- **Constant currency growth** – growth rates calculated using the prior year average and hedged exchange rates.
- **Underlying growth** – growth rates calculated excluding businesses acquired or disposed (or held for sale) in the current or previous financial year.
- **Return on capital employed** – adjusted operating profit less taxation (at the effective rate for the year) expressed as a percentage of capital employed, being the aggregate of gross goodwill and acquired intangible assets, property, plant and equipment, internally developed intangible assets, working capital, less net pension obligations and provisions.

The source data for calculating the key performance measures is obtained from the Reed Elsevier financial reporting system.

The adjusted figures are adopted as key performance measures since they measure performance without reference to non cash amortisation of intangible assets, mostly acquired in prior periods, which has no operational relevance to current performance. Acquisition integration expenses are excluded since they are a direct function of the relevant acquisition activity and not a reflection of ongoing operational performance. Underlying growth, excluding current and prior year acquisitions and disposals, is measured to give a proper assessment of year on year organic growth without distortion for part year contributions. Constant currency growth is measured to give a better reflection of year on year performance before translation effects in arriving at the reported figures in the reporting currencies of the parent companies.

Targets in respect of the principal key performance indicators are established each year for Reed Elsevier and its four businesses, and are set out in the Report of the Chairman and the Chief Executive Officer and the Operating Review above.

The derivations of adjusted operating profit, adjusted profit before tax, adjusted profit attributable, and adjusted operating cash flow are disclosed in note 9 to the combined financial statements. The derivation of the adjusted earnings per share of the parent companies is shown in note 9 to the Reed Elsevier PLC consolidated financial statements and note 8 to the Reed Elsevier NV consolidated financial statements.

Structure and corporate governance

Structure

Corporate structure

Reed Elsevier came into existence in January 1993, when Reed Elsevier PLC and Reed Elsevier NV contributed their businesses to two jointly owned companies, Reed Elsevier Group plc, a UK registered company which owns the publishing and information businesses, and Elsevier Reed Finance BV, a Dutch registered company which owns the financing activities. Reed Elsevier PLC and Reed Elsevier NV have retained their separate legal and national identities and are publicly held companies. Reed Elsevier PLC's securities are listed in London and New York, and Reed Elsevier NV's securities are listed in Amsterdam and New York.

Equalisation arrangements

Reed Elsevier PLC and Reed Elsevier NV each hold a 50% interest in Reed Elsevier Group plc. Reed Elsevier PLC holds a 39% interest in Elsevier Reed Finance BV, with Reed Elsevier NV holding a 61% interest. Reed Elsevier PLC additionally holds an indirect equity interest in Reed Elsevier NV, reflecting the arrangements entered into between the two companies at the time of the merger, which determined the equalisation ratio whereby one Reed Elsevier NV ordinary share is, in broad terms, intended to confer equivalent economic interests to 1.538 Reed Elsevier PLC ordinary shares. The equalisation ratio is subject to change to reflect share splits and similar events that affect the number of outstanding ordinary shares of either Reed Elsevier PLC or Reed Elsevier NV.

Under the equalisation arrangements, Reed Elsevier PLC shareholders have a 52.9% economic interest in Reed Elsevier, and Reed Elsevier NV shareholders (other than Reed Elsevier PLC) have a 47.1% economic interest in Reed Elsevier. Holders of ordinary shares in Reed Elsevier PLC and Reed Elsevier NV enjoy substantially equivalent dividend and capital rights with respect to their ordinary shares.

The boards of both Reed Elsevier PLC and Reed Elsevier NV have agreed, except in exceptional circumstances, to recommend equivalent gross dividends (including, with respect to the dividend on Reed Elsevier PLC ordinary shares, the associated UK tax credit), based on the equalisation ratio. A Reed Elsevier PLC ordinary share pays dividends in sterling and is subject to UK tax law with respect to dividend and capital rights. A Reed Elsevier NV ordinary share pays dividends in euro and is subject to Dutch tax law with respect to dividend and capital rights.

Corporate governance

Compliance with codes of best practice

The boards of Reed Elsevier PLC and Reed Elsevier NV have implemented standards of corporate governance and disclosure policies applicable to companies listed on the stock exchanges of the United Kingdom, the Netherlands and the United States. The effect of this is that a standard applying to one will, where practicable and not in conflict, also be observed by the other.

The boards of Reed Elsevier PLC and Reed Elsevier NV support the principles and provisions of corporate governance set out in the Combined Code on Corporate Governance issued in July 2003 (the UK Code) and the Dutch Corporate Governance Code issued in December 2003 (the Dutch Code). Save as explained below, Reed Elsevier PLC, which has its primary listing on the London Stock Exchange, has complied throughout the period under review with the UK Code and Reed Elsevier NV, which has its primary listing on Euronext in Amsterdam, has complied throughout the period under review with the Dutch Code.

The ways in which the relevant principles of corporate governance are applied and complied with within Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV are described below.

The boards

The boards of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV each comprise a balance of executive and non-executive directors who bring a wide range of skills and experience to the deliberations of the boards. All non-executive directors are independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgement.

All directors have full and timely access to the information required to discharge their responsibilities fully and efficiently. They have access to the services of the respective company secretaries, other members of Reed Elsevier's management and staff, and its external advisors. Directors may take independent professional advice in the furtherance of their duties, at the relevant company's expense.

The boards of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc are harmonised. All the directors of Reed Elsevier Group plc are also directors of Reed Elsevier PLC and of Reed Elsevier NV. The Reed Elsevier PLC and Reed Elsevier NV shareholders maintain their rights to appoint individuals to the respective boards, in accordance with the provisions of the Articles of Association of these companies. Subject to this, no individual may be appointed to the boards of Reed Elsevier PLC, Reed Elsevier NV (either members of the Executive Board or the Supervisory Board) or Reed Elsevier Group plc unless recommended by the joint Nominations Committee. Members of the Committee abstain when their own re-appointment is being considered.

In order to safeguard the agreed board harmonisation, the Articles of Association of Reed Elsevier NV provide that appointments of board members other than in accordance with nominations by the combined board, shall require a $^{2}/_{3}$ majority if less than 50% of the share capital is in attendance. Given the still generally low attendance rate at shareholders meetings in the Netherlands, the boards believe that this qualified majority requirement is appropriate.

On appointment and at regular intervals, directors receive training appropriate to their level of previous experience. This includes the provision of a tailored induction programme, so as to provide newly appointed directors with information about the Reed Elsevier businesses and other relevant information to assist them in performing their duties. Non-executive directors are encouraged to visit the Reed Elsevier businesses to meet directors and senior executives.

All Reed Elsevier PLC and Reed Elsevier NV directors are subject to retirement at least every three years, and are able then to make themselves available for re-election by shareholders at the respective Annual General Meetings.

As a general rule, non-executive directors of Reed Elsevier PLC and members of the Reed Elsevier NV supervisory board serve on the respective board for two, three year terms, although the boards may invite individual directors to serve up to one additional three year term.

Reed Elsevier PLC

The Reed Elsevier PLC board consists of six executive directors: Sir Crispin Davis – Chief Executive Officer, Mark Armour – Chief Financial Officer, Gerard van de Aast, Erik Engstrom, Andrew Prozes and Patrick Tierney, and seven independent non-executive directors: Jan Hommen (Chairman – appointed 27 April 2005), Mark Elliott, Cees van Lede, David Reid, Lord Sharman, Rolf Stomberg – senior independent non-executive director – and Strauss Zelnick (appointed 27 April 2005). The board met six times during the year. Messrs Elliott, Reid, Stomberg and Lord Sharman were each unable to attend one meeting. Mr van Lede was unable to attend two meetings, otherwise there was full attendance.

At the Reed Elsevier PLC Annual General Meeting to be held on 18 April 2006, Messrs van de Aast, Elliott, van Lede, Reid and Tierney will retire by rotation. Being eligible, they will each offer themselves for re-election.

Reed Elsevier NV

Reed Elsevier NV has a two-tier board structure comprising a Supervisory Board of eight members, all of whom are independent non-executives, and an Executive Board of six members. The Executive Board is responsible for the management of the company and the Supervisory Board supervises the Executive Board. The members of the Supervisory Board are Jan Hommen (Chairman – appointed 28 April 2005), Dien de Boer-Kruyt, Mark Elliott, Cees van Lede, David Reid, Lord Sharman, Rolf Stomberg and Strauss Zelnick (appointed 28 April 2005). The Executive Board comprises Sir Crispin Davis – Chief Executive Officer, Mark Armour – Chief Financial Officer, Gerard van de Aast, Erik Engstrom, Andrew Prozes and Patrick Tierney. The board met six times during the year. Mrs de Boer-Kruyt and Messrs Elliott, Reid, Stomberg and Lord Sharman were each unable to attend one meeting. Mr van Lede was unable to attend two meetings, otherwise there was full attendance.

At the Reed Elsevier NV Annual General Meeting to be held on 19 April 2006, Mrs de Boer-Kruyt and Messrs Elliott, van Lede and Reid will retire by rotation as members of the Supervisory Board, and Messrs van de Aast and Tierney will retire by rotation as members of the Executive Board. Being eligible, they will each offer themselves for re-election.

Reed Elsevier Group plc

The Reed Elsevier Group plc board consists of six executive directors: Sir Crispin Davis – Chief Executive Officer, Mark Armour – Chief Financial Officer, Gerard van de Aast, Erik Engstrom, Andrew Prozes and Patrick Tierney, and seven independent non-executive directors: Jan Hommen (Chairman – appointed 28 April 2005), Mark Elliott, Cees van Lede, David Reid, Lord Sharman, Rolf Stomberg and Strauss Zelnick (appointed 28 April 2005). The board met seven times during the year. Messrs Elliott, Reid, Stomberg and Lord Sharman were each unable to attend one meeting. Mr van Lede was unable to attend two meetings, otherwise there was full attendance.

Biographical information in respect of the current members of the boards appears on pages 26 and 27 of the Annual Review and Summary Financial Statements.

Elsevier Reed Finance BV

Elsevier Reed Finance BV has a two-tier board structure comprising a Supervisory Board and an Executive Board. The Supervisory Board during the year comprised Roelof

Nelissen – Chairman, Mark Armour and Dien de Boer-Kruyt, with the Management Board consisting of Willem Boellaard and Jacques Billy. Appointments to the Supervisory and Management Boards are made by the shareholders, in accordance with the company's Articles of Association. The Management Board and the Supervisory Board met three times during the year. Mrs de Boer-Kruyt was unable to attend one meeting, otherwise there was full attendance. Mr Nelissen retired from the Supervisory Board on 31 December 2005 and Mr Rudolf van den Brink was appointed a member and Chairman of the Supervisory Board at that time.

Board committees

In accordance with the principles of good corporate governance, the following committees, all of which have written terms of reference, have been established by the respective boards. The terms of reference of these committees are published on the Reed Elsevier website, www.reedelsevier.com.

Audit Committees
Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc have established Audit Committees. The Committees comprise only non-executive directors, all of whom are independent. The Committees are chaired by Lord Sharman, the other members being David Reid and Strauss Zelnick. A report of the Audit Committees, setting out the role of the Committees and their main activities during the year, appears on pages 34 to 36.

The Committees met five times during the year, and there was full attendance.

The functions of an audit committee in respect of the financing activities are carried out by the supervisory board of Elsevier Reed Finance BV.

Corporate Governance Committee
Reed Elsevier PLC and Reed Elsevier NV have established a joint Corporate Governance Committee, which comprises only non-executive directors, all of whom are independent. The Committee is chaired by Jan Hommen, the other members being Dien de Boer-Kruyt, Mark Elliott, Cees van Lede, David Reid, Lord Sharman, Rolf Stomberg and Strauss Zelnick. The Committee met once during the year. Mrs de Boer-Kruyt was unable to attend the meeting, otherwise there was full attendance.

During the period the Committee reviewed ongoing developments and best practice in corporate governance. The Committee assessed the performance of individual executive directors and, led by the senior independent director, also assessed the performance of the Chairman. Using questionnaires completed by all directors, the Committee reviewed the functioning and constitution of the boards and their committees. Based on these assessments, the Committee believes that the performance of each director continues to be effective and that they demonstrate commitment to their respective roles in Reed Elsevier.

The Committee is also responsible for recommending the structure and operation of the various committees of the boards and the qualifications and criteria for membership of each Committee, including the independence of members of the boards.

Nominations Committee
Reed Elsevier PLC and Reed Elsevier NV have established a joint Nominations Committee, which provides a formal and transparent procedure for the appointment of new directors to the boards. The Committee comprises a majority of independent non-executive directors. The Committee is chaired by Jan Hommen, the other members being Sir Crispin Davis – Chief Executive Officer, Cees van Lede, Lord Sharman and Rolf Stomberg. Although he is not independent, the boards believe that it is appropriate for the Chief Executive Officer to be a member of the Committee, since he provides a perspective which assists the Committee in nominating candidates to the board who will be able to work as a team with both the executive and non-executive directors. The Committee met six times during the year. Mr Tabaksblat, who retired in April 2005, was unable to attend one meeting and Lord Sharman was unable to attend two meetings, otherwise there was full attendance.

The Committee's terms of reference include assuring board succession and making recommendations to the boards of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc concerning the appointment or reappointment of directors to, and the retirement of directors from, those boards. In conjunction with the Chairman of the Reed Elsevier Group plc Remuneration Committee and external consultants, the Committee is also responsible for developing proposals for the remuneration and fees for new directors.

Based on the assessment by the Corporate Governance Committee of the qualifications and performance of each individual director, the Nominations Committee recommends the re-appointment of the directors seeking re-election at the Annual General Meetings in 2006.

Remuneration Committee
Reed Elsevier Group plc has established a Remuneration Committee which comprises only independent non-executive directors. The Committee is chaired by Rolf Stomberg, the

other members being Mark Elliott and Cees van Lede. The Committee met six times during the year. Mr van Lede was unable to attend one meeting, otherwise there was full attendance.

The Committee is responsible for recommending to the board the remuneration in all its forms of executive directors of Reed Elsevier Group plc, and provides advice to the Chief Executive Officer on the remuneration of executives at a senior level below the board. It also makes recommendations to the board of Reed Elsevier PLC and to the Supervisory Board of Reed Elsevier NV regarding the remuneration of the executive directors of these companies.

The fees of non-executive directors of Reed Elsevier PLC and of the Supervisory Board members of Reed Elsevier NV are determined by the Board of Directors, within the limits set out in the Articles of Association, as approved by shareholders.

A Directors' Remuneration Report, which has been approved by the boards of Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV, appears on pages 37 to 53. This report also serves as disclosure of the directors' remuneration policy, and the remuneration and interests in shares of the directors of two parent companies, Reed Elsevier PLC and Reed Elsevier NV.

Relations with shareholders

Reed Elsevier PLC and Reed Elsevier NV participate in regular dialogue with institutional shareholders, and presentations on the Reed Elsevier combined businesses are made after the announcement of the interim and full year results. The boards of Reed Elsevier PLC and Reed Elsevier NV commission periodic reports on the attitudes and views of the companies' institutional shareholders and the results are the subject of formal presentations to the respective boards. A trading update is provided at the respective Annual General Meetings of the two companies, and near the end of the financial year. The Annual General Meetings provide an opportunity for the boards to communicate with individual shareholders. The Chairman, the Chief Executive Officer, the Chief Financial Officer, the Chairmen of the board committees, other directors and a representative of the external auditors are available to answer questions from shareholders. The interim and annual results announcements and presentations, together with the trading updates and other important announcements and corporate governance documents concerning Reed Elsevier, are published on the Reed Elsevier website, www.reedelsevier.com.

The Combined Board of Reed Elsevier NV has adopted rules governing the functioning of the boards and the relationship with shareholders, reflecting the requirements of the Dutch Code.

Internal control

Parent companies
The boards of Reed Elsevier PLC and Reed Elsevier NV exercise independent supervisory roles over the activities and systems of internal control of Reed Elsevier Group plc and Elsevier Reed Finance BV. The boards of Reed Elsevier PLC and Reed Elsevier NV have each adopted a schedule of matters which are required to be brought to them for decision. In relation to Reed Elsevier Group plc and Elsevier Reed Finance BV, the boards of Reed Elsevier PLC and Reed Elsevier NV approve the strategy and the annual budgets, and receive regular reports on the operations, including the treasury and risk management activities, of the two companies. Major transactions proposed by the boards of Reed Elsevier Group plc or Elsevier Reed Finance BV require the approval of the boards of both Reed Elsevier PLC and Reed Elsevier NV.

The Reed Elsevier PLC and Reed Elsevier NV Audit Committees meet on a regular basis to review the systems of internal control and risk management of Reed Elsevier Group plc and Elsevier Reed Finance BV.

Operating companies
The board of Reed Elsevier Group plc is responsible for the system of internal control of the Reed Elsevier publishing and information businesses, while the boards of Elsevier Reed Finance BV are responsible for the system of internal control in respect of the finance group activities. The boards of Reed Elsevier Group plc and Elsevier Reed Finance BV are also responsible for reviewing the effectiveness of their system of internal control.

The boards of Reed Elsevier Group plc and Elsevier Reed Finance BV have implemented an ongoing process for identifying, evaluating, monitoring and managing the more significant risks faced by their respective businesses. This process has been in place throughout the year ended 31 December 2005 and up to the date of the approvals of the Annual Reports and Financial Statements 2005.

Reed Elsevier Group plc
Reed Elsevier Group plc has an established framework of procedures and internal controls, and with which the management of each business is required to comply. Group businesses are required to maintain systems of internal control, which are appropriate to the nature and scale of their activities and address all significant operational and financial risks that they face. The board of Reed Elsevier Group plc

has adopted a schedule of matters that are required to be brought to it for decision.

Reed Elsevier Group plc has a Code of Ethics and Business Conduct that provides a guide for achieving its business goals and requires officers and employees to behave in an open, honest, ethical and principled manner. The Code also outlines confidential procedures enabling employees to report any concerns about compliance, or about Reed Elsevier's financial reporting practice.

Each Business Group has identified and evaluated its major risks, the controls in place to manage those risks and the level of residual risk accepted. Risk management and control procedures are embedded into the operations of the business and include the monitoring of progress in areas for improvement that come to management and board attention. The major risks identified include business continuity, protection of IT systems and data, challenges to intellectual property rights, management of strategic and operational change, evaluation and integration of acquisitions, and recruitment and retention of personnel.

The major strategic risks facing the Reed Elsevier Group plc businesses are considered by the board. Litigation and other legal and regulatory matters are managed by legal directors in Europe and the United States.

The Reed Elsevier Group plc Audit Committee receives regular reports on the management of material risks and reviews these reports. The Audit Committee also receives regular reports from both internal and external auditors on internal control matters. In addition, each Business Group is required, at the end of the financial year, to review the effectiveness of its internal controls and report its findings on a detailed basis to the management of Reed Elsevier Group plc. These reports are summarised and, as part of the annual review of effectiveness, submitted to the Audit Committee of Reed Elsevier Group plc. The Chairman of the Audit Committee reports to the board on any significant internal control matters arising.

Elsevier Reed Finance BV
Elsevier Reed Finance BV has established policy guidelines, which are applied for all Elsevier Reed Finance BV companies. The boards of Elsevier Reed Finance BV have adopted schedules of matters that are required to be brought to them for decision. Procedures are in place for monitoring the activities of the finance group, including a comprehensive treasury reporting system. The major risks affecting the finance group have been identified and evaluated and are subject to regular review. The controls in place to manage these risks and the level of residual risk accepted are monitored by the boards. The internal control system of the Elsevier Reed Finance BV group is reviewed each year by its external auditors.

Annual review
As part of the year end procedures, the boards of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV have reviewed the effectiveness of the systems of internal control and risk management during the last financial year. The objective of these systems is to manage, rather than eliminate, the risk of failure to achieve business objectives. Accordingly, they can only provide reasonable, but not absolute, assurance against material misstatement or loss.

In accordance with the Dutch Code, the boards have confirmed, subject to the above, that the respective risk management and control systems as regards financial reporting risks provide reasonable assurance that the financial reporting does not contain material inaccuracies and have functioned properly during the year.

With effect from the 2006 financial year, the Reed Elsevier combined businesses will be required to report on the reporting and audit requirements of Section 404 of the US Sarbanes-Oxley Act, and are on track to do so.

Responsibilities in respect of the financial statements

The directors of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV are required to prepare financial statements as at the end of each financial period, which give a true and fair view of the state of affairs, and of the profit or loss, of the respective companies and their subsidiaries, joint ventures and associates. They are responsible for maintaining proper accounting records, for safeguarding assets, and for taking reasonable steps to prevent and detect fraud and other irregularities. The directors are also responsible for selecting suitable accounting policies and applying them on a consistent basis, making judgments and estimates that are prudent and reasonable.

Applicable accounting standards have been followed and the Reed Elsevier combined financial statements, which are the responsibility of the directors of Reed Elsevier PLC and Reed Elsevier NV, are prepared using accounting policies which comply with International Financial Reporting Standards.

US certifications

As required by Section 302 of the US Sarbanes-Oxley Act 2002 and by related rules issued by the US Securities and Exchange Commission, the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and of Reed Elsevier NV certify in the respective Annual Reports 2005 on Form 20-F filed with the Commission that they are responsible for establishing and maintaining disclosure controls and procedures and that they have:

- designed such disclosure controls and procedures to ensure that material information relating to Reed Elsevier is made known to them;
- evaluated the effectiveness of Reed Elsevier's disclosure controls and procedures;
- based on their evaluation, disclosed to the Audit Committees and the external auditors all significant deficiencies in the design or operation of disclosure controls and procedures and any frauds, whether or not material, that involve management or other employees who have a significant role in Reed Elsevier internal controls; and
- presented in the Reed Elsevier Annual Report 2005 on Form 20-F their conclusions about the effectiveness of the disclosure controls and procedures.

A Disclosure Committee, comprising the company secretaries of Reed Elsevier PLC and Reed Elsevier NV and other senior Reed Elsevier managers, provides assurance to the Chief Executive Officer and Chief Financial Officer regarding their certifications.

Going concern

The directors of Reed Elsevier PLC and Reed Elsevier NV, having made appropriate enquiries, consider that adequate resources exist for the combined businesses to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the financial statements.

Report of the Audit Committees

This report has been prepared by the Audit Committees of Reed Elsevier PLC and Reed Elsevier NV, in conjunction with the Audit Committee of Reed Elsevier Group plc, (the Committees) and has been approved by the respective boards.

The report meets the requirements of the Combined Code of Corporate Governance, issued by the UK Financial Services Authority.

Audit Committees

The main role and responsibilities of the Committees in relation to the respective companies are set out in written terms of reference and include:

(i) to monitor the integrity of the financial statements of the company, and any formal announcements relating to the company's financial performance, reviewing significant financial reporting judgements contained in them;

(ii) to review the company's internal financial controls and the company's internal control and risk management systems;

(iii) to monitor and review the effectiveness of the company's internal audit function;

(iv) to make recommendations to the board, for it to put to the shareholders for their approval in general meetings, in relation to the appointment, re-appointment and removal of the external auditor and to approve the remuneration and terms of engagement of the external auditor;

(v) to review and monitor the external auditor's independence and objectivity and the effectiveness of the audit process, taking into consideration relevant professional and regulatory requirements; and

(vi) to develop and recommend policy on the engagement of the external auditor to supply non audit services, taking into account relevant ethical guidance regarding the provision of non audit services by the external audit firm, and to monitor compliance.

The Committees report to the respective boards on their activities identifying any matters in respect of which they consider that action or improvement is needed and making recommendations as to the steps to be taken.

The Reed Elsevier Group plc Audit Committee fulfils this role in respect of the publishing and information operating business. The functions of an audit committee in respect of the financing activities are carried out by the Supervisory Board of Elsevier Reed Finance BV. The Reed Elsevier PLC and Reed Elsevier NV Audit Committees fulfil their roles from the perspective of the parent companies and both Committees have access to the reports to and the work of the Reed Elsevier Group plc Audit Committee and the Elsevier Reed Finance BV Supervisory Board in this respect.

The Committees have explicit authority to investigate any matters within their terms of reference and have access to all resources and information that they may require for this purpose. The Committees are entitled to obtain legal and other independent professional advice and have the authority to approve all fees payable to such advisers.

A copy of the terms of reference of each Audit Committee is published on the Reed Elsevier website, www.reedelsevier.com.

Committee membership

The Committees each comprise at least three independent non-executive directors. The current members of each of the Committees are: Lord Sharman (Chairman of the Committees), David Reid and Strauss Zelnick. Lord Sharman and David Reid are considered to have significant, recent and relevant financial experience.

Lord Sharman (63), a chartered accountant, spent his professional career at KPMG and now serves as non-executive Chairman of Aviva PLC and Aegis Group plc. He is a member of the Supervisory Board of ABN-AMRO NV and a non-executive director of BG Group plc. He was elected UK senior partner of KPMG in 1994 and served as Chairman of KPMG Worldwide between 1997 and 1999. David Reid (59), a chartered accountant, was appointed non-executive Chairman of Tesco PLC in April 2004. Prior to this appointment, he was executive Deputy Chairman, with responsibility for strategy, business development and international operations; he was previously the finance director of Tesco PLC. Strauss Zelnick (48) is the founder of Zelnick Media Corporation. He is Chairman of Columbia Music Entertainment Inc and OTX Corporation. Prior to founding Zelnick Media he was President and Chief Executive Officer of BMG Entertainment.

Appointments to the Committees are made on the recommendation of the Nominations Committee and are for periods of up to three years, extendable by no more than two additional three-year periods, so long as the member continues to be independent. Details of the remuneration policy in respect of members of the Committees and the remuneration paid to members for the year ended 31 December 2005 are set out in the Directors' Remuneration Report on pages 37 to 53.

Committee activities

The Committees typically hold meetings five times a year: around January, February, June, August and December, and report on these meetings to the respective boards at the next board meetings. The principal business of these meetings includes:

- January: review of critical accounting policies and practices, and significant financial reporting issues and judgements made in connection with the annual financial statements; review of internal control effectiveness; reviewing and approving the internal audit plan; review of internal audit findings
- February: review and approval of annual financial statements, results announcement and related formal statements; review of external audit findings
- June: monitoring and assessing the qualification, performance, expertise, resources, objectivity and independence of the external auditors and the effectiveness of the external and internal audit process; agreeing the external audit plan; reviewing significant financial reporting issues and judgements arising in connection with the interim financial statements; review of risk management activities; review of report from external auditors on control matters; review of internal audit findings
- August: review and approval of the interim financial statements, results announcement and related formal statements; review of external audit findings; review of internal audit findings
- December: review of year end financial reporting and accounting issues; review of significant external financial reporting and regulatory developments; review of external audit findings to date; review of internal audit findings.

The Audit Committee meetings are typically attended by the chief financial officer, group chief accountant, director of internal audit and senior representatives of the external auditors. Additionally, the managing director and senior representatives of the external auditors of Elsevier Reed Finance BV attend the August and February meetings of the parent company Audit Committees. At two or more of the meetings each year, the Committees additionally meet separately with the external auditors without management present, and also with the director of internal audit.

In discharging their principal responsibilities in respect of the 2005 financial year, the Committees have:

(i) received and discussed reports from the Reed Elsevier Group plc group chief accountant that set out areas of significance in the preparation of the financial statements, including: review of the carrying values of goodwill and intangible assets for possible impairment, review of estimated useful lives of intangible assets, accounting for pensions and related assumptions, accounting for share based remuneration and related assumptions, accounting treatment for acquisitions and disposals, application of revenue recognition and cost capitalisation, accounting for derivatives, review of tax reserves and provisions for lease obligations. Discussion of reporting matters has focused on the adoption of International Financial Reporting Standards with effect from the 2005 financial year and the related disclosures.

(ii) reviewed the critical accounting policies and compliance with applicable accounting standards and other disclosure requirements and have received regular update reports on accounting and regulatory developments.

(iii) received and discussed regular reports on the management of material risks and reviewed the effectiveness of the systems of internal control. As part of this review, detailed internal control evaluation and certification is obtained from management across the operating businesses, reviewed by internal audit and discussed with the Committees.

(iv) received and discussed regular reports from the director of internal audit summarising the status of the Reed Elsevier risk management activities and the findings from internal audit reviews and the actions agreed with management. An area of focus in 2005 has been to review the progress in implementing plans to meet the requirements of Section 404 of the US Sarbanes-Oxley Act relating to the documentation and testing of internal financial controls.

(v) reviewed and approved the internal audit plan for 2005 and monitored execution. Reviewed the resources and budget of the internal audit function.

The external auditors have attended all meetings of the Committees. They have provided written reports at the June, August, December and February meetings summarising the most significant findings from their audit work. These reports have been discussed by the Committees and actions agreed where necessary.

The external auditors have confirmed their independence from management and compliance with the Reed Elsevier policy on auditor independence. This policy sets out inter alia the requirements for rotation of the lead, review and other senior partners, as well as guidelines for the provision of permitted non audit services. The Committees have reviewed and agreed the non audit services provided by the external auditors, together with the associated fees. The external auditors' fees for audit services have been reviewed and approved by the Committees.

At their meeting in June 2005, the Committees conducted a formal review of the performance of the external auditors and the effectiveness of the audit process for both the external and internal audit activities. Based on this review, and on their subsequent observations on the planning and execution of the external audit for the year ended 31 December 2005, the Committees have recommended to the respective boards that resolutions for the re-appointment of the external auditors be proposed at the forthcoming Annual General Meetings.

Lord Sharman of Redlynch
Chairman of the Audit Committees
15 February 2006

Directors' remuneration report

This report provides Reed Elsevier's statement of how it has applied the principles of good governance relating to Directors' remuneration and communicates its policies and practices on executive remuneration to shareholders. It has been prepared by the Remuneration Committee (the Committee) of Reed Elsevier Group plc and approved by the boards of Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV.

In accordance with UK Directors' Remuneration Report Regulations 2002 (the UK Regulations) and the Dutch Corporate Governance Code issued in December 2003 (the Dutch Code), resolutions will be submitted to the respective Annual General Meetings of Reed Elsevier PLC and Reed Elsevier NV to approve this report and the remuneration policy as set out below.

Membership of the Remuneration Committee
Throughout 2005, the Committee consisted wholly of independent non-executive directors; Rolf Stomberg (Chairman), Mark Elliott and Cees van Lede. At the invitation of the Chairman, the Chief Executive Officer attends the meetings of the Committee except when his own remuneration is under consideration.

The contents of this report
For greater clarity, the main body of this report is focused on pay policy and practice for executive directors (pages 37 to 43) and non-executive directors (page 43). Pages 44 to 53 forming part of this report deal with the auditable disclosures and other regulatory requirements. The contents of the report are as follows:

A. Executive directors
(a) Remuneration policy and objectives
Our remuneration policy has been designed to meet the needs of a group of global business divisions, each of which operates internationally by line of business. In order to support this business structure, it is essential to have a remuneration policy which:

- aids the attraction and retention of the best executive talent from anywhere in the world; and
- underpins Reed Elsevier's demanding performance standards.

The challenges and demands created by the need for global market competitiveness as well as for internal consistency have led the Committee to apply a more global approach to the design and operation of its incentive plans.

The Committee believes that in order to meet its remuneration objectives, the remuneration of executive directors should comprise a balance between fixed and variable (performance-related) pay elements with the greater proportion of potential reward being linked to performance. For superior performance, some 60% of total target remuneration is performance-related.

The Committee constantly reviews remuneration policy to ensure that it is sufficiently flexible to take account both of future changes in Reed Elsevier's business operations and environment and of key developments in remuneration practice. Consequently, the policy set out in this report has applied during 2005 and will apply in 2006 subject to any necessary changes. Any changes will be described in full in future reports.

Remuneration objectives
The principal objectives of the policy are to attract and motivate executives of the highest calibre and experience needed to shape and execute strategy and deliver shareholder value in an ever more competitive and increasingly global employment market. The Committee believes that this requires the following:

- A pay and benefits package which is competitive with packages offered by other leading multinational companies operating in global markets, and is capable of providing upper quartile total remuneration for the sustained delivery of the clearly superior levels of performance required by our challenging business objectives.
- A reward structure that links individual performance, company performance and share price performance so as to align the interests of the directors with those of Reed Elsevier and the shareholders of the parent companies.
- An approach to performance management that stimulates enhanced performance by directors, recognises their individual contribution to the attainment of our short term and longer term results and also encourages the teamwork which is essential to achieve the long term strategic objectives.

Base salary and the annual incentive plan (AIP) aim to position the executive within the relevant market for executive talent and to provide a focus on the delivery of our shorter term strategic objectives.

The Executive Share Option (ESOS) and Long Term Incentive Scheme (LTIS) encourage a focus on longer term earnings growth and increases executives' alignment with shareholders' interests.

The Committee believes that the primary engine for the creation of long term shareholder value is sustained growth in profitability. In relation to shareholders, the primary measure of profitability is growth in adjusted earnings per share which is supported, at an operational level, by the measures of revenue growth, profitability and cash generation. Accordingly, these measures are integrated into our reward structure. In all cases payments are made against a sliding scale of performance achievement because this is the fairest and simplest way to relate incentives to business targets. Recognising shareholder preference for longer term incentive arrangements to include a performance measure based on shareholder return, it is proposed that a secondary measure of total shareholder return relative to a focused peer group will apply to awards made under the LTIS from 2006.

(b) Remuneration in practice

The Committee's practice is to review the market competitiveness of base salary on the following basis:

- UK-based directors against FTSE 50 companies (excluding financial services); and
- US-based directors (or directors on US-market based reward packages) against US Media Industry companies.

Benefits, including medical and retirement benefits, are positioned to reflect local country practice. UK directors are eligible to participate in the all-employee SAYE (savings related) share option scheme.

Recognising the more global approach to the design of its incentive plans, referred to earlier, the annual and longer term incentive plans for executive directors are operated with common incentive opportunity levels, irrespective of geographical location.

In relation to long term incentives, the performance measures are tested once at the end of the specific performance period and are not subsequently re-tested; (i.e. there is no re-testing of any performance condition).

This overall approach is set out in greater detail below with reference to the individual elements of the reward package for executive directors:

Base salary

- Salaries are reviewed annually to take account of two factors, Firstly, market movement and individual performance during the previous year. Secondly, the increased and sustainable contribution of the individual to the group which may position the individual at a higher value relative to the market.

Annual Incentive Plan (AIP)

- Based on achievement of financial performance targets set against the critical measures of revenue growth, profit, cash generation and Key Performance Objectives (KPOs).
- Targets are approved by the Committee at the beginning of the year and are aligned with the annual budget and strategic business objectives.
- Payment against each financial performance measure is only made if a threshold of 94% of the target is achieved.
- Up to 90% of salary is payable for the achievement of highly stretching financial targets which align with the Company's double digit adjusted EPS growth objective. This 90% bonus opportunity is allocated as follows, as a percentage of salary:

– Revenue	27%
– Profit	27%
– Cash Flow Conversion Rate	9%
– KPOs	27%

  The four elements are measured separately, such that there could be a pay-out on one element and not on others.
- A maximum of 110% of salary could be paid for exceptional performance. (This degree of upside potential in our AIP is low by market standards and it reflects the demanding nature of the initial targets).

Bonus Investment Plan (BIP)

- Designed to encourage increased personal shareholding by the participant.
- Directors and other designated key senior executives may invest up to half of any payment they receive under the AIP in shares of Reed Elsevier PLC or Reed Elsevier NV.
- Subject to continued employment, and to their retaining these investment shares during a three-year performance period, they will be awarded an equivalent number of matching shares.

- The award of matching shares is wholly dependent on the achievement of a performance condition. In 2005, this was the achievement of at least 6% per annum compound growth in the average of Reed Elsevier PLC and Reed Elsevier NV adjusted EPS – measured at constant exchange rates (adjusted EPS) over the three year vesting period.

Executive Share Options (ESOS)

- Annual grants of options are made over shares in Reed Elsevier PLC and Reed Elsevier NV at the market price at date of grant.
- The level of option grant and the performance conditions are determined and reviewed by the Committee annually.
- The standard performance condition, which governs the size of grant for all participants, relates to the compound annual growth in adjusted EPS over the three years prior to grant. The Target Grant Pool for all participants is defined with reference to share usage during the base year of 2003, as follows:

Adjusted EPS Growth per annum	Target Grant Pool (as a % of 2003 Grant)
Less than 6%	50%
6% or more	75%
8% or more	100%
10% or more	125%
12% or more	150%

- The awards made to executive directors are subject to an annual maximum of up to three times base salary. The awards are subject to the following three performance criteria:
  - **On grant**
    - corporate performance as measured by adjusted EPS growth in accordance with the criteria above, and
    - individual performance over the three year period prior to grant;
  - **On vesting**
    - a further performance condition such that the compound growth in adjusted EPS during the three years following grant must be at least 6% per annum. There is no retesting of the performance condition.
- The combination of the above tests requires sustained high level profit growth over a continuous six year period in respect of each individual grant to executive directors.
- Options are normally exercisable between three and ten years from the date of grant.

Long term Incentive (LTIS) – 2004–2006 cycle

- For the current performance period 2004-06, awards to Directors under the LTIS were made in February 2004 over 5.5 times salary in conventional market price options and 2.5 times salary in performance shares.
- The awards will vest at the end of the 2004-06 performance period, to the extent that the performance condition has been achieved:
  - at 8% compound annual growth in adjusted EPS, 25% of the awards will vest;
  - at 10%, 100% will vest;
  - at 12%, 125% of the award will vest; and
  - awards will vest on a straight line basis between each of these points. There is no retesting of the performance condition.
- Even if the adjusted EPS target is met, the Remuneration Committee retains full discretion to reduce or cancel awards under the Plan based on its assessment as to whether the adjusted EPS growth achieved is a fair reflection of the progress of the business having regard to underlying revenue growth, cash generation, return on capital and any significant changes in inflation as well as on individual performance.
- Acceptance of an award under the LTIS (for the 2004-06 cycle) by any individual automatically terminated their award under the previous Senior Executive Long Term Incentive Plan introduced in 2000. No payments were therefore made under the 2000 Plan.

Long term Incentive (LTIS) – 2006 and future cycles

The Committee has reviewed the operation of the LTIS in line with its commitment to shareholders and is proposing the following changes to the operation of the LTIS with effect from 2006:

- **Grants will be made annually:** from 2006, all executive directors will be eligible to receive an annual grant of performance shares with a target value of around 135% of salary. (Lower levels of grant will apply to other senior executives invited to participate in the LTIS).
- **Awards will consist solely of performance shares** (rather than a mix of performance shares and conventional market price options).
- **Relative Total Shareholder Return (TSR) will be introduced as a performance measure in addition to the EPS target.** From 2006, in addition to achieving a demanding EPS performance target over a three year performance period, an additional TSR performance target over the same three year period will also be taken into account.

The threshold level of compound adjusted EPS growth will continue to be 8% per annum, with maximum vesting being achieved for growth of 12% per annum. Any award earned through EPS performance may then be increased in line with Reed Elsevier's TSR performance against a comparator group over the three year period, to a maximum of around 270% of salary (depending on dividend payments). No increase will be applied for TSR performance which is below median, and the maximum increase will be applied at upper quartile or higher levels of TSR achievement. No award will be made to participants if Reed Elsevier fails to achieve the adjusted EPS growth threshold irrespective of the associated TSR performance.

The effect of this revised structure is that the vesting levels based on adjusted EPS growth will, in isolation, generate a lower reward than currently. However, in combination with strong relative TSR performance, there will be scope for better reward. The Committee considers the proposed mechanism to be tougher than normal UK practice because the TSR element can improve the reward to participants if, but only if, the adjusted EPS test has first been achieved.

- Reed Elsevier's TSR will be tested against a selected international group of competitor companies over a three year period. For awards in 2006, it is proposed that these companies will be as follows:

The Thomson Corporation	United Business Media
McGraw Hill	Fair Isaac
Reuters Group	John Wiley & Sons
Pearson	DMGT
VNU	Dow Jones
Wolters Kluwer	Lagardere
ChoicePoint	Dun & Bradstreet
EMAP	WPP
Informa	Taylor Nelson

- **Any shares which vest will be treated as attracting dividends during the performance period.** The value of awards granted to participants will be reduced to take into account a reasonable expectation of the value of dividends over the performance period.

- As currently, the Committee will have full discretion to reduce or cancel awards granted to participants in 2006 and thereafter based on its assessment as to whether the EPS and TSR performance fairly reflects the progress of the business having regard to underlying revenue growth, cash generation, return on capital and any significant changes in currency and inflation as well as individual performance.

These changes require the approval of shareholders, and further information is contained in the circular dated 10 March 2006, which contains the notices of Annual General Meeting for Reed Elsevier PLC and Reed Elsevier NV, respectively.

Retirement benefits

- The Committee reviews retirement benefit provision in the context of the total remuneration package for each director, bearing in mind their age and service and against the background of evolving legislation and practice in the group's major countries of operation.

- Base salary is the only pensionable element of remuneration.

- The three UK-based executive directors are provided with conventional UK defined benefit pension arrangements targeting two thirds (Sir Crispin Davis 45%) of salary at a normal retirement age of 60.

- The Committee has considered the Government changes to UK taxation of pension schemes introduced from 6 April 2006 ("A" Day). The Committee currently intends to continue its existing practice of providing the targeted pension through a combination of:
  - the main UK Reed Elsevier Pension Scheme for salary restricted to a cap, determined annually on the same basis as the pre-April 2006 Inland Revenue earnings cap, and
  - Reed Elsevier's unfunded unapproved pension arrangement for salary above the cap.

- P Tierney and A Prozes are covered by a mix of defined benefit and defined contribution arrangements. Reed Elsevier pays a contribution of 19.5% of salary to E Engstrom's personal pension plan. In accordance with US legislation, these directors have no defined retirement age.

- These arrangements are set out in further detail on pages 45 and 46.

(c) 2005 payments

In this section, we set out the payments made to executive directors and any gains which they have made during 2005 under any of the long term incentive plans.

(i) Base Salary for 2005

The annual salary increases made to executive directors with effect from 1 January 2005 were consistent with UK and US norms, respectively, for increases paid to senior executives during 2005. The increases to UK-based executives were in a range from 4.9% to 6.2%, and to US-based executives were at 4%.

Because of the many countries in which we operate, there is no practical basis on which to compare directors' pay increases with those of other employees. However, the same factors, in terms of market, personal contribution and performance determine the level of increase across all employee populations globally.

	Annual Salary 2005	Annual Salary 2004
G J A van de Aast	**£430,000**	£405,900
M H Armour	**£535,000**	£503,970
Sir Crispin Davis	**£1,040,000**	£991,725
E Engstrom	**$1,040,000**	$1,000,000[i]
A Prozes	**$1,040,000**	$997,500
P Tierney	**$1,040,000**	$997,500

(i) Mr Engstrom joined in August 2004 and the salary shown for 2004 was pro-rated.

(ii) Annual Incentive Plan Payments for 2005

	Payments made in 2006 (in respect of 2005)	% of salary
G J A van de Aast	**£408,741**	95.1%
M H Armour	**£474,989**	88.8%
Sir Crispin Davis	**£923,343**	88.8%
E Engstrom	**$846,404**	81.4%
A Prozes	**$1,013,958**	97.5%
P Tierney	**$312,021**	30.0%

In setting the levels of payments under the AIP for directors, the Committee took into account a number of factors including; strong organic revenue growth in the majority of the businesses, continued improvement in underlying operating margin, overall improvement in capital efficiency and strong cash generation when compared to stretching internal targets. Harcourt Education's disappointing performance in supplemental and assessment was considered against the strong basal performance. In addition, the directors were generally assessed as performing well against their KPOs, resulting in positive business momentum and an overall promising business outlook.

(iii) Gains made under Long term Incentive Plans during 2005

The first cycle under the current Long term Incentive Scheme (LTIS) was launched for the performance period 2004–06 and the first grant does not therefore vest until early 2007, subject to the performance condition.

Similarly, the first cycle under the Bonus Investment Plan (BIP) was launched in 2003 and therefore, subject to the performance condition, the first matching shares do not vest until 2006.

The following gains were made by Executive Directors in relation to share incentives during 2005:

Mr Armour made a gain of £50,985 in respect of executive share options awarded in 1995.

Sir Crispin Davis made a gain of £9,576 under the UK Save-As-You-Earn (SAYE) Scheme granted in 2000.

Mr Engstrom made a gain of £410,921 on vesting of restricted shares awarded to him in 2004 as part of his initial recruitment arrangements, which were disclosed in the Annual Reports and Financial Statements 2004.

These gains are set out in further detail on pages 48 to 52.

(d) 2005 awards
In this section, we set out the awards made to executive directors during 2005 under the terms of our long term incentive plans.

LTIS awards – 2005 was the second year of the 2004–06 performance cycle under the LTIS, for which a single block grant was made in 2004.

ESOS grants made in the year and executive directors' elections under the Bonus Investment Plan (BIP) are shown in the following table:

		Share Options		BIP Matching Shares
	Share Type	No. of Shares	Option Price	No. of shares
G J A van de Aast	PLC	120,900	533.50p	Nil
	NV	82,478	€11.31	26,347
M H Armour	PLC	150,422	533.50p	21,861
	NV	102,618	€11.31	15,098
Sir Crispin Davis	PLC	292,409	533.50p	86,042
	NV	199,481	€11.31	Nil
E Engstrom	PLC	154,517	533.50p	14,020
	NV	105,412	€11.31	Nil
A Prozes	PLC	154,517	533.50p	23,756
	NV	105,412	€11.31	16,522
P Tierney	PLC	154,517	533.50p	24,156
	NV	105,412	€11.31	16,800

(e) Shareholding requirement
Participants in the LTIS are required to build up a significant personal shareholding in Reed Elsevier PLC and/or Reed Elsevier NV. At executive director level, the current requirement is that they should own shares equivalent to 1.5 times salary and that this shareholding should be acquired prior to any payout being made under the LTIS in February 2007.

Under the proposed terms of the revised LTIS, the shareholding requirement for the Group Chief Executive Officer will (subject to shareholders' approval) increase from 1.5 times to three times salary and for other Executive Directors from 1.5 times to two times salary (the revised shareholding requirements to be met by February 2009).

Details of directors' shareholdings, as at 31 December 2005, are set out on page 53.

(f) Service contracts
Executive directors are employed under service contracts which generally provide for one year's notice and neither specify severance payments nor contain specific provisions in respect of change in control.

The service contracts for executive directors (and for approximately 130 other senior executives) contain the following provisions:

- covenants which prevent them from working with specified competitors, recruiting Reed Elsevier employees and soliciting Reed Elsevier customers for a period of 12 months after leaving employment;
- in the event of their resigning, they will immediately lose all rights to any awards under the LTIS, ESOS and BIP granted from 2004 onwards, whether or not such awards have vested; and
- in the event that they join a specified competitor within 12 months of termination, any gains made in the six months prior to termination on the exercise of an LTIS, ESOS and BIP award made from 2004 onwards shall be repayable.

(g) Policy on external appointments
The Committee believes that the experience gained by allowing executive directors to serve as non-executive directors on the boards of other organisations is of benefit to Reed Elsevier. Accordingly, executive directors may, subject to the approval of the Chairman and the Chief Executive Officer, serve as non-executive directors on the boards of up to two non-associated companies (of which only one may be to the board of a major company) and they may retain remuneration arising from such appointments.

- Sir Crispin Davis is a non-executive director of GlaxoSmithKline plc and received a fee of £70,000/€102,200 during 2005.
- Erik Engstrom is a non-executive director of Eniro AB and received a fee of £22,108/€32,277 during 2005.
- Andrew Prozes is a non-executive director of the Cott Corporation and received a fee of £27,377/€39,971 during 2005.

B. Non-executive directors
(a) Policy
Reed Elsevier seeks to recruit non-executive directors with the experience to contribute to the board of a dual-listed global business and with a balance of personal skills which will make a major contribution to the boards and their committee structures.

With the exception of G J de Boer-Kruyt, who serves only on the supervisory board of Reed Elsevier NV, non-executive directors, including the Chairman, are appointed to the boards of Reed Elsevier Group plc, Reed Elsevier PLC and the supervisory board of Reed Elsevier NV.

Non-executive directors' remuneration is determined by the three boards as appropriate to the director concerned. The primary source for comparative market data is the practice of FTSE50 companies, although reference is also made to AEX companies.

Non-executive directors, including the Chairman, serve under letters of appointment, do not have contracts of service and are not entitled to notice of, or payments following, termination.

During the year the Reed Elsevier Group plc board introduced a charity donation matching programme for non-executive directors. Under the policy, where a non-executive director donates all or part of their fees to a registered charity, the company may, at its sole discretion, make a matching donation to any charity, provided the charity's objectives are judged to be appropriate and are not political or religious in nature. Messrs Reid and Zelnick each donated a proportion of their fees in respect of 2005 to charity and, in accordance with the programme the company made matching charitable donations of £22,500/€32,850 and £30,000/€43,800, respectively.

(b) Fee levels
Non-executive directors receive one annual fee in respect of their memberships of the boards of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc. The fee paid to G J de Boer-Kruyt, who serves only on the supervisory board of Reed Elsevier NV, reflects her time commitment to that company and to other companies within the Reed Elsevier combined businesses. Non-executive directors are reimbursed for expenses incurred in attending meetings. They do not receive any performance related bonuses, pension provisions, share options or other forms of benefit. Fees may be reviewed annually, although in practice they have changed on a less frequent basis and were last reviewed with effect from 1 May 2003. The fee for Mrs de Boer-Kruyt was last reviewed with effect from 1 January 2004.

Annual fee rates applicable to non-executive directors and to the Chairman are set out in the following table:

	Annual fee 2005	Annual fee 2004
Chairman		
J Hommen (from April 2005)	**€350,000**[i]	–
M Tabaksblat (until April 2005)	**€280,000**[i]	€280,000
Non-executive directors	**£45,000/€65,000**	£45,000/€65,000
Chairman of:		
• Audit Committee	**£7,000/€12,000**	£7,000/€12,000
• Remuneration Committee	**£7,000/€12,000**	£7,000/€12,000

(i) Mr Hommen was appointed in April 2005, when Mr Tabaksblat retired. Their fees for 2005 were pro-rated.

C. Statutory disclosures

(a) Report authorship

This report has been prepared by the Remuneration Committee of Reed Elsevier Group plc. It has been prepared in accordance with the UK Regulations and the Dutch Code issued in December 2003 in order to meet the requirements of the UK Combined Code of Corporate Governance issued in July 2003, the Dutch Code and the Netherlands Civil code.

(b) Remuneration committee constitution and terms of reference

The Committee is responsible for:

- recommending to the boards the remuneration (in all its forms) of the Chairman and the executive directors, including terms of service contracts and all other terms and conditions of employment;
- providing advice to the Board and to the Chief Executive Officer on major policy issues affecting the remuneration of executives at a senior level below the board; and
- the operation of all share-based plans.

A copy of the Terms of Reference of the Committee can be found on the Reed Elsevier website www.reedelsevier.com.

The Remuneration Committee met six times during the year. Mr van Lede was unable to attend one meeting, otherwise there was full attendance.

(c) Advisors

The Committee has appointed Towers Perrin, an external consultancy which has wide experience of executive remuneration in multinational companies, to advise in developing its performance-related remuneration policy. Towers Perrin also provide actuarial and other Human Resources consultancy services directly to some Reed Elsevier companies.

The following individuals also provided material advice or services to the Committee during the year:

- Sir Crispin Davis (Chief Executive Officer);
- Ian Fraser (Group HR Director); and
- Philip Wills (Director, Compensation and Benefits).

(d) Total Shareholder Return (TSR)

As required by the Directors' Remuneration Report Regulations 2002, the following graphs show the Reed Elsevier PLC and Reed Elsevier NV total shareholder return performance, assuming dividends were reinvested. They compare the Reed Elsevier PLC performance with that achieved by the FTSE 100, and the Reed Elsevier NV performance with the performance achieved by the Euronext Amsterdam (AEX) Index, over the five year period from 2001–2005.

For the five year period since 1 January 2001, the TSR for Reed Elsevier PLC was a negative 13%, against a FTSE 100 return of 4%. For Reed Elsevier NV during the same period, TSR was a negative 16%, against an AEX Index return of negative 22%. As Reed Elsevier PLC and Reed Elsevier NV are members of the FTSE 100 and AEX Index respectively, the Committee considers these indices to be appropriate for comparison purposes.

Reed Elsevier PLC total shareholder return v FTSE 100 2001–2005


110
100
90
80
70
60
50
Reed Elsevier PLC
FTSE 100
Dec 00
Dec 01
Dec 02
Dec 03
Dec 04
Dec 05
Source: Datastream

Reed Elsevier NV total shareholder return v AEX Index 2001–2005


110
100
90
80
70
60
50
Reed Elsevier NV
AEX Index
Dec 00
Dec 01
Dec 02
Dec 03
Dec 04
Dec 05
Source: Datastream

The total shareholder return set out above is calculated on the basis of the average share price in the 30 trading days prior to the respective year ends and on the assumption that dividends were reinvested.

(e) Service contracts

Each of the executive directors has a service contract, as summarised below:

	Contract Date	Expiry date (subject to notice period)	Notice period	Subject to:
G J A van de Aast[i]	15 November 2000	17 July 2017	12 months	English law
M H Armour[i]	7 October 1996	29 July 2014	12 months	English law
Sir Crispin Davis[i]	19 July 1999	19 March 2009	12 months	English law
E Engstrom[i]	25 June 2004	14 June 2025	12 months	English law
A Prozes[ii]	5 July 2000	Indefinite	12 months base salary payable for termination without cause	New York law
P Tierney[ii]	19 November 2002	Indefinite	12 months base salary payable for termination without cause	New York law

(i) Employed by Reed Elsevier Group plc

(ii) Employed by Reed Elsevier Inc

The Committee believes that as a general rule, notice periods should be twelve months and that the directors should, subject to practice within their base country, be required to mitigate their damages in the event of termination. The Committee will, however, note local market conditions so as to ensure that the terms offered are appropriate to attract and retain top executives operating in global businesses.

No loans, advances or guarantees have been provided on behalf of any director.

(f) Auditable disclosures

(i) Pensions in more detail

The target pension for Sir Crispin Davis at normal retirement age of 60 is 45% of base salary in the 12 months prior to retirement. Other executive directors based in the UK are provided with pension benefits at a normal retirement age of 60, equivalent to two thirds of base salary in the 12 months prior to retirement, provided they have completed 20 years service with Reed Elsevier or at an accrual rate of 1/30th of pensionable salary per annum if employment is for less than 20 years.

The target pension for A Prozes, a US-based director, is US$300,000 per annum, which becomes payable on retirement only if he completes a minimum of seven years service. The pension will be reduced in amount by the value of any other retirement benefits payable by Reed Elsevier or which become payable by any former employer, other than those attributable to employee contributions. The target pension for P Tierney, a US-based director, after completion of five years pensionable service is US$440,000 per annum, inclusive of any other retirement benefits from any former employer. In the event of termination of employment before completion of five years pensionable service, the pension payable will be reduced proportionately. As US employees Messrs Prozes and Tierney also are eligible to participate in Reed Elsevier's 401k plan, to which Reed Elsevier contributed £3,588/€5,239 and £4,031/€5,885, respectively for the year.

The pension arrangements for the above directors include life assurance cover whilst in employment, an entitlement to a pension in the event of ill health or disability and a spouse's and/or dependents' pension on death.

E Engstrom is not a member of a company pension scheme and Reed Elsevier made a contribution to Mr Engstrom's designated retirement account of £111,429/€162,686, equivalent to 19.5% of his annual salary. In addition, Mr Engstrom is provided with life assurance cover whilst in employment.

The increase in the transfer value of the directors' pensions, after deduction of contributions, is shown below:

£

	Age 31 December 2005	Directors' contributions	Transfer value of accrued pension 31 December 2004	Transfer value of accrued pension 31 December 2005	Increase in transfer value during the period (net of directors' contributions)	Accrued annual pension 31 December 2005	Increase in accrued annual pension during the period	Increase in accrued annual pension during the period (net of inflation)	Transfer value of increase in accrued annual pension during the period (net of inflation and directors' contributions)
G J A van de Aast	48	4,980	510,134	721,552	206,437	72,884	17,615	15,680	150,257
M H Armour	51	4,980	1,722,165	2,259,816	532,670	194,644	28,090	22,272	253,598
Sir Crispin Davis	56	4,980	3,961,740	5,563,704	1,596,984	310,475	61,152	52,425	934,483
A Prozes	59	–	–	–	–	–	–	–	–
P Tierney	60	–	1,556,726	1,938,541	381,816	170,308	25,500	25,500	288,412

€

	Directors' contributions	Transfer value of accrued pension 31 December 2004	Transfer value of accrued pension 31 December 2005	Increase in transfer value during the period (net of directors' contributions)	Accrued annual pension 31 December 2005	Increase in accrued annual pension during the period	Increase in accrued annual pension during the period (net of inflation)	Transfer value of increase in accrued annual pension during the period (net of inflation and directors' contributions)
G J A van de Aast	7,259	743,633	1,051,821	300,927	106,244	25,678	22,857	219,033
M H Armour	7,259	2,510,434	3,294,179	776,484	283,736	40,947	32,466	369,675
Sir Crispin Davis	7,259	5,775,108	8,110,323	2,327,956	452,586	89,142	76,421	1,362,215
A Prozes	–	–	–	–	–	–	–	–
P Tierney	–	2,269,270	2,825,850	556,580	248,261	37,172	37,172	420,424

Transfer values have been calculated in accordance with the guidance note GN11 published by the UK Institute of Actuaries and Faculty of Actuaries.

The transfer value in respect of individual directors represents a liability in respect of directors' pensions entitlement, and is not an amount paid or payable to the director.

(ii) Aggregate emoluments
The emoluments of the directors of Reed Elsevier PLC and Reed Elsevier NV (including any entitlement to fees or emoluments from either Reed Elsevier Group plc or Elsevier Reed Finance BV) were as follows:

Aggregate emoluments

	£		€	
	2005 £000	2004 £000	**2005 €000**	2004 €000
Salaries and fees	**4,234**	3,684	**6,182**	5,416
Benefits	**111**	475	**162**	698
Annual performance-related bonuses	**3,001**	3,027	**4,381**	4,450
Pension contributions	**135**	54	**197**	79
Pension to former director	**223**	190	**326**	279
Payment to former director	**10**	10	**15**	15
Total	**7,714**	7,440	**11,263**	10,937

No compensation payments have been made for loss of office or termination in 2004 and 2005.

Details of share options exercised by the directors over shares in Reed Elsevier PLC and Reed Elsevier NV during the year are shown on pages 48 to 52. The aggregate notional pre-tax gain made by the directors on the exercise of share options during the year was £471,482/€688,364 (2004: £2,001/€2,942).

(iii) Individual emoluments of executive directors

	£					€				
	Salary	Benefits	Bonus	**Total 2005**	Total 2004	Salary	Benefits	Bonus	**Total 2005**	Total 2004
G J A van de Aast	430,000	16,462	408,741	**855,203**	835,222	627,800	24,034	596,762	**1,248,596**	1,227,776
M H Armour	535,000	19,372	474,989	**1,029,361**	998,402	781,100	28,283	693,484	**1,502,867**	1,467,652
Sir Crispin Davis	1,040,000	28,173	923,343	**1,991,516**	1,949,435	1,518,400	41,133	1,348,081	**2,907,614**	2,865,670
E Engstrom (from 23 August 2004)	571,429	13,950	465,057	**1,050,436**	739,732	834,286	20,367	678,983	**1,533,636**	1,087,404
A Prozes	571,429	19,891	557,120	**1,148,440**	1,080,352	834,286	29,040	813,395	**1,676,721**	1,588,117
P Tierney	571,429	13,009	171,440	**755,878**	1,087,071	834,286	18,993	250,303	**1,103,582**	1,597,993
Total	3,719,287	110,857	3,000,690	**6,830,834**	6,690,214	5,430,158	161,850	4,381,008	**9,973,016**	9,834,612

Benefits principally comprise the provision of a company car, medical insurance and life assurance.

Sir Crispin Davis was the highest paid director in 2005. He exercised a SAYE share option during 2005 over 5,019 Reed Elsevier PLC ordinary shares, at an option price of 336.2p. The notional gain on the exercise amounted to £9,576/€13,981.

(iv) Individual emoluments of non-executive directors

	£		€	
	2005	2004	**2005**	2004
G J de Boer-Kruyt	**23,151**	22,993	**33,800**	33,800
J F Brock (until 28 April 2005)	**11,130**	44,218	**16,250**	65,000
M W Elliott	**45,000**	45,000	**65,700**	66,150
C J A van Lede	**44,521**	44,218	**65,000**	65,000
J Hommen (from 27 April 2005)	**159,817**	–	**233,333**	–
D E Reid	**45,000**	45,000	**65,700**	66,150
Lord Sharman	**52,000**	52,000	**75,920**	76,440
R W H Stomberg	**52,740**	52,381	**77,000**	77,000
M Tabaksblat (until 28 April 2005)	**47,945**	190,476	**70,000**	280,000
S Zelnick (from 27 April 2005)	**33,750**	–	**49,275**	–
Total	**515,054**	496,286	**751,978**	729,540

R J Nelissen, a former director of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc served as Chairman of the Supervisory Board of Elsevier Reed Finance BV throughout 2005. During the period he received fees of £10,274/€15,000 in such capacity.

(v) Share Options and Interests in Shares
Details of options and restricted shares held by directors in Reed Elsevier PLC and Reed Elsevier NV during the period are shown below. There have been no changes in the options or restricted shares held by directors since 31 December 2005.

(a) Options in Reed Elsevier PLC

	1 January 2005	Granted during the year	Option price	Exercised during the year	Market price at exercise date	31 December 2005	Exercisable from	Exercisable until
G J A van de Aast								
– ESOS	50,940		638.00p			50,940	1 Dec 2003	1 Dec 2010
	49,317		659.00p			49,317	23 Feb 2004	23 Feb 2011
	58,000		600.00p			58,000	22 Feb 2005	22 Feb 2012
	81,728		451.50p			81,728	21 Feb 2006	21 Feb 2013
	124,956		487.25p			124,956	19 Feb 2007	19 Feb 2014
		120,900	533.50p			120,900	17 Feb 2008	17 Feb 2015
– BIP	31,217		Nil			31,217	26 Mar 2007	26 Mar 2007
– LTIS (options)	229,087		487.25p			229,087	19 Feb 2007	19 Feb 2014
– LTIS (shares)	104,130		Nil			104,130	19 Feb 2007	19 Feb 2007
Total	729,375	120,900				850,275		
M H Armour								
– ESOS	39,600		400.75p	39,600[i]	529.50p	–		
	30,000		585.25p			30,000	23 Apr 1999	23 Apr 2006
	52,000		565.75p			52,000	21 Apr 2000	21 Apr 2007
	66,900		523.00p			66,900	17 Aug 2001	17 Aug 2008
	33,600		537.50p			33,600	21 Feb 2003	19 Apr 2009
	88,202		436.50p			88,202	2 May 2003	2 May 2010
	62,974		659.00p			62,974	23 Feb 2004	23 Feb 2011
	74,000		600.00p			74,000	22 Feb 2005	22 Feb 2012
	104,319		451.50p			104,319	21 Feb 2006	21 Feb 2013
	155,147		487.25p			155,147	19 Feb 2007	19 Feb 2014
		150,422	533.50p			150,422	17 Feb 2008	17 Feb 2015
– BIP	11,327		Nil			11,327	21 Mar 2006	21 Mar 2006
	19,225		Nil			19,225	26 Mar 2007	26 Mar 2007
		21,861	Nil			21,861	14 Apr 2008	14 Apr 2008
– LTIS (options)	284,437		487.25p			284,437	19 Feb 2007	19 Feb 2014
– LTIS (shares)	129,289		Nil			129,289	19 Feb 2007	19 Feb 2007
– SAYE	4,329		377.60p			4,329	1 Aug 2009	31 Jan 2010
Total	1,155,349	172,283		39,600		1,288,032		

(a) Options in Reed Elsevier PLC continued

	1 January 2005	Granted during the year	Option price	Exercised during the year	Market price at exercise date	31 December 2005	Exercisable from	Exercisable until
Sir Crispin Davis								
– ESOS	160,599		467.00p			160,599	21 Feb 2003	1 Sept 2009
	80,300		467.00p			80,300	1 Sept 2003	1 Sept 2009
	80,300		467.00p			80,300	1 Sept 2004	1 Sept 2009
	171,821		436.50p			171,821	2 May 2003	2 May 2010
	122,914		659.00p			122,914	23 Feb 2004	23 Feb 2011
	148,500		600.00p			148,500	22 Feb 2005	22 Feb 2012
	209,192		451.50p			209,192	21 Feb 2006	21 Feb 2013
	305,303		487.25p			305,303	19 Feb 2007	19 Feb 2014
		292,409	533.50p			292,409	17 Feb 2008	17 Feb 2015
– BIP	22,731		Nil			22,731	21 Mar 2006	21 Mar 2006
	39,554		Nil			39,554	26 Mar 2007	26 Apr 2007
		86,042	Nil			86,042	14 Apr 2008	14 Apr 2008
– LTIS (options)	559,722		487.25p			559,722	19 Feb 2007	19 Feb 2014
– LTIS (shares)	254,419		Nil			254,419	19 Feb 2007	19 Feb 2007
– SAYE	5,019		336.20p	5,019[i]	527.00p	–		
Total	2,160,374	378,451		5,019		2,533,806		
E Engstrom								
– ESOS	63,460		478.00p			63,460	23 Aug 2007	23 Aug 2014
		154,517	533.50p			154,517	17 Feb 2008	17 Feb 2015
– BIP		14,020	Nil			14,020	14 Apr 2008	14 Apr 2008
– LTIS (options)	318,398		478.00p			318,398	23 Aug 2007	23 Aug 2014
– LTIS (shares)	144,726		Nil			144,726	23 Aug 2007	23 Aug 2007
– Restricted shares	115,781		Nil	38,595[ii]	524.50p	77,186	23 Aug 2005	23 Aug 2007
Total	642,365	168,537		38,595		772,307		
A Prozes								
– ESOS	188,281		566.00p			188,281	9 Aug 2003	9 Aug 2010
	83,785		659.00p			83,785	23 Feb 2004	23 Feb 2011
	103,722		600.00p			103,722	22 Feb 2005	22 Feb 2012
	132,142		451.50p			132,142	21 Feb 2006	21 Feb 2013
	162,666		487.25p			162,666	19 Feb 2007	19 Feb 2014
		154,517	533.50p			154,517	17 Feb 2008	17 Feb 2015
– BIP	20,040		Nil			20,040	21 Mar 2006	21 Mar 2006
	20,104		Nil			20,104	26 Mar 2007	26 Mar 2007
		23,756	Nil			23,756	14 Apr 2008	14 Apr 2008
– LTIS (options)	298,221		487.25p			298,221	19 Feb 2007	19 Feb 2014
– LTIS (shares)	135,555		Nil			135,555	19 Feb 2007	19 Feb 2007
Total	1,144,516	178,273				1,322,789		

(a) Options in Reed Elsevier PLC continued

	1 January 2005	Granted during the year	Option price	Exercised during the year	Market price at exercise date	31 December 2005	Exercisable from	Exercisable until
P Tierney								
- ESOS	396,426		451.50p			396,426	21 Feb 2006	21 Feb 2013
	162,666		487.25p			162,666	19 Feb 2007	19 Feb 2014
		154,517	533.50p			154,517	17 Feb 2008	17 Feb 2015
- BIP	19,572		Nil			19,572	26 Mar 2007	26 Mar 2007
		24,156	Nil			24,156	14 Apr 2008	14 Apr 2008
- LTIS (options)	298,221		487.25p			298,221	19 Feb 2007	19 Feb 2014
- LTIS (shares)	135,555		Nil			135,555	19 Feb 2007	19 Feb 2007
Total	1,012,440	178,673				1,191,113		

(i) Retained an interest in all of the shares
(ii) Retained an interest in 10,169 shares

Awards granted under ESOS and BIP which become exercisable from 2007 onwards are subject to post-grant performance conditions, as set out on page 39.

The proportion of the award that may vest under LTIS is subject to the annual growth in adjusted EPS during the performance period. The numbers of LTIS options and shares included in the above table are calculated by reference to an assumed annual growth rate of 10%, which would result in 100% of the award vesting. Depending on actual adjusted EPS growth, the proportion of the award that may vest could be lower or higher, as outlined on page 39.

Options under the SAYE scheme, in which all eligible UK employees are invited to participate, are granted at a maximum discount of 20% to the market price at time of grant. They are normally exercisable after the expiry of 3 to 5 years from the date of grant. No performance targets are attached to this scheme as it is an all-employee scheme.

The middle market price of a Reed Elsevier PLC ordinary share on the date of the 2005 award under BIP was 536.50p.

The middle market price of a Reed Elsevier PLC ordinary share during the year was in the range 474.50p to 553.50p and at 31 December 2005 was 546.00p.

(b) Options in Reed Elsevier NV

	1 January 2005	Granted during the year	Option price	Exercised during the year	Market price at exercise date	31 December 2005	Exercisable from	Exercisable until
G J A van de Aast								
- ESOS	35,866		€14.87			35,866	1 Dec 2003	1 Dec 2010
	35,148		€14.75			35,148	23 Feb 2004	23 Feb 2011
	40,699		€13.94			40,699	22 Feb 2005	22 Feb 2012
	58,191		€9.34			58,191	21 Feb 2006	21 Feb 2013
	85,805		€10.57			85,805	19 Feb 2007	19 Feb 2014
		82,478	€11.31			82,478	17 Feb 2008	17 Feb 2015
- BIP	12,057		Nil			12,057	21 Mar 2006	21 Mar 2006
		26,347	Nil			26,347	14 Apr 2008	14 Apr 2008
- LTIS (options)	157,309		€10.57			157,309	19 Feb 2007	19 Feb 2014
- LTIS (shares)	71,504		Nil			71,504	19 Feb 2007	19 Feb 2007
Total	496,579	108,825				605,404		

(b) Options in Reed Elsevier NV continued

	1 January 2005	Granted during the year	Option price	Exercised during the year	Market price at exercise date	31 December 2005	Exercisable from	Exercisable until
M H Armour								
– ESOS	20,244		€13.55			20,244	21 Feb 2003	19 Apr 2009
	61,726		€10.73			61,726	2 May 2003	2 May 2010
	44,882		€14.75			44,882	23 Feb 2004	23 Feb 2011
	51,926		€13.94			51,926	22 Feb 2005	22 Feb 2012
	74,276		€9.34			74,276	21 Feb 2006	21 Feb 2013
	106,536		€10.57			106,536	19 Feb 2007	19 Feb 2014
		102,618	€11.31			102,618	17 Feb 2008	17 Feb 2015
– BIP	8,030		Nil			8,030	21 Mar 2006	21 Mar 2006
	12,842		Nil			12,842	26 Mar 2007	26 Mar 2007
		15,098	Nil			15,098	14 Apr 2008	14 Apr 2008
– LTIS (options)	195,317		€10.57			195,317	19 Feb 2007	19 Feb 2014
– LTIS (shares)	88,780		Nil			88,780	19 Feb 2007	19 Feb 2007
Total	664,559	117,716				782,275		
Sir Crispin Davis								
– ESOS	95,774		€12.00			95,774	21 Feb 2003	1 Sept 2009
	47,888		€12.00			47,888	1 Sept 2003	1 Sept 2009
	47,888		€12.00			47,888	1 Sept 2004	1 Sept 2009
	120,245		€10.73			120,245	2 May 2003	2 May 2010
	87,601		€14.75			87,601	23 Feb 2004	23 Feb 2011
	104,204		€13.94			104,204	22 Feb 2005	22 Feb 2012
	148,946		€9.34			148,946	21 Feb 2006	21 Feb 2013
	209,645		€10.57			209,645	19 Feb 2007	19 Feb 2014
		199,481	€11.31			199,481	17 Feb 2008	17 Feb 2015
– BIP	16,115		Nil			16,115	21 Mar 2006	21 Mar 2006
	26,421		Nil			26,421	26 Mar 2007	26 Mar 2007
– LTIS (options)	384,349		€10.57			384,349	19 Feb 2007	19 Feb 2014
– LTIS (shares)	174,704		Nil			174,704	19 Feb 2007	19 Feb 2007
Total	1,463,780	199,481				1,663,261		
E Engstrom								
– ESOS	43,866		€10.30			43,866	23 Aug 2007	23 Aug 2014
		105,412	€11.31			105,412	17 Feb 2008	17 Feb 2015
– LTIS (options)	220,090		€10.30			220,090	23 Aug 2007	23 Aug 2014
– LTIS (shares)	100,040		Nil			100,040	23 Aug 2007	23 Aug 2007
– Restricted shares	80,032		Nil	26,678[ii]	€11.41	53,354	23 Aug 2005	23 Aug 2007
Total	444,028	105,412		26,678		522,762		

(b) Options in Reed Elsevier NV continued

	1 January 2005	Granted during the year	Option price	Exercised during the year	Market price at exercise date	31 December 2005	Exercisable from	Exercisable until
A Prozes								
– ESOS	131,062		€13.60			131,062	9 Aug 2003	9 Aug 2010
	59,714		€14.75			59,714	23 Feb 2004	23 Feb 2011
	72,783		€13.94			72,783	22 Feb 2005	22 Feb 2012
	94,086		€9.34			94,086	21 Feb 2006	21 Feb 2013
	111,699		€10.57			111,699	19 Feb 2007	19 Feb 2014
		105,412	€11.31			105,412	17 Feb 2008	17 Feb 2015
– BIP	14,552		Nil			14,552	21 Mar 2006	21 Mar 2006
	13,612		Nil			13,612	26 Mar 2007	26 Mar 2007
		16,522	Nil			16,522	14 Apr 2008	14 Apr 2008
– LTIS (options)	204,782		€10.57			204,782	19 Feb 2007	19 Feb 2014
– LTIS (shares)	93,083		Nil			93,083	19 Feb 2007	19 Feb 2007
Total	795,373	121,934				917,307		
P Tierney								
– ESOS	282,258		€9.34			282,258	21 Feb 2006	21 Feb 2013
	111,699		€10.57			111,699	19 Feb 2007	19 Feb 2014
		105,412	€11.31			105,412	17 Feb 2008	17 Feb 2015
– BIP	13,252		Nil			13,252	26 Mar 2007	26 Mar 2007
		16,800	Nil			16,800	14 Apr 2008	14 Apr 2008
– LTIS (options)	204,782		€10.57			204,782	19 Feb 2007	19 Feb 2014
– LTIS (shares)	93,083		Nil			93,083	19 Feb 2007	19 Feb 2007
Total	705,074	122,212				827,286		

(i) Retained an interest in all of the shares

Awards granted under ESOS and BIP which become exercisable from 2007 onwards are subject to post-grant performance conditions, as set out on page 39.

The proportion of the award that may vest under LTIS is subject to the annual growth in adjusted EPS during the performance period. The numbers of LTIS options and shares included in the above table are calculated by reference to an assumed annual growth rate of 10%, which would result in 100% of the award vesting. Depending on actual adjusted EPS growth, the proportion of the award that may vest could be lower or higher, as outlined on page 39.

The market price of a Reed Elsevier NV ordinary share on the date of the 2005 award under BIP was €11.35.

The market price of a Reed Elsevier NV ordinary share during the year was in the range €10.09 to €11.91 and at 31 December 2005 was €11.80.

(c) Shareholdings in Reed Elsevier PLC and Reed Elsevier NV

	Reed Elsevier PLC ordinary shares		Reed Elsevier NV ordinary shares	
	1 January 2005[i]	31 December 2005	1 January 2005[i]	31 December 2005
G J A van de Aast	18,600	18,600	19,684	35,445
M H Armour	46,926	99,321	29,846	38,727
G J de Boer-Kruyt	–	–	–	–
Sir Crispin Davis	473,467	528,847	298,261	298,261
M W Elliott	–	–	–	–
E Engstrom	–	19,253	–	26,678
J Hommen	–	–	–	–
C J A van Lede	–	–	11,100	11,100
A Prozes	76,808	91,444	63,454	73,632
D E Reid	–	–	–	–
Lord Sharman	–	–	–	–
R W H Stomberg	–	–	–	–
P Tierney	26,692	42,440	17,952	28,902
S Zelnick	–	–	–	–

(i) Or date of appointment as a director, if subsequent to 1 January 2005

Any ordinary shares required to fulfil entitlements under nil cost restricted share awards are provided by the Employee Benefit Trust (EBT) from market purchases. As a potential beneficiary under the EBT in the same way as other employees of Reed Elsevier, each executive director is deemed to be interested in all the shares held by the EBT which, at 31 December 2005, amounted to 10,780,776 Reed Elsevier PLC ordinary shares and 5,539,922 Reed Elsevier NV ordinary shares.

Approved by the board of Reed Elsevier Group plc
on 15 February 2006

Rolf Stomberg
Chairman of the Remuneration Committee

Approved by the board of Reed Elsevier PLC
on 15 February 2006

Rolf Stomberg
Non-executive director

Approved by the Combined Board of Reed Elsevier NV
on 15 February 2006

Rolf Stomberg
Member of the Supervisory Board

Combined income statement

For the year ended 31 December	Note	2005 £m	2004 £m	2005 €m	2004 €m
Revenue	1	**5,166**	4,812	**7,542**	7,074
Cost of sales		**(1,890)**	(1,733)	**(2,759)**	(2,548)
Gross profit		**3,276**	3,079	**4,783**	4,526
Selling and distribution costs		**(1,120)**	(1,065)	**(1,635)**	(1,566)
Administration and other expenses		**(1,333)**	(1,265)	**(1,946)**	(1,860)
Operating profit before joint ventures		**823**	749	**1,202**	1,100
Share of results of joint ventures		**16**	17	**23**	26
Operating profit	2	**839**	766	**1,225**	1,126
Finance income	6	**36**	16	**52**	23
Finance costs	6	**(176)**	(148)	**(256)**	(217)
Net finance costs		**(140)**	(132)	**(204)**	(194)
Disposals and other non operating items	7	**2**	(3)	**2**	(4)
Profit before tax		**701**	631	**1,023**	928
Taxation	8	**(237)**	(170)	**(346)**	(250)
Net profit for the year		**464**	461	**677**	678
Attributable to:					
Parent companies' shareholders		**462**	459	**675**	675
Minority interests		**2**	2	**2**	3
Net profit for the year		**464**	461	**677**	678

Combined cash flow statement

For the year ended 31 December	Note	£ 2005 £m	£ 2004 £m	€ 2005 €m	€ 2004 €m
Cash flow from operating activities					
Cash generated from operations	10	**1,223**	1,154	**1,786**	1,696
Interest paid		**(153)**	(146)	**(223)**	(215)
Interest received		**11**	16	**16**	24
Tax paid		**(171)**	(209)	**(250)**	(307)
Net cash from operating activities		**910**	815	**1,329**	1,198
Cash flows from investing activities					
Acquisitions	10	**(317)**	(647)	**(463)**	(951)
Purchases of property, plant and equipment		**(93)**	(82)	**(136)**	(120)
Expenditure on internally developed intangible assets		**(102)**	(110)	**(149)**	(162)
Purchases of investments		**(3)**	(13)	**(4)**	(19)
Proceeds on disposals of property, plant and equipment		**8**	4	**12**	7
Proceeds from other disposals		**36**	12	**52**	18
Dividends received from joint ventures		**16**	17	**23**	25
Net cash used in investing activities		**(455)**	(819)	**(665)**	(1,202)
Cash flows from financing activities					
Dividends paid to shareholders of the parent companies		**(336)**	(309)	**(491)**	(454)
Net movement in bank loans, overdrafts and commercial paper		**(492)**	(162)	**(718)**	(237)
Issuance of other loans		**544**	102	**794**	149
Repayment of other loans		**(90)**	(3)	**(132)**	(4)
Repayment of finance leases		**(13)**	(19)	**(19)**	(28)
Proceeds on issue of ordinary shares		**25**	21	**37**	31
Purchase of treasury shares		**(27)**	(29)	**(39)**	(43)
Net cash used in financing activities		**(389)**	(399)	**(568)**	(586)
Increase/(decrease) in cash and cash equivalents	10	**66**	(403)	**96**	(590)
Movement in cash and cash equivalents					
At start of year		**225**	638	**317**	906
Increase/(decrease) in cash and cash equivalents		**66**	(403)	**96**	(590)
Exchange translation differences		**5**	(10)	**19**	1
At end of year		**296**	225	**432**	317

Combined balance sheet

As at 31 December	Note	£ 2005 £m	£ 2004 £m	€ 2005 €m	€ 2004 €m
Non-current assets					
Goodwill	13	**3,030**	2,611	**4,424**	3,682
Intangible assets	14	**2,979**	2,835	**4,349**	3,997
Investments	15	**115**	110	**168**	157
Property, plant and equipment	16	**314**	292	**458**	411
Deferred tax assets	18	**266**	235	**388**	331
		6,704	6,083	**9,787**	8,578
Current assets					
Inventories and pre-publication costs	19	**630**	541	**920**	763
Trade and other receivables	20	**1,437**	1,103	**2,098**	1,555
Cash and cash equivalents		**296**	225	**432**	317
		2,363	1,869	**3,450**	2,635
Assets held for sale	21	**60**	–	**88**	–
Total assets		**9,127**	7,952	**13,325**	11,213
Current liabilities					
Trade and other payables	22	**1,982**	1,791	**2,893**	2,525
Borrowings	23	**900**	1,051	**1,314**	1,482
Taxation		**269**	299	**393**	422
		3,151	3,141	**4,600**	4,429
Non-current liabilities					
Borrowings	23	**2,264**	1,706	**3,305**	2,405
Taxation		**287**	198	**420**	279
Deferred tax liabilities	18	**980**	857	**1,431**	1,208
Net pension obligations	4	**405**	321	**591**	453
Provisions	25	**44**	52	**64**	73
		3,980	3,134	**5,811**	4,418
Liabilities associated with assets held for sale	21	**11**	–	**16**	–
Total liabilities		**7,142**	6,275	**10,427**	8,847
Net assets		**1,985**	1,677	**2,898**	2,366
Capital and reserves					
Combined share capitals	27	**190**	191	**277**	269
Combined share premiums	28	**1,805**	1,805	**2,635**	2,545
Combined shares held in treasury	29	**(93)**	(66)	**(136)**	(93)
Translation reserve	30	**89**	(122)	**130**	(175)
Other combined reserves	31	**(21)**	(144)	**(30)**	(200)
Combined shareholders' equity		**1,970**	1,664	**2,876**	2,346
Minority interests		**15**	13	**22**	20
Total equity		**1,985**	1,677	**2,898**	2,366

Combined statement of recognised income and expense

For the year ended 31 December	Note	£ 2005 £m	£ 2004 £m	€ 2005 €m	€ 2004 €m
Net profit for the year		**464**	461	**677**	678
Exchange differences on translation of foreign operations		**180**	(121)	**346**	(196)
Actuarial losses on defined benefit pension schemes	4	**(37)**	(74)	**(54)**	(109)
Fair value movements on available for sale investments		**3**	–	**4**	–
Fair value movements on cash flow hedges		**(10)**	–	**(15)**	–
Tax on actuarial losses on defined benefit pension schemes		**10**	12	**15**	18
Tax on fair value movements on cash flow hedges		**(13)**	–	**(19)**	–
Net income/(expense) recognised directly in equity		**133**	(183)	**277**	(287)
Transfer to net profit from hedge reserve		**(19)**	–	**(28)**	–
Total recognised income and expense for the year		**578**	278	**926**	391
Attributable to:					
Parent companies' shareholders		**576**	276	**924**	388
Minority interests		**2**	2	**2**	3
Total recognised income and expense for the year		**578**	278	**926**	391
Transition adjustment on adoption of IAS39 attributable to:					
Parent companies' shareholders		**11**	–	**16**	–
Minority interests		**-**	–	**-**	–
Transition adjustment on adoption of IAS39		**11**	–	**16**	–

Combined shareholders' equity reconciliation

For the year ended 31 December	Note	£ 2005 £m	£ 2004 £m	€ 2005 €m	€ 2004 €m
Total recognised net income attributable to the parent companies' shareholders		**576**	276	**924**	388
Dividends declared	12	**(336)**	(309)	**(491)**	(454)
Issue of ordinary shares, net of expenses		**25**	21	**37**	31
Increase in shares held in treasury	29	**(27)**	(29)	**(39)**	(43)
Recognition of share based remuneration reserve		**57**	59	**83**	87
Net increase in combined shareholders' equity		**295**	18	**514**	9
Combined shareholders' equity at start of year		**1,664**	1,646	**2,346**	2,337
Transition adjustment on adoption of IAS39		**11**	–	**16**	–
Combined shareholders' equity at end of year		**1,970**	1,664	**2,876**	2,346

Accounting policies

Under a regulation adopted by the European Parliament, the Reed Elsevier combined financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) with effect from the 2005 financial year.

The transition date for the application of IFRS is 1 January 2004 and the comparative figures for the year ended 31 December 2004 have been restated accordingly. Reconciliations of net income and equity for the comparative period from previously applied UK GAAP to IFRS are presented in note 33. IAS39 – Financial Instruments: Recognition and Measurement is applicable from the 2005 financial year with a transition date of 1 January 2005 and accordingly no restatement of prior period comparatives has been made in respect of IAS39.

The Reed Elsevier combined financial statements are prepared under IFRS as endorsed by the European Union, including the early adoption of an amendment to IAS19 – Employee Benefits which allows actuarial gains and losses to be recognised in full in the statement of recognised income and expense in the period in which they occur.

The Reed Elsevier accounting policies under IFRS are set out below.

Basis of preparation
The equalisation agreement between Reed Elsevier PLC and Reed Elsevier NV has the effect that their shareholders can be regarded as having the interests of a single economic group. The Reed Elsevier combined financial statements ("the combined financial statements") represent the combined interests of both sets of shareholders and encompass the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures, together with the parent companies, Reed Elsevier PLC and Reed Elsevier NV ("the combined businesses").

These financial statements form part of the statutory information to be provided by Reed Elsevier NV, but are not for a legal entity and do not include all the information required to be disclosed by a company in its financial statements under the UK Companies Act 1985 or the Dutch Civil Code. Additional information is given in the Annual Reports and Financial Statements of the parent companies set out on pages 104 to 142. A list of principal businesses is set out on page 153.

In addition to the figures required to be reported by applicable accounting standards, adjusted profit and operating cash flow figures have been presented as additional performance measures. Adjusted figures are shown before the amortisation of acquired intangible assets, acquisition integration costs, disposals and other non operating items, related tax effects and movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term. Adjusted operating profits are also grossed up to exclude the equity share of taxes in joint ventures. Adjusted operating cash flow is measured after dividends from joint ventures and net capital expenditure, but before payments in relation to acquisition integration costs.

Foreign exchange translation
The combined financial statements are presented in both pounds sterling and euros, being the respective functional currencies of the two parent companies, Reed Elsevier PLC and Reed Elsevier NV.

Transactions in foreign currencies are recorded at the rate of exchange prevailing on the date of the transaction. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rate prevailing on the balance sheet date. Exchange differences arising are recorded in the income statement other than where hedge accounting applied (see Financial Instruments).

Assets and liabilities of foreign operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items of foreign operations are translated at the average exchange rate for the period. Exchange differences arising are classified as equity and transferred to the translation reserve. When operations are disposed of, the related cumulative translation differences are recognised within the income statement in the period.

As permitted under the transition rules of IFRS1 – First Time Adoption of International Financial Reporting Standards, cumulative translation differences in respect of foreign operations have been deemed to be nil at the date of transition to IFRS.

Reed Elsevier uses derivative financial instruments, primarily forward contracts, to hedge its exposure to certain foreign exchange risks. Details of Reed Elsevier's accounting policies in respect of derivative financial instruments are set out below.

Revenue
Revenue represents the invoiced value of sales less anticipated returns on transactions completed by performance, excluding customer sales taxes and sales between the combined businesses.

Revenues are recognised for the various categories of turnover as follows: subscriptions – on periodic despatch of subscribed product or rateably over the period of the subscription where performance is not measurable by despatch; circulation – on despatch; advertising – on publication or over the period of online display; exhibitions – on occurrence of the exhibition; educational testing contracts – over the term of the contract on percentage completed against contract milestones.

Where sales consist of two or more independent components, revenue is recognised on each component, as it is completed by performance, based on attribution of relative value.

Employee benefits
The expense of defined benefit pension schemes and other post-retirement employee benefits is determined using the projected unit credit method and charged in the income statement as an operating expense, based on actuarial assumptions reflecting market conditions at the beginning of the financial year. Actuarial gains and losses are recognised in full in the statement of recognised income and expense in the period in which they occur. Past service costs are recognised immediately to the extent that benefits have vested, or, if not vested, on a straight line basis over the period until the benefits vest.

Net pension obligations in respect of defined benefit schemes are included in the balance sheet at the present value of scheme liabilities, less the fair value of scheme assets. Where assets exceed liabilities, any net pension asset is limited to the extent that the asset is not recoverable through reductions in future contributions.

The expense of defined contribution pension schemes and other employee benefits is charged in the income statement as incurred.

Share based remuneration
The fair value of share based remuneration is determined at the date of grant and recognised as an expense in the income statement on a straight line basis over the vesting period, taking account of the estimated number of shares that are expected to vest. Market based performance criteria are taken into account when determining the fair value at the date of grant. Non-market based performance criteria are taken into account when estimating the number of shares expected to vest. The fair value of share based remuneration is determined by use of a binomial model. All Reed Elsevier's share based remuneration is equity settled.

In accordance with the transitional provisions of IFRS2 – Share Based Payment, the expense recognised in the income statement relates to grants made during the financial period and all grants made before the transition date that had not fully vested at that date.

Borrowing costs
All borrowing costs are expensed as incurred unless hedge accounting applies (see Financial Instruments).

Taxation
The tax expense represents the sum of the tax payable on the current year taxable profits and the movements on deferred tax that are recognised in the income statement.

The tax payable on current year taxable profits is calculated using the applicable tax rates that have been enacted, or substantively enacted, by the balance sheet date.

Deferred tax is the tax arising on differences between the carrying amounts of assets and liabilities in the financial statements and their corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Deferred tax is not recognised on temporary differences arising in respect of goodwill that is not deductible for tax purposes.

Deferred tax is calculated using tax rates that are expected to apply in the period when the liability is expected to be settled or the asset realised. Full provision is made for deferred tax which would become payable on the distribution of retained profits from foreign subsidiaries, associates or joint ventures.

Movements in deferred tax are charged or credited in the income statement, except when they relate to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Goodwill
On the acquisition of a subsidiary or business, the purchase consideration is allocated between the net tangible and intangible assets on a fair value basis, with any excess purchase consideration representing goodwill. Goodwill arising on acquisitions also includes amounts corresponding to deferred tax liabilities recognised in respect of acquired intangible assets.

Goodwill is recognised as an asset and reviewed for impairment at least annually. Any impairment is recognised immediately in the income statement and not subsequently reversed.

On disposal of a subsidiary or business, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Accounting policies

In accordance with the IFRS transition rules, goodwill arising on acquisitions before the 1 January 2004 date of transition to IFRS is included in the balance sheet at the net book amount previously stated under UK GAAP. An impairment review was carried out as at the transition date and no impairment identified. Deferred tax liabilities recognised in respect of acquired intangible assets acquired prior to the transition date were taken directly to equity on transition.

Intangible assets
Intangible assets acquired as part of a business combination are stated in the balance sheet at their fair value as at the date of acquisition, less accumulated amortisation. Internally generated intangible assets are stated in the balance sheet at the directly attributable cost of creation of the asset, less accumulated amortisation.

Intangible assets acquired as part of business combinations comprise: market related assets (e.g. trade marks, imprints, brands); customer related assets (e.g. subscription bases, customer lists, customer relationships); editorial content; software and systems (e.g. application infrastructure, product delivery platforms, in-process research and development); contract based assets (e.g. publishing rights, exhibition rights, supply contracts); and other intangible assets. Internally generated intangible assets typically comprise software and systems development where an identifiable asset is created that is probable to generate future economic benefits. All other development expenditure is recognised as an expense in the period in which it is incurred.

Intangible assets, other than brands and imprints determined to have indefinite lives, are amortised systematically over their estimated useful lives. The estimated useful lives of intangible assets with finite lives are as follows: market related assets – 3 to 40 years; customer related assets – 3 to 16 years; content, software and other acquired intangible assets – 3 to 20 years; and internally developed intangible assets – 3 to 10 years. Brands and imprints determined to have indefinite lives are not amortised and are subject to impairment review at least annually.

Intangible assets recognised on acquisitions made before the 1 January 2004 date of transition to IFRS have been included in the balance sheet at their previously stated UK GAAP cost less amortisation as at that date. An impairment review was carried out as at the transition date and no impairment identified.

Property, plant and equipment
Property, plant and equipment are stated in the balance sheet at cost less accumulated depreciation. No depreciation is provided on freehold land. Freehold buildings and long leases are depreciated over their estimated useful lives up to a maximum of 50 years. Short leases are written off over the duration of the lease. Depreciation is provided on other assets on a straight line basis over their estimated useful lives as follows: leasehold improvements – shorter of life of lease and 10 years; plant – 3 to 20 years; office furniture, fixtures and fittings – 5 to 10 years; computer systems, communication networks and equipment – 3 to 7 years.

Investments
Investments, other than investments in joint ventures and associates, are stated in the balance sheet at fair value. Investments held as part of the venture capital portfolio are classified as held for trading, with changes in fair value reported through the income statement. All other investments are classified as available for sale with changes in fair value recognised directly in equity until the investment is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is brought into the net profit or loss for the period. All items recognised in the income statement related to investments, other than investments in joint ventures and associates, are reported as non operating items.

Available for sale investments and venture capital investments held for trading represent investments in listed and unlisted securities. The fair value of listed securities is determined based on quoted market prices, and of unlisted securities on management's estimate of fair value based on standard valuation techniques.

Investments in joint ventures and associates are accounted for under the equity method and stated in the balance sheet at cost as adjusted for post-acquisition changes in Reed Elsevier's share of net assets, less any impairment in value.

Impairment
At each balance sheet date, reviews are carried out of the carrying amounts of tangible and intangible assets and goodwill to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, estimates are made based on the cash flows of the cash generating unit to which the asset belongs. Intangible assets with an indefinite useful life are tested for impairment at least annually and whenever there is any indication that the asset may be impaired.

Recoverable amount is the higher of fair value, less costs to sell, and value in use. In assessing value in use, estimated future cash flows are discounted to their present value using a discount rate appropriate to the specific asset or cash generating unit. Pre-tax discount rates of 10–12% have been applied. Estimated future cashflows are based on latest forecasts and estimates for the next five years, and a long term growth rate of 3% is assumed thereafter.

If the recoverable amount of an asset or cash generating unit is estimated to be less than its net carrying amount, the net carrying amount of the asset or cash generating unit is reduced to its recoverable amount. Impairment losses are recognised immediately in the income statement.

Inventories and pre-publication costs
Inventories and pre-publication costs are stated at the lower of cost, including appropriate attributable overhead, and estimated net realisable value. Pre-publication costs, representing costs incurred in the origination of content prior to publication, are expensed systematically reflecting the expected sales profile over the estimated economic lives of the related products, generally up to five years.

Leases
Assets held under leases which confer rights and obligations similar to those attaching to owned assets are classified as assets held under finance leases and capitalised within property, plant and equipment and the corresponding liability to pay rentals is shown net of interest in the balance sheet as obligations under finance leases. The capitalised value of the assets is depreciated on a straight line basis over the shorter of the periods of the leases or the useful lives of the assets concerned. The interest element of the lease payments is allocated so as to produce a constant periodic rate of charge.

Operating lease rentals are charged to the income statement on a straight line basis over the period of the leases. Rental income from operating leases is recognised on a straight line basis over the term of the relevant lease.

Cash and cash equivalents
Cash and cash equivalents comprise cash balances, call deposits and other short term highly liquid investments and are held in the balance sheet at fair value.

Assets held for sale
Assets of businesses that are held for sale, rather than for continuing use by Reed Elsevier, are classified as assets held for sale. Such assets are carried at the lower of amortised cost and fair value less costs to sell. Similarly, liabilities of businesses held for sale are also separately classified on the balance sheet.

Financial instruments
Financial instruments comprise investments (other than investments in joint ventures or associates), trade receivables, cash and cash equivalents, payables and accruals, borrowings and derivative financial instruments. Financial instruments that are classified as held to maturity are recorded in the balance sheet at amortised cost. Investments are classified as either held for trading or available for sale, as described above. Other financial instruments that are classified as held for trading are recorded in the balance sheet at fair value, with changes in fair value reported through the income statement.

In accordance with the transitional provisions of IFRS1 – First Time Adoption of International Financial Reporting Standards, financial instruments have been accounted for and presented on the UK GAAP basis for the year ended 31 December 2004. Under IAS39 – Financial Instruments, with effect from 1 January 2005, financial instruments are stated in the balance sheet at fair value.

Derivative financial instruments are used to hedge interest rate and foreign exchange risks. Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised directly in equity in the hedge reserve. If a hedged firm commitment or forecasted transaction results in the recognition of a non financial asset or liability, then, at the time that the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the asset or liability. For hedges that do not result in the recognition of an asset or a liability, amounts deferred in equity are recognised in the income statement in the same period in which the hedged item affects net profit or loss. Any ineffective portion of hedges is recognised immediately in the income statement.

Where an effective hedge is in place against changes in the fair value of fixed rate borrowings, the hedged borrowings are adjusted for changes in fair value attributable to the risk being hedged with a corresponding income or expense included in the income statement. The offsetting gains or losses from remeasuring the fair value of the related derivatives are also recognised in the income statement.

Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.

Hedge accounting is discontinued when a hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is either retained in equity until the firm commitment or forecasted transaction occurs, or, where a hedged transaction is no longer expected to occur, is immediately credited or expensed in the income statement.

Accounting policies

As at 1 January 2005, adjustments have been made either to the carrying value of hedged items or to equity, as appropriate, to reflect the differences between the UK GAAP carrying values of financial instruments and their carrying values required to be reported under IAS39. Any transition gains or losses on financial instruments that qualify for hedge accounting and are reflected in equity will remain in equity until either the forecasted transaction occurs or is no longer expected to occur.

Critical judgements and key sources of estimation uncertainty

A description of critical judgements made by management of Reed Elsevier and key sources of estimation uncertainty in the preparation of the combined financial statements is included in the description of accounting policies on pages 23 and 24 of the Operating and Financial Review.

Notes to the combined financial statements

For the year ended 31 December 2005

1 Segment analysis

Reed Elsevier is a publisher and information provider organised as four business segments: Elsevier, comprising scientific, technical and medical publishing and communication businesses; LexisNexis, providing legal, tax, regulatory and business information to professional, business and government customers; Harcourt Education, publishing school textbooks and related instructional and assessment materials; and Reed Business, providing information and marketing solutions to business professionals. Internal reporting is consistent with this organisational structure.

Adjusted operating profit figures are presented as an additional performance measure. They are stated before the amortisation of acquired intangible assets and acquisition integration costs and are grossed up to exclude the equity share of taxes in joint ventures. Adjusted operating profit is reconciled to operating profit in note 9.

	Revenue		Operating profit		Adjusted operating profit	
	2005 £m	2004 £m	**2005 £m**	2004 £m	**2005 £m**	2004 £m
Business segment						
Elsevier	**1,436**	1,363	**396**	402	**449**	445
LexisNexis	**1,466**	1,292	**218**	188	**338**	287
Harcourt Education	**901**	868	**87**	67	**161**	157
Reed Business	**1,363**	1,289	**158**	126	**214**	194
Sub-total	**5,166**	4,812	**859**	783	**1,162**	1,083
Corporate costs	**–**	–	**(32)**	(29)	**(32)**	(29)
Unallocated net pension credit	**–**	–	**12**	12	**12**	12
Total	**5,166**	4,812	**839**	766	**1,142**	1,066
Geographical origin						
North America	**2,888**	2,656	**364**	315	**595**	539
United Kingdom	**870**	846	**158**	129	**186**	159
The Netherlands	**500**	503	**161**	182	**166**	189
Rest of Europe	**601**	545	**106**	102	**141**	138
Rest of world	**307**	262	**50**	38	**54**	41
Total	**5,166**	4,812	**839**	766	**1,142**	1,066

	Revenue		Operating profit		Adjusted operating profit	
	2005 €m	2004 €m	**2005 €m**	2004 €m	**2005 €m**	2004 €m
Business segment						
Elsevier	**2,097**	2,004	**578**	591	**655**	654
LexisNexis	**2,140**	1,899	**318**	276	**493**	422
Harcourt Education	**1,315**	1,276	**127**	99	**235**	231
Reed Business	**1,990**	1,895	**231**	185	**313**	285
Sub-total	**7,542**	7,074	**1,254**	1,151	**1,696**	1,592
Corporate costs	**–**	–	**(47)**	(43)	**(47)**	(43)
Unallocated net pension credit	**–**	–	**18**	18	**18**	18
Total	**7,542**	7,074	**1,225**	1,126	**1,667**	1,567
Geographical origin						
North America	**4,216**	3,904	**531**	462	**869**	792
United Kingdom	**1,270**	1,244	**231**	190	**271**	234
The Netherlands	**730**	739	**235**	268	**242**	278
Rest of Europe	**878**	801	**155**	150	**206**	203
Rest of world	**448**	386	**73**	56	**79**	60
Total	**7,542**	7,074	**1,225**	1,126	**1,667**	1,567

Notes to the combined financial statements

For the year ended 31 December 2005

1 Segment analysis continued

Revenue is analysed before the £91m/€133m (2004: £94m/€138m) share of joint ventures' revenue, of which £20m/€29m (2004: £19m/€28m) relates to LexisNexis, principally to Giuffrè, and £71m/€104m (2004: £75m/€110m) relates to Reed Business, principally to exhibition joint ventures.

Share of post-tax results of joint ventures of £16m/€23m (2004: £17m/€26m) included in operating profit comprises £3m/€4m (2004: £3m/€5m) relating to LexisNexis and £13m/€19m (2004: £14m/€21m) relating to Reed Business. The unallocated net pension credit of £12m/€18m (2004: £12m/€18m) comprises the expected return on pension scheme assets of £149m/€218m (2004: £139m/€204m) less interest on pension scheme liabilities of £137m/€200m (2004: £127m/€186m).

Analysis of revenue by geographical market	2005 £m	2004 £m	2005 €m	2004 €m
North America	**2,974**	2,779	**4,342**	4,085
United Kingdom	**568**	545	**829**	801
The Netherlands	**202**	202	**295**	297
Rest of Europe	**804**	725	**1,174**	1,066
Rest of world	**618**	561	**902**	825
Total	**5,166**	4,812	**7,542**	7,074

	Acquired intangible assets		Capital expenditure		Amortisation of acquired intangible assets		Depreciation and other amortisation	
	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m
Business segment								
Elsevier	**97**	3	**60**	65	**49**	39	**38**	28
LexisNexis	**27**	215	**95**	93	**102**	82	**65**	57
Harcourt Education	**3**	72	**22**	27	**73**	74	**14**	12
Reed Business	**22**	20	**27**	27	**52**	60	**25**	25
Sub-total	**149**	310	**204**	212	**276**	255	**142**	122
Corporate	**-**	-	**3**	4	**-**	-	**2**	4
Total	**149**	310	**207**	216	**276**	255	**144**	126

	Acquired intangible assets		Capital expenditure		Amortisation of acquired intangible assets		Depreciation and other amortisation	
	2005 €m	2004 €m	2005 €m	2004 €m	2005 €m	2004 €m	2005 €m	2004 €m
Business segment								
Elsevier	**143**	5	**88**	95	**71**	57	**55**	40
LexisNexis	**39**	316	**139**	137	**149**	121	**95**	84
Harcourt Education	**4**	106	**32**	40	**107**	109	**20**	18
Reed Business	**32**	29	**39**	40	**76**	88	**37**	37
Sub-total	**218**	456	**298**	312	**403**	375	**207**	179
Corporate	**-**	-	**4**	6	**-**	-	**3**	6
Total	**218**	456	**302**	318	**403**	375	**210**	185

Capital expenditure comprises additions to property, plant and equipment and internally developed intangible assets. In addition to the depreciation and amortisation above, other non cash items relate to the recognition of share based remuneration and comprise £11m/€16m (2004: £9m/€14m) in Elsevier, £16m/€23m (2004: £15m/€22m) in LexisNexis, £9m/€13m (2004: £9m/€13m) in Harcourt Education, £14m/€21m (2004: £17m/€25m) in Reed Business and £7m/€10m (2004: 9m/€13m) in Corporate.

1 Segment analysis continued

	Total assets		Total liabilities		Net assets/(liabilities)	
	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m
Business segment						
Elsevier	**2,545**	2,099	**759**	704	**1,786**	1,395
LexisNexis	**2,881**	2,616	**386**	329	**2,495**	2,287
Harcourt Education	**1,667**	1,542	**181**	177	**1,486**	1,365
Reed Business	**1,225**	1,194	**544**	515	**681**	679
Sub-total	**8,318**	7,451	**1,870**	1,725	**6,448**	5,726
Taxation	**266**	235	**1,536**	1,354	**(1,270)**	(1,119)
Cash/borrowings	**296**	225	**3,164**	2,757	**(2,868)**	(2,532)
Net pension obligations	**–**	–	**405**	321	**(405)**	(321)
Other assets and liabilities	**247**	41	**167**	118	**80**	(77)
Total	**9,127**	7,952	**7,142**	6,275	**1,985**	1,677
Geographical location						
North America	**6,433**	5,622	**4,075**	3,403	**2,358**	2,219
United Kingdom	**899**	927	**611**	581	**288**	346
The Netherlands	**513**	417	**651**	623	**(138)**	(206)
Rest of Europe	**1,089**	841	**1,647**	1,531	**(558)**	(690)
Rest of world	**193**	145	**158**	137	**35**	8
Total	**9,127**	7,952	**7,142**	6,275	**1,985**	1,677

	Total assets		Total liabilities		Net assets/(liabilities)	
	2005 €m	2004 €m	2005 €m	2004 €m	2005 €m	2004 €m
Business segment						
Elsevier	**3,716**	2,960	**1,108**	993	**2,608**	1,967
LexisNexis	**4,206**	3,689	**563**	464	**3,643**	3,225
Harcourt Education	**2,434**	2,174	**264**	249	**2,170**	1,925
Reed Business	**1,788**	1,683	**795**	726	**993**	957
Sub-total	**12,144**	10,506	**2,730**	2,432	**9,414**	8,074
Taxation	**388**	331	**2,244**	1,909	**(1,856)**	(1,578)
Cash/borrowings	**432**	317	**4,619**	3,887	**(4,187)**	(3,570)
Net pension obligations	**–**	–	**591**	453	**(591)**	(453)
Other assets and liabilities	**361**	59	**243**	166	**118**	(107)
Total	**13,325**	11,213	**10,427**	8,847	**2,898**	2,366
Geographical location						
North America	**9,391**	7,927	**5,948**	4,798	**3,443**	3,129
United Kingdom	**1,313**	1,307	**893**	819	**420**	488
The Netherlands	**749**	588	**950**	878	**(201)**	(290)
Rest of Europe	**1,590**	1,186	**2,405**	2,159	**(815)**	(973)
Rest of world	**282**	205	**231**	193	**51**	12
Total	**13,325**	11,213	**10,427**	8,847	**2,898**	2,366

Investments in joint ventures of £71m/€104m (2004: £60m/€86m) included in segment assets above comprise £28m/€41m (2004: £26m/€37m) relating to LexisNexis and £43m/€63m (2004: £34m/€49m) relating to Reed Business.

Notes to the combined financial statements

For the year ended 31 December 2005

1 Segment analysis continued

	Goodwill		Intangible assets	
	2005 £m	2004 £m	**2005 £m**	2004 £m
Business segment				
Elsevier	**821**	629	**1,050**	919
LexisNexis	**1,304**	1,147	**924**	886
Harcourt Education	**467**	415	**632**	629
Reed Business	**438**	420	**373**	401
Total	**3,030**	2,611	**2,979**	2,835

	Goodwill		Intangible assets	
	2005 €m	2004 €m	**2005 €m**	2004 €m
Business segment				
Elsevier	**1,199**	887	**1,533**	1,296
LexisNexis	**1,904**	1,618	**1,349**	1,249
Harcourt Education	**682**	585	**923**	887
Reed Business	**639**	592	**544**	565
Total	**4,424**	3,682	**4,349**	3,997

Included in intangible assets within the Elsevier segment are £333m/€486m (2004: £298m/€420m) of intangible assets which have been determined to have indefinite lives.

2 Operating profit

Operating profit is stated after charging/(crediting) the following:

	Note	**2005 £m**	2004 £m	**2005 €m**	2004 €m
Staff costs					
Wages and salaries		**1,318**	1,216	**1,924**	1,787
Social security costs		**136**	125	**199**	184
Pensions	4	**100**	89	**146**	131
Share based remuneration	5	**57**	59	**83**	87
Total staff costs		**1,611**	1,489	**2,352**	2,189
Depreciation and amortisation					
Amortisation of acquired intangible assets	14	**276**	255	**403**	375
Amortisation of internally developed intangible assets	14	**57**	55	**83**	81
Depreciation of property, plant and equipment	16	**87**	71	**127**	104
Total depreciation and amortisation		**420**	381	**613**	560
Auditors' remuneration					
For audit services		**3.2**	3.0	**4.7**	4.4
For non audit services		**1.6**	1.2	**2.3**	1.8
Total auditors' remuneration		**4.8**	4.2	**7.0**	6.2
Other expenses and income					
Pre-publication costs, inventory expenses and other cost of sales		**1,890**	1,733	**2,759**	2,548
Operating lease rentals expense		**115**	105	**168**	154
Operating lease rentals income		**(14)**	(12)	**(20)**	(18)

Depreciation and amortisation charges are included within administration and other expenses.

Auditors' remuneration for non audit services comprises: £0.4m/€0.6m (2004: £0.4m/€0.6m) for audit related services, £0.4m/€0.6m (2004: £0.2m/€0.3m) for due diligence and other transaction related services, £0.7m/€1.0m (2004: £0.6m/€0.9m) for tax compliance and advisory work and £0.1m/€0.1m (2004: £nil/€nil) for other non audit services.

3 Personnel

Number of people employed	At 31 December 2005	At 31 December 2004	Average during the year 2005	Average during the year 2004
Business segment				
Elsevier	**7,300**	6,800	**7,100**	6,700
LexisNexis	**13,400**	13,100	**13,200**	12,800
Harcourt Education	**5,400**	5,400	**5,400**	5,300
Reed Business	**10,200**	10,100	**10,200**	10,100
Sub-total	**36,300**	35,400	**35,900**	34,900
Corporate/shared functions	**200**	200	**200**	200
Total	**36,500**	35,600	**36,100**	35,100
Geographical location				
North America	**20,200**	20,000	**20,100**	19,800
United Kingdom	**5,800**	5,700	**5,800**	5,700
The Netherlands	**2,500**	2,600	**2,500**	2,600
Rest of Europe	**4,600**	4,100	**4,300**	4,000
Rest of world	**3,400**	3,200	**3,400**	3,000
Total	**36,500**	35,600	**36,100**	35,100

4 Pension schemes

A number of pension schemes are operated around the world. The major schemes are of the defined benefit type with assets held in separate trustee administered funds. The largest schemes, which cover the majority of employees, are in the UK, the US and the Netherlands. Under these plans, employees are entitled to retirement benefits normally dependent on the number of years service.

The principal assumptions used for the purpose of valuation under IAS19 – Employee Benefits are presented below as the weighted average of the various defined benefit pension schemes:

	2005	2004
Discount rate	**4.9%**	5.4%
Expected return on scheme assets	**7.0%**	6.8%
Expected rate of salary increases	**4.0%**	4.4%
Future pension increases	**2.8%**	2.8%

The expected rates of return on individual categories of scheme assets are determined by reference to relevant market indices. The overall expected rate of return on scheme assets is based on the weighted average of each asset category.

The defined benefit pension cost, recognised within operating expenses in the income statement, comprises:

	2005 £m	2004 £m	2005 €m	2004 €m
Service cost	**91**	83	**133**	122
Interest on pension scheme liabilities	**137**	127	**200**	186
Expected return on scheme assets	**(149)**	(139)	**(218)**	(204)
Net defined benefit pension cost	**79**	71	**115**	104

A total of £21m/€31m (2004: £18m/€27m) was recognised as an expense in relation to defined contribution pension schemes.

Notes to the combined financial statements

For the year ended 31 December 2005

4 Pension schemes continued

The amount recognised in the balance sheet in respect of defined benefit pension schemes at the start and end of the year and the movements during the year were as follows:

	2005			2004		
	Defined benefit obligations £m	**Fair value of scheme assets £m**	**Net pension obligations £m**	Defined benefit obligations £m	Fair value of scheme assets £m	Net pension obligations £m
At start of year	**(2,525)**	**2,204**	**(321)**	(2,281)	2,030	(251)
Service cost	**(91)**	**-**	**(91)**	(83)	-	(83)
Interest on pension scheme liabilities	**(137)**	**-**	**(137)**	(127)	-	(127)
Expected return on scheme assets	**-**	**149**	**149**	-	139	139
Actuarial (loss)/gain	**(267)**	**230**	**(37)**	(140)	66	(74)
Contributions by employer	**-**	**47**	**47**	-	68	68
Contributions by employees	**(13)**	**13**	**-**	(10)	10	-
Benefits paid	**94**	**(94)**	**-**	89	(89)	-
Exchange translation differences	**(41)**	**26**	**(15)**	27	(20)	7
At end of year	**(2,980)**	**2,575**	**(405)**	(2,525)	2,204	(321)

	2005			2004		
	Defined benefit obligations €m	**Fair value of scheme assets €m**	**Net pension obligations €m**	Defined benefit obligations €m	Fair value of scheme assets €m	Net pension obligations €m
At start of year	**(3,561)**	**3,108**	**(453)**	(3,239)	2,883	(356)
Service cost	**(133)**	**-**	**(133)**	(122)	-	(122)
Interest on pension scheme liabilities	**(200)**	**-**	**(200)**	(186)	-	(186)
Expected return on scheme assets	**-**	**218**	**218**	-	204	204
Actuarial (loss)/gain	**(390)**	**336**	**(54)**	(206)	97	(109)
Contributions by employer	**-**	**68**	**68**	-	100	100
Contributions by employees	**(19)**	**19**	**-**	(15)	15	-
Benefits paid	**137**	**(137)**	**-**	131	(131)	-
Exchange translation differences	**(183)**	**146**	**(37)**	76	(60)	16
At end of year	**(4,349)**	**3,758**	**(591)**	(3,561)	3,108	(453)

The proportion of scheme assets held as equities, bonds and other assets is shown below:

	2005	2004
Equities	**66%**	64%
Bonds	**30%**	32%
Other	**4%**	4%
Total	**100%**	100%

The actual return on scheme assets for the year ended 31 December 2005 was £379m/€553m (2004: £205m/€301m).

As at 31 December 2005 the defined benefit obligations comprise £2,890m/€4,218m (2004: £2,458m/€3,466m) in relation to funded schemes and £90m/€131m (2004: £67m/€95m) in relation to unfunded schemes. Deferred tax assets of £133m/€194m (2004: £109m/€154m) are recognised in respect of the net pension obligations.

4 Pension schemes continued

As at 31 December 2005 the net cumulative actuarial losses recognised in the statement of recognised income and expense, since transition to IFRS effective from 1 January 2004 was £111m/€163m, comprising:

	2005 £m	2004 £m	2005 €m	2004 €m
Experience losses on scheme liabilities	**(25)**	(18)	**(37)**	(26)
Experience gains on scheme assets	**230**	66	**336**	97
Actuarial losses arising on the present value of scheme liabilities due to changes in:				
– discount rates	**(217)**	(113)	**(317)**	(166)
– other actuarial assumptions	**(25)**	(9)	**(36)**	(14)
Total actuarial losses charged directly to equity	**(37)**	(74)	**(54)**	(109)

The combined businesses expect to contribute approximately £70m/€102m to their defined benefit pension schemes in 2006.

5 Share based remuneration

Reed Elsevier offers a number of share based remuneration schemes to directors and employees. The principal share based remuneration schemes comprise share options, under the Executive Share Option Schemes (ESOS) and the Long Term Incentive Scheme (LTIS), and conditional shares under LTIS, the Retention Share Plan (RSP) and the Bonus Investment Plan (BIP), in relation to Reed Elsevier PLC and Reed Elsevier NV ordinary shares. Share options granted under ESOS and LTIS are exercisable after three years and up to ten years from the date of grant at a price equivalent to the market value of the respective shares at the date of grant. Conditional shares granted under LTIS, RSP and BIP are exercisable after three years for nil consideration.

All share based remuneration awards are subject to the condition that the employee remains in employment at the time of exercise. Share options and conditional shares granted under LTIS, RSP, certain ESOS and BIP are further subject to the achievement of growth targets of Reed Elsevier PLC and Reed Elsevier NV adjusted earnings per share measured at constant exchange rates.

The estimated fair value of grants made in the year ended 31 December 2005 and in the prior year, and the main assumptions used, which have been established with advice from and data provided by independent actuaries, are set out below. The fair value of grants made in any year is recognised in the income statement over the vesting period, typically 3 years.

	In respect of Reed Elsevier PLC ordinary shares			In respect of Reed Elsevier NV ordinary shares			Total fair value	
2005 grants	Number of shares '000	Weighted average fair value per award £	Fair value £m	Number of shares '000	Weighted average fair value per award €	Fair value €m	£m	€m
Share options	**11,520**	**£1.05**	**12**	**7,471**	**€1.91**	**14**	**22**	**32**
Conditional shares*	**951**	**£4.87**	**5**	**406**	**€10.27**	**4**	**8**	**11**
Total			**17**			**18**	**30**	**43**

Notes to the combined financial statements

For the year ended 31 December 2005

5 Share based remuneration continued

2004 grants	In respect of Reed Elsevier PLC ordinary shares: Number of shares '000	Weighted average fair value per award £	Fair value £m	In respect of Reed Elsevier NV ordinary shares: Number of shares '000	Weighted average fair value per award €	Fair value €m	Total fair value £m	Total fair value €m
Share options	22,532	£1.35	30	15,235	€2.63	40	57	84
Conditional shares	5,141	£4.59	24	3,391	€9.96	34	47	69
Total			54			74	104	153

Assumptions for grants made during the year	In respect of Reed Elsevier PLC ordinary shares 2005	2004	In respect of Reed Elsevier NV ordinary shares 2005	2004
Share options				
Weighted average share price at date of grant	**£5.24**	£4.86	**€11.30**	€10.57
Expected volatility	**22%**	32%	**22%**	32%
Expected option life	**4 years**	4 years	**4 years**	4 years
Expected dividend yield	**2.6%**	2.0%	**2.6%**	2.0%
Risk free interest rate	**5.1%**	5.1%	**3.4%**	3.4%
Expected lapse rate	**3-5%**	3-5%	**3-5%**	3-5%
Conditional shares				
Weighted average share price at date of grant	**£5.26**	£4.87	**€11.05**	€10.57
Expected dividend yield	**2.6%**	2.0%	**2.6%**	2.0%
Risk free interest rate	**5.1%**	5.1%	**3.4%**	3.4%
Expected lapse rate	**3%**	3%	**3%**	3%

Expected volatility has been estimated based on relevant historic data in respect of the Reed Elsevier PLC and Reed Elsevier NV ordinary share prices.

The share based remuneration awards outstanding as at 31 December 2005, in respect of both Reed Elsevier PLC and Reed Elsevier NV ordinary shares, are set out below.

Share options	PLC: 2005 Number of shares '000	PLC: 2005 Weighted average exercise price (pence)	PLC: 2004 Number of shares '000	PLC: 2004 Weighted average exercise price (pence)	NV: 2005 Number of shares '000	NV: 2005 Weighted average exercise price (€)	NV: 2004 Number of shares '000	NV: 2004 Weighted average exercise price (€)
Outstanding at start of year	**63,655**	**500p**	63,780	501p	**42,103**	**€11.30**	41,966	€11.67
Granted	**11,520**	**524p**	22,532	482p	**7,471**	**€11.30**	15,235	€10.57
Exercised	**(3,629)**	**426p**	(2,913)	428p	**(1,892)**	**€10.37**	(1,377)	€10.19
Forfeited	**(4,915)**	**519p**	(19,446)	494p	**(2,812)**	**€11.85**	(13,448)	€11.65
Expired	**(92)**	**439p**	(298)	494p	**(111)**	**€10.16**	(273)	€17.07
Outstanding at end of year	**66,539**	**507p**	63,655	500p	**44,759**	**€11.30**	42,103	€11.30
Exercisable at end of year	**22,747**	**552p**	19,660	525p	**16,557**	**€12.81**	13,873	€12.37

The weighted average share price at the date of exercise of share options during 2005 was 533p (2004: 513p) for Reed Elsevier PLC ordinary shares and €11.31 (2004: €11.31) for Reed Elsevier NV ordinary shares.

5 Share based remuneration continued

Conditional shares	In respect of Reed Elsevier PLC ordinary shares		In respect of Reed Elsevier NV ordinary shares	
	2005 Number of shares '000	2004 Number of shares '000	**2005 Number of shares '000**	2004 Number of shares '000
Outstanding at start of year	**5,341**	232	**3,483**	109
Granted	**951**	5,141	**406**	3,391
Exercised	**(51)**	–	**(32)**	–
Forfeited	**(317)**	(32)	**(222)**	(17)
Outstanding at end of year	**5,924**	5,341	**3,635**	3,483

Range of exercise prices for outstanding share options	**2005**		2004	
	Number of shares under option '000	**Weighted average remaining period until expiry (years)**	Number of shares under option '000	Weighted average remaining period until expiry (years)
Reed Elsevier PLC ordinary shares (pence)				
301-350	**38**	**0.1**	578	1.1
351-400	**2,161**	**2.3**	2,516	3.3
401-450	**6,110**	**4.0**	7,357	4.7
451-500	**31,858**	**6.6**	34,920	7.6
501-550	**12,981**	**8.1**	3,147	5.0
551-600	**8,283**	**5.2**	9,518	6.2
601-650	**1,019**	**3.6**	1,133	4.6
651-700	**4,089**	**5.1**	4,486	6.1
Total	**66,539**	**6.2**	63,655	6.5
Reed Elsevier NV ordinary shares (euro)				
8.01-9.00	**9**	**7.2**	9	8.2
9.01-10.00	**8,034**	**7.0**	9,084	7.9
10.01-11.00	**17,919**	**5.9**	19,917	6.8
11.01-12.00	**8,774**	**8.0**	1,845	5.0
12.01-13.00	**356**	**3.3**	407	4.0
13.01-14.00	**5,808**	**5.4**	6,619	6.4
14.01-15.00	**3,223**	**4.7**	3,530	5.7
15.01-16.00	**636**	**2.6**	692	3.4
Total	**44,759**	**6.3**	42,103	6.7

Share options are expected, upon exercise, to be met principally by the issue of new ordinary shares but may also be met from shares held by the Reed Elsevier Group plc Employee Benefit Trust (EBT) (see note 29). Conditional shares will be met from shares held by the EBT.

Notes to the combined financial statements

For the year ended 31 December 2005

6 Net finance costs

	2005 £m	2004 £m	2005 €m	2004 €m
Interest on bank loans, overdrafts and commercial paper	**(44)**	(41)	**(64)**	(60)
Interest on other loans	**(105)**	(106)	**(153)**	(156)
Interest on obligations under finance leases	**(1)**	(1)	**(1)**	(1)
Interest on undesignated derivatives	**(8)**	–	**(12)**	–
Total borrowing costs	**(158)**	(148)	**(230)**	(217)
Losses on derivatives not designated as hedges	**(12)**	–	**(17)**	–
Fair value losses on interest rate derivatives formerly designated as cash flow hedges transferred from equity	**(6)**	–	**(9)**	–
Finance costs	**(176)**	(148)	**(256)**	(217)
Interest on bank deposits	**10**	16	**14**	23
Gains on loans and derivatives not designated as hedges	**26**	–	**38**	–
Finance income	**36**	16	**52**	23
Net finance costs	**(140)**	(132)	**(204)**	(194)

7 Disposals and other non operating items

	2005 £m	2004 £m	2005 €m	2004 €m
Revaluation of held for trading investments	**3**	–	**4**	–
Loss on disposal of businesses and other assets	**(1)**	(3)	**(2)**	(4)
Net gain/(loss) on disposals and other non operating items	**2**	(3)	**2**	(4)

8 Taxation

	2005 £m	2004 £m	2005 €m	2004 €m
Current tax				
United Kingdom	**85**	73	**124**	107
The Netherlands	**48**	52	**70**	77
Rest of world	**83**	60	**121**	88
Total current tax	**216**	185	**315**	272
Deferred tax				
Origination and reversal of timing differences	**21**	(15)	**31**	(22)
Total	**237**	170	**346**	250

A reconciliation of the notional tax charge based on average applicable rates of tax (weighted in proportion to accounting profits) to the actual total tax expense is set out below.

	2005 £m	2004 £m	2005 €m	2004 €m
Profit before tax	**701**	631	**1,023**	928
Tax at average applicable rates	**154**	142	**225**	209
Tax included in share of results of joint ventures	**(6)**	(7)	**(9)**	(10)
Deferred tax on unrealised exchange differences on long term inter-affiliate lending	**44**	(31)	**64**	(46)
Non deductible amounts and other items	**45**	66	**66**	97
Tax expense	**237**	170	**346**	250
Tax expense as a percentage of profit before tax	**34%**	27%	**34%**	27%

A net deferred tax charge of £3m/€4m (2004: £12m/€18m credit) has been recognised directly in equity during the year in relation to income or expense recognised directly in equity.

Notes to the combined financial statements

For the year ended 31 December 2005

9 Adjusted figures

Reed Elsevier uses adjusted figures as additional performance measures. Adjusted figures are stated before amortisation of acquired intangible assets, acquisition integration costs, disposals and other non operating items, related tax effects and movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term. Adjusted operating profit is also grossed up to exclude the equity share of taxes in joint ventures.

Adjusted operating cash flow is measured after net capital expenditure and dividends from joint ventures but before payments in relation to acquisition integration costs.

	2005 £m	2004 £m	**2005 €m**	2004 €m
Operating profit	**839**	766	**1,225**	1,126
Adjustments:				
Amortisation of acquired intangible assets	**276**	255	**403**	375
Acquisition integration costs	**21**	38	**30**	56
Reclassification of tax in joint ventures	**6**	7	**9**	10
Adjusted operating profit	**1,142**	1,066	**1,667**	1,567
Profit before tax	**701**	631	**1,023**	928
Adjustments:				
Amortisation of acquired intangible assets	**276**	255	**403**	375
Acquisition integration costs	**21**	38	**30**	56
Reclassification of tax in joint ventures	**6**	7	**9**	10
Disposals and other non operating items	**(2)**	3	**(2)**	4
Adjusted profit before tax	**1,002**	934	**1,463**	1,373
Profit attributable to parent companies' shareholders	**462**	459	**675**	675
Adjustments:				
Amortisation of acquired intangible assets	**310**	288	**452**	423
Acquisition integration costs	**17**	29	**24**	43
Disposals and other non operating items	**(2)**	2	**(2)**	3
Deferred tax adjustment	**(33)**	(91)	**(48)**	(134)
Adjusted profit attributable to parent companies' shareholders	**754**	687	**1,101**	1,010
Cash generated from operations	**1,223**	1,154	**1,786**	1,696
Dividends received from joint ventures	**16**	17	**23**	25
Purchases of property, plant and equipment	**(93)**	(82)	**(136)**	(120)
Proceeds on disposals of property, plant and equipment	**8**	4	**12**	7
Expenditure on internally developed intangible assets	**(102)**	(110)	**(149)**	(162)
Payments in relation to acquisition integration costs	**28**	30	**41**	44
Adjusted operating cash flow	**1,080**	1,013	**1,577**	1,490

Tax cash flow benefits of £3m/€4m (2004: £18m/€26m) were obtained in relation to acquisition integration costs and disposals and other non operating items.

10 Cash flow statement

Reconciliation of operating profit before joint ventures to cash generated from operations	2005 £m	2004 £m	2005 €m	2004 €m
Operating profit before joint ventures	**823**	749	**1,202**	1,100
Amortisation of acquired intangible assets	**276**	255	**403**	375
Amortisation of internally developed intangible assets	**57**	55	**83**	81
Depreciation of property, plant and equipment	**87**	71	**127**	104
Share based remuneration	**57**	59	**83**	87
Total non cash items	**477**	440	**696**	647
Increase in inventories and pre-publication costs	**(56)**	(39)	**(82)**	(58)
Increase in receivables	**(92)**	(69)	**(134)**	(100)
Increase in payables	**71**	73	**104**	107
Increase in working capital	**(77)**	(35)	**(112)**	(51)
Cash generated from operations	**1,223**	1,154	**1,786**	1,696

Cash flow on acquisitions	Note	2005 £m	2004 £m	2005 €m	2004 €m
Purchase of businesses	11	**(293)**	(640)	**(428)**	(941)
Investment in joint ventures		**(15)**	–	**(22)**	–
Deferred payments relating to prior acquisitions		**(9)**	(7)	**(13)**	(10)
Total		**(317)**	(647)	**(463)**	(951)

Reconciliation of net borrowings	Cash & cash equivalents £m	Borrowings £m	Related derivative financial instruments £m	2005 £m	2004 £m
At start of year	**225**	**(2,757)**	**–**	**(2,532)**	(2,372)
Transition adjustment on adoption of IAS39	**–**	**(250)**	**244**	**(6)**	–
At start of year as restated	**225**	**(3,007)**	**244**	**(2,538)**	(2,372)
Increase/(decrease) in cash and cash equivalents	**66**	**–**	**–**	**66**	(403)
Net movement in bank loans, overdrafts and commercial paper	**–**	**492**	**–**	**492**	162
Issuance of other loans	**–**	**(544)**	**–**	**(544)**	(102)
Repayment of other loans	**–**	**90**	**–**	**90**	3
Repayment of finance leases	**–**	**13**	**–**	**13**	19
Change in net borrowings resulting from cash flows	**66**	**51**	**–**	**117**	(321)
Borrowings in acquired businesses	**–**	**–**	**–**	**–**	(2)
Inception of finance leases	**–**	**(10)**	**–**	**(10)**	(11)
Fair value adjustments to borrowings and related derivatives	**–**	**99**	**(94)**	**5**	–
Exchange translation differences	**5**	**(297)**	**24**	**(268)**	174
At end of year	**296**	**(3,164)**	**174**	**(2,694)**	(2,532)

Notes to the combined financial statements

For the year ended 31 December 2005

10 Cash flow statement continued

Reconciliation of net borrowings	Cash & cash equivalents €m	Borrowings €m	Related derivative financial instruments €m	2005 €m	2004 €m
At start of year	317	(3,887)	-	(3,570)	(3,368)
Transition adjustment on adoption of IAS39	-	(352)	344	(8)	–
At start of year as restated	317	(4,239)	344	(3,578)	(3,368)
Increase/(decrease) in cash and cash equivalents	96	-	-	96	(590)
Net movement in bank loans, overdrafts and commercial paper	-	718	-	718	237
Issuance of other loans	-	(794)	-	(794)	(149)
Repayment of other loans	-	132	-	132	4
Repayment of finance leases	-	19	-	19	28
Change in net borrowings resulting from cash flows	96	75	-	171	(470)
Borrowings in acquired businesses	-	-	-	-	(3)
Inception of finance leases	-	(15)	-	(15)	(16)
Fair value adjustments to borrowings and related derivatives	-	144	(137)	7	–
Exchange translation differences	19	(584)	47	(518)	287
At end of year	432	(4,619)	254	(3,933)	(3,570)

Net borrowings comprise cash and cash equivalents, loan capital, finance leases, promissory notes, bank and other loans, and those derivative financial instruments that are used to hedge the fair value of fixed rate borrowings.

11 Acquisitions

During the year a number of acquisitions were made for a total consideration amounting to £307m/€448m, after taking account of net cash acquired of £8m/€12m.

The net assets of the businesses acquired are incorporated at their fair value to the combined businesses. The fair values of the consideration given and the assets and liabilities acquired are summarised below.

	Book value on acquisition £m	Fair value adjustments £m	Fair value £m
Goodwill	-	182	182
Intangible assets	12	137	149
Property, plant and equipment	3	(1)	2
Current assets	36	(4)	32
Current liabilities	(46)	(1)	(47)
Deferred tax	-	(11)	(11)
Net assets acquired	5	302	307
Consideration (after taking account of £8m net cash acquired)			307
Less: consideration deferred to future years			(14)
Net cash flow			293

11 Acquisitions continued

	Book value on acquisition €m	Fair value adjustments €m	Fair value €m
Goodwill	–	266	266
Intangible assets	18	200	218
Property, plant and equipment	4	(1)	3
Current assets	52	(6)	46
Current liabilities	(67)	(2)	(69)
Deferred tax	–	(16)	(16)
Net assets acquired	**7**	**441**	**448**
Consideration (after taking account of €12m net cash acquired)			**448**
Less: consideration deferred to future years			(20)
Net cash flow			**428**

The fair value adjustments in relation to the acquisitions made in 2005 relate principally to the valuation of intangible assets and inventories. Goodwill represents the excess of the consideration over the net tangible and intangible assets acquired.

The businesses acquired in 2005 contributed £52m/€76m to revenue, £7m/€10m to adjusted operating profit, reduced net profit by £4m/€6m and contributed £8m/€12m to net cash inflow from operating activities for the part year under Reed Elsevier ownership. Had the businesses been acquired at the beginning of the year, on a proforma basis, the Reed Elsevier combined revenues, adjusted operating profit and net profit for the year would have been £5,230m/€7,636m, £1,151m/€1,680m and £464m/€677m respectively.

12 Equity dividends

Dividends declared in the year	2005 £m	2004 £m	2005 €m	2004 €m
Reed Elsevier PLC	**168**	153	**246**	225
Reed Elsevier NV	**168**	156	**245**	229
Total	**336**	309	**491**	454

Dividends declared in the year, in amounts per ordinary share, comprise: a 2004 final dividend of 9.6p and 2005 interim dividend of 3.7p giving a total of 13.3p (2004: 12.1p) for Reed Elsevier PLC; and a 2004 final dividend of €0.240 and 2005 interim dividend of €0.092 giving a total of €0.332 (2004: €0.310) for Reed Elsevier NV.

The directors of Reed Elsevier PLC have proposed a final dividend of 10.7p (2004: 9.6p). The directors of Reed Elsevier NV have proposed a final dividend of €0.267 (2004: €0.240). The total cost of funding the proposed final dividends is £273m/€399m, for which no liability has been recognised at the date of the balance sheet.

Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are equalised at the gross level inclusive of the UK tax credit of 10% received by certain Reed Elsevier PLC shareholders. The cost of funding the Reed Elsevier PLC dividends, is therefore, similar to that of Reed Elsevier NV.

Notes to the combined financial statements

For the year ended 31 December 2005

13 Goodwill

	2005 £m	2004 £m	2005 €m	2004 €m
At start of year	**2,611**	2,437	**3,682**	3,461
Acquisitions	**182**	345	**266**	507
Disposals/transfers	**(14)**	–	**(21)**	–
Exchange translation differences	**251**	(171)	**497**	(286)
At end of year	**3,030**	2,611	**4,424**	3,682

The net carrying amount of goodwill under previous GAAP is deemed under IFRS to be the cost of goodwill on transition to IFRS at 1 January 2004. The cumulative amortisation deducted in arriving at the net carrying amount under previous GAAP was £1,813m/€2,574m. The equivalent amount at 31 December 2005, after taking account of foreign exchange movements, would have been £1,847m/€2,697m (2004: £1,721m/€2,427m).

14 Intangible assets

	Market and customer related £m	Content, software and other £m	Total acquired intangible assets £m	Internally developed intangible assets £m	Total £m
Cost					
At 1 January 2004	1,208	2,842	4,050	419	4,469
Acquisitions	144	166	310	–	310
Additions	–	–	–	110	110
Disposals	–	(13)	(13)	–	(13)
Exchange translation differences	(100)	(131)	(231)	(17)	(248)
At 1 January 2005	**1,252**	**2,864**	**4,116**	**512**	**4,628**
Acquisitions	**88**	**61**	**149**	**–**	**149**
Additions	**–**	**–**	**–**	**102**	**102**
Disposals/transfers	**–**	**(29)**	**(29)**	**–**	**(29)**
Exchange translation differences	**149**	**187**	**336**	**33**	**369**
At 31 December 2005	**1,489**	**3,083**	**4,572**	**647**	**5,219**
Amortisation					
At 1 January 2004	35	1,299	1,334	229	1,563
Charge for the year	71	184	255	55	310
Disposals/write off on acquisitions	–	(13)	(13)	10	(3)
Exchange translation differences	(6)	(62)	(68)	(9)	(77)
At 1 January 2005	**100**	**1,408**	**1,508**	**285**	**1,793**
Charge for the year	**85**	**191**	**276**	**57**	**333**
Disposals/transfers	**–**	**(9)**	**(9)**	**–**	**(9)**
Exchange translation differences	**16**	**92**	**108**	**15**	**123**
At 31 December 2005	**201**	**1,682**	**1,883**	**357**	**2,240**
Net book amount					
At 31 December 2004	1,152	1,456	2,608	227	2,835
At 31 December 2005	**1,288**	**1,401**	**2,689**	**290**	**2,979**

14 Intangible assets continued

	Market and customer related €m	Content, software and other €m	Total acquired intangible assets €m	Internally developed intangible assets €m	Total €m
Cost					
At 1 January 2004	1,716	4,035	5,751	595	6,346
Acquisitions	212	244	456	–	456
Additions	–	–	–	162	162
Disposals	–	(19)	(19)	–	(19)
Exchange translation differences	(162)	(222)	(384)	(36)	(420)
At 1 January 2005	**1,766**	**4,038**	**5,804**	**721**	**6,525**
Acquisitions	**129**	**89**	**218**	**–**	**218**
Additions	**–**	**–**	**–**	**149**	**149**
Disposals/transfers	**–**	**(43)**	**(43)**	**–**	**(43)**
Exchange translation differences	**279**	**417**	**696**	**75**	**771**
At 31 December 2005	**2,174**	**4,501**	**6,675**	**945**	**7,620**
Amortisation					
At 1 January 2004	50	1,844	1,894	325	2,219
Charge for the year	105	270	375	81	456
Disposals/write off on acquisitions	–	(19)	(19)	15	(4)
Exchange translation differences	(13)	(110)	(123)	(20)	(143)
At 1 January 2005	**142**	**1,985**	**2,127**	**401**	**2,528**
Charge for the year	**124**	**279**	**403**	**83**	**486**
Disposals/transfers	**–**	**(13)**	**(13)**	**–**	**(13)**
Exchange translation differences	**27**	**205**	**232**	**38**	**270**
At 31 December 2005	**293**	**2,456**	**2,749**	**522**	**3,271**
Net book amount					
At 31 December 2004	1,624	2,053	3,677	320	3,997
At 31 December 2005	**1,881**	**2,045**	**3,926**	**423**	**4,349**

Intangible assets acquired as part of business combinations comprise: market related assets (e.g. trade marks, imprints, brands); customer related assets (e.g. subscription bases, customer lists, customer relationships); and content, software and other intangible assets (e.g. editorial content, software and product delivery systems, other publishing rights, exhibition rights and supply contracts). Included in content, software and other acquired intangible assets are certain assets with a net book value of £1,154m/€1,685m (2004: £1,240m/€1,748m) that arose on acquisitions completed prior to the transition to IFRS with effect from 1 January 2004 that have not been allocated to specific categories of intangible assets. Internally developed intangible assets typically comprise software and systems development where an identifiable asset is created that is probable to generate future economic benefits.

Included in market and customer related intangible assets are £333m/€486m (2004: £298m/€420m) of brands and imprints with indefinite lives. These assets are determined to have an indefinite life based on an assessment of their historical longevity and stable market positions.

Notes to the combined financial statements

For the year ended 31 December 2005

15 Investments

	2005 £m	2004 £m	2005 €m	2004 €m
Investments in joint ventures	**71**	60	**104**	86
Available for sale investments	**22**	32	**32**	45
Venture capital investments held for trading	**22**	18	**32**	26
Total	**115**	110	**168**	157

An analysis of changes in the carrying value of investments in joint ventures is given below.

	2005 £m	2004 £m	2005 €m	2004 €m
At start of year	**60**	60	**86**	85
Share of results of joint ventures	**16**	17	**23**	26
Dividends received from joint ventures	**(16)**	(17)	**(23)**	(25)
Additions	**15**	–	**22**	–
Transfers	**(3)**	–	**(4)**	–
Exchange translation differences	**(1)**	–	**–**	–
At end of year	**71**	60	**104**	86

The principal joint venture at 31 December 2005 is Giuffrè (an Italian legal publisher in which Reed Elsevier has a 40% shareholding). In addition there are a number of exhibition joint ventures within Reed Business.

Summarised information showing total amounts in respect of joint ventures and Reed Elsevier's share is set out below.

	Total joint ventures		Reed Elsevier share		Total joint ventures		Reed Elsevier share	
	2005 £m	2004 £m	2005 £m	2004 £m	2005 €m	2004 €m	2005 €m	2004 €m
Revenue	**194**	209	**91**	94	**283**	307	**133**	138
Net profit for the year	**33**	37	**16**	17	**48**	54	**23**	26
Total assets	**220**	199	**103**	98	**321**	281	**151**	138
Total liabilities	**(137)**	(112)	**(63)**	(57)	**(200)**	(158)	**(92)**	(79)
Net assets	**83**	87	**40**	41	**121**	123	**59**	59
Goodwill			**31**	19			**45**	27
Total			**71**	60			**104**	86

16 Property, plant and equipment

	2005			2004		
	Land and buildings £m	**Fixtures and equipment £m**	**Total £m**	Land and buildings £m	Fixtures and equipment £m	Total £m
Cost						
At start of year	**182**	**627**	**809**	185	646	831
Acquisitions	**–**	**6**	**6**	7	11	18
Capital expenditure	**5**	**98**	**103**	14	79	93
Disposals	**(10)**	**(86)**	**(96)**	(13)	(70)	(83)
Exchange translation differences	**15**	**50**	**65**	(11)	(39)	(50)
At end of year	**192**	**695**	**887**	182	627	809
Accumulated depreciation						
At start of year	**72**	**445**	**517**	72	477	549
Acquisitions	**–**	**4**	**4**	1	4	5
Disposals	**(3)**	**(76)**	**(79)**	(3)	(70)	(73)
Charge for the year	**8**	**79**	**87**	7	64	71
Exchange translation differences	**7**	**37**	**44**	(5)	(30)	(35)
At end of year	**84**	**489**	**573**	72	445	517
Net book amount	**108**	**206**	**314**	110	182	292

	2005			2004		
	Land and buildings €m	**Fixtures and equipment €m**	**Total €m**	Land and buildings €m	Fixtures and equipment €m	Total €m
Cost						
At start of year	**257**	**884**	**1,141**	263	917	1,180
Acquisitions	**–**	**9**	**9**	10	16	26
Capital expenditure	**7**	**143**	**150**	21	116	137
Disposals	**(15)**	**(125)**	**(140)**	(19)	(103)	(122)
Exchange translation differences	**31**	**104**	**135**	(18)	(62)	(80)
At end of year	**280**	**1,015**	**1,295**	257	884	1,141
Accumulated depreciation						
At start of year	**102**	**627**	**729**	103	677	780
Acquisitions	**–**	**6**	**6**	1	6	7
Disposals	**(4)**	**(111)**	**(115)**	(4)	(103)	(107)
Charge for the year	**12**	**115**	**127**	10	94	104
Exchange translation differences	**12**	**78**	**90**	(8)	(46)	(54)
At end of year	**122**	**715**	**837**	102	628	730
Net book amount	**158**	**300**	**458**	155	256	411

No depreciation is provided on freehold land. The net book amount of property, plant and equipment at 31 December 2005 includes £20m/€29m (2004: £19m/€27m) in respect of assets held under finance leases relating to fixtures and equipment.

Notes to the combined financial statements

For the year ended 31 December 2005

17 Financial instruments

Details of the objectives, policies and strategies pursued by Reed Elsevier in relation to financial instruments are set out on pages 24 and 25 of the Operating and Financial Review. The main financial risks faced by Reed Elsevier are liquidity risk and market risk – comprising interest rate risk and foreign exchange risk. Financial instruments are used to finance the Reed Elsevier businesses and to hedge interest rate and foreign exchange risks. Reed Elsevier's businesses do not enter into speculative derivative transactions. Details of financial instruments subject to liquidity, market and credit risks are described below.

Liquidity risk

Fixed and floating rate borrowings analysed by maturity are summarised below. Borrowings are shown after taking account of related interest rate derivatives in designated hedging relationships.

	2005			2004		
	Fixed rate borrowings £m	**Floating rate borrowings £m**	**Total £m**	Fixed rate borrowings £m	Floating rate borrowings £m	Total £m
Within 1 year	**710**	**191**	**901**	1,010	41	1,051
Within 1 to 2 years	**77**	**242**	**319**	291	32	323
Within 2 to 3 years	**–**	**254**	**254**	75	295	370
Within 3 to 4 years	**–**	**–**	**–**	–	312	312
Within 4 to 5 years	**2**	**304**	**306**	–	–	–
After 5 years	**687**	**523**	**1,210**	349	352	701
Total	**1,476**	**1,514**	**2,990**	1,725	1,032	2,757

	2005			2004		
	Fixed rate borrowings €m	**Floating rate borrowings €m**	**Total €m**	Fixed rate borrowings €m	Floating rate borrowings €m	Total €m
Within 1 year	**1,037**	**279**	**1,316**	1,424	58	1,482
Within 1 to 2 years	**112**	**353**	**465**	410	45	455
Within 2 to 3 years	**–**	**371**	**371**	106	416	522
Within 3 to 4 years	**–**	**–**	**–**	–	440	440
Within 4 to 5 years	**3**	**444**	**447**	–	–	–
After 5 years	**1,003**	**763**	**1,766**	492	496	988
Total	**2,155**	**2,210**	**4,365**	2,432	1,455	3,887

At 31 December 2005, £290m/€423m of borrowings were designated in fair value hedging relationships whereby the interest payments are fixed for the next one to three years and swapped to floating thereafter. These borrowings have been included above as floating rate borrowings due after 5 years.

At 31 December 2005, Reed Elsevier had access to £1,739m/€2,539m (2004: £1,555m/€2,193m) of committed bank facilities that expire in two to three years, of which £67m/€98m (2004: £41m/€58m) was drawn. These facilities principally provide back up for short term borrowings.

After taking account of the maturity of committed bank facilities that back short term borrowings at 31 December 2005, and after utilising available cash resources, no borrowings mature in the next two years (2004: nil); 46% of borrowings mature in the third year (2004: 14%); 11% in the fourth and fifth years (2004: 58%); 29% in the sixth to tenth years (2004: 16%); and 14% beyond the tenth year (2004: 12%).

17 Financial instruments *continued*

Market Risk

Reed Elsevier's primary market risks are to interest rate fluctuations and exchange rate movements. Derivatives are used to hedge or reduce the risks of interest rate and exchange rate movements and are not entered into unless such risks exist. Derivatives used by Reed Elsevier for hedging a particular risk are not specialised and are generally available from numerous sources.

The fair values of interest rate swaps, interest rate options, forward rate agreements and forward foreign exchange contracts set out below represent the replacement costs calculated using market rates of interest and exchange at 31 December 2005. The fair value of long term borrowings has been calculated by discounting expected future cash flows at market rates.

Interest rate risk

Reed Elsevier's interest rate exposure management policy is aimed at reducing the exposure of the combined businesses to changes in interest rates.

The following sensitivity analysis of borrowings and derivative financial instruments to interest rate movements assumes an immediate 100 basis point change in interest rates for all currencies and maturities from their levels at 31 December 2005, with all other variables held constant. The range of changes represents Reed Elsevier's view of the changes that are reasonably possible over a one year period based on these assumptions.

At 31 December 2005, the majority of net borrowings are either fixed rate or have been fixed through the use of interest rate swaps, forward rate agreements and options. A 100 basis point reduction in interest rates would result in an estimated decrease in net interest expense of £5m/€7m, based on the composition of financial instruments including cash, cash equivalents, bank loans and commercial paper borrowings at 31 December 2005. A 100 basis point rise in interest rates would result in an estimated increase in net interest expense of £5m/€7m. The sensitivity of the fair value of financial instruments at 31 December 2005 to changes in interest rates is set out in the table below.

			Fair value change	
	Carrying value £m	Fair value £m	+100 basis points £m	-100 basis points £m
Short term borrowings	(536)	(536)	-	-
Long term borrowings (including current portion)	(2,628)	(2,685)	110	(125)
Interest rate swaps (swapping fixed rate debt to floating)	175	175	(56)	64
Interest rate swaps (swapping floating rate debt to fixed)	(1)	(1)	17	(17)
Interest rate options	(1)	(1)	-	-
Forward rate agreements	1	1	-	-

			Fair value change	
	Carrying value €m	Fair value €m	+100 basis points €m	-100 basis points €m
Short term borrowings	(782)	(782)	-	-
Long term borrowings (including current portion)	(3,837)	(3,920)	161	(183)
Interest rate swaps (swapping fixed rate debt to floating)	256	256	(82)	93
Interest rate swaps (swapping floating rate debt to fixed)	(1)	(1)	25	(25)
Interest rate options	(1)	(1)	-	-
Forward rate agreements	1	1	-	-

Short term borrowings comprise bank loans, overdrafts and commercial paper due within one year. Long term borrowings (including current portion) comprise other loans and finance leases.

A 100 basis point change in interest rates would not result in a material change to the fair value of any other financial instrument.

Notes to the combined financial statements

For the year ended 31 December 2005

17 Financial instruments continued

Foreign exchange rate risk

Translation exposures arise on the earnings and net assets of business operations in countries with currencies other than those of each of the parent companies, most particularly in respect of the US businesses. These exposures are hedged, to a significant extent, by a policy of denominating borrowings in currencies where significant translation exposures exist, most notably US dollars (see note 23).

The following sensitivity analysis of net borrowings and derivative financial instruments to foreign exchange rate movements assumes an immediate 10% change in all foreign exchange rates against sterling or euros as appropriate from their levels at 31 December 2005, with all other variables held constant. A +10% change indicates a strengthening of the currency against sterling/euro and a -10% change indicates a weakening of the currency against sterling/euro. The range of changes represents Reed Elsevier's view of the changes that are reasonably possible over a one year period based on these assumptions.

			Fair value change	
	Carrying value £m	Fair value £m	+10% £m	-10% £m
Cash and cash equivalents	296	296	20	(17)
Short term borrowings	(536)	(536)	(59)	49
Long term borrowings (including current portion)	(2,628)	(2,685)	(298)	244
Interest rate swaps (including cross currency interest rate swaps)	174	174	19	(16)
Forward foreign exchange contracts	5	5	(38)	37

			Fair value change	
	Carrying value €m	Fair value €m	+10% €m	-10% €m
Cash and cash equivalents	432	432	35	(29)
Short term borrowings	(782)	(782)	(35)	30
Long term borrowings (including current portion)	(3,837)	(3,920)	(407)	333
Interest rate swaps (including cross currency interest rate swaps)	255	255	29	(24)
Forward foreign exchange contracts	7	7	(4)	4

A 10% change in foreign currency exchange rates would not result in a material change to the fair value of any other financial instrument.

Credit risk

Reed Elsevier seeks to limit interest rate and foreign exchange risks described above by the use of financial instruments and as a result has a credit risk from the potential non performance by the counterparties to these financial instruments, which are unsecured. The amount of this credit risk is normally restricted to the amounts of any hedge gain and not the principal amount being hedged. Reed Elsevier also has a credit exposure to counterparties for the full principal amount of cash and cash equivalents. Credit risks are controlled by monitoring the credit quality of these counterparties, principally licensed commercial banks and investment banks with strong long term credit ratings, and of the amounts outstanding with each of them.

Reed Elsevier has treasury policies in place which do not allow concentrations of risk with individual counterparties and do not allow significant treasury exposures with counterparties which are rated lower than A by Standard and Poor's, Moody's or Fitch.

17 Financial instruments continued

Transition to IAS39 – Financial Instruments

Reed Elsevier adopted IAS39 – Financial Instruments with effect from 1 January 2005. On adoption of IAS39, all derivatives and fixed rate debt in hedging relationships were recorded at fair value. Borrowings and related hedging derivatives were grossed up by £250m/€352m, leaving net debt broadly unchanged. The fair value of derivatives used to hedge forecasted transactions (such as forward exchange contracts and floating-to-fixed interest rate swaps) was recorded in the balance sheet and the corresponding net gain of £40m/€56m deferred within the hedge reserve. The fair value of derivatives used to swap fixed rate debt to floating rate was recognised in the balance sheet and, together with differences on restatement at spot rates of certain foreign currency working capital balances which were reported under previous GAAP at hedged rates and other working capital restatements, the corresponding net gain recorded directly in other reserves. Including related deferred tax, other reserves were accordingly reduced by £29m/€40m. Taken together with the hedge reserve of £40m/€56m, shareholders' equity at 1 January 2005 was increased by a net IAS39 transition adjustment of £11m/€16m.

In respect of currency risk, Reed Elsevier hedges cross border transactions in foreign currencies, the most significant of which relate to the Elsevier global scientific journals business. Hedge accounting treatment continues to be applied to these transactions under IAS39. However, whereas under previous GAAP hedge accounting applied to both revenues and costs where the net exchange risk is hedged in the market, under IAS39 there is no grossing up of the hedge for the foreign currency revenues and the offsetting costs and a portion of the revenues and the costs are therefore treated as if unhedged and reported at spot rates.

Notes to the combined financial statements

For the year ended 31 December 2005

17 Financial instruments continued

Hedge accounting

The hedging relationships that are designated under IAS39 – Financial Instruments, effective from 1 January 2005 are described below:

Fair value hedges

Reed Elsevier has entered into interest rate swaps and cross currency interest rate swaps to hedge the exposure to changes in the fair value of fixed rate borrowings due to interest rate and foreign currency movements which could affect the income statement.

Interest rate derivatives (including cross currency interest rate swaps) with a principal amount of £954m/€1,393m were in place at 31 December 2005 swapping fixed rate term debt issues denominated in United States dollars (USD), euros and Swiss francs (CHF) to floating rate USD debt for the whole or part of their term.

The gains and losses on the borrowings and related derivatives designated as fair value hedges for the year ended 31 December 2005, which are included in the income statement, were:

	1 January 2005 £m	Fair value movement gain/(loss) £m	Exchange gain/(loss) £m	31 December 2005 £m
USD interest rate swaps	5	9	1	15
USD debt	(5)	(9)	(1)	(15)
	–	–	–	–
Euro to USD cross currency interest rate swaps	152	(62)	15	105
Euro debt	(151)	62	(15)	(104)
	1	–	–	1
CHF to USD cross currency interest rate swaps	87	(41)	8	54
CHF debt	(86)	41	(8)	(53)
	1	–	–	1
Total	2	–	–	2

	1 January 2005 €m	Fair value movement gain/(loss) €m	Exchange gain/(loss) €m	31 December 2005 €m
USD interest rate swaps	7	13	1	21
USD debt	(7)	(13)	(1)	(21)
	–	–	–	–
Euro to USD cross currency interest rate swaps	214	(90)	30	154
Euro debt	(213)	90	(29)	(152)
	1	–	1	2
CHF to USD cross currency interest rate swaps	123	(60)	16	79
CHF debt	(121)	60	(17)	(78)
	2	–	(1)	1
Total	3	–	–	3

All fair value hedges were highly effective throughout the year ended 31 December 2005.

At 31 December 2005 there were fair value losses of £3m/€4m (on transition to IAS39 at 1 January 2005: £8m/€11m losses) included within borrowings which relate to debt de-designated from a fair value hedge relationship. During 2005, £5m/€7m of the fair value losses recognised on transition to IAS39 was included in finance income.

17 Financial instruments continued

Cash flow hedges

Reed Elsevier enters into two types of cash flow hedge:

(1) Interest rate derivatives which fix the interest expense on a portion of forecast floating rate USD denominated debt (including commercial paper, short term bank loans and floating rate term debt).

(2) Foreign exchange derivatives which fix the exchange rate on a portion of future foreign currency subscription revenues forecast by the Elsevier science and medical businesses for up to 50 months.

Movements in the hedge reserve in 2005, including gains and losses on cash flow hedging instruments, were as follows:

	Transition loss £m	Interest rate hedges £m	Foreign exchange hedges £m	Total hedge reserve £m
Hedge reserve at start of year: gains/(losses) deferred	(10)	(15)	65	40
Gains/(losses) arising in 2005	–	11	(21)	(10)
Amounts recognised in income statement	6	5	(30)	(19)
Exchange translation differences	(1)	(1)	(2)	(4)
Hedge reserve at end of year: gains/(losses) deferred	(5)	–	12	7

	Transition loss €m	Interest rate hedges €m	Foreign exchange hedges €m	Total hedge reserve €m
Hedge reserve at start of year: gains/(losses) deferred	(15)	(22)	95	58
Gains/(losses) arising in 2005	–	16	(31)	(15)
Amounts recognised in income statement	9	7	(44)	(28)
Exchange translation differences	(1)	(1)	(3)	(5)
Hedge reserve at end of year: gains/(losses) deferred	(7)	–	17	10

All cash flow hedges were highly effective throughout the year ended 31 December 2005.

The transition loss relates to interest rate derivatives held on 1 January 2005, which were formerly treated as hedging instruments under UK GAAP but which are not designated as such under IAS39.

The deferred gains and losses on cash flow hedges at 31 December 2005 are currently expected to be recognised in the income statement in future years as follows:

	Transition loss £m	Interest rate hedges £m	Foreign exchange hedges £m	Total hedge reserve £m
2006	(3)	–	12	9
2007	(2)	1	2	1
2008	–	–	(2)	(2)
2009	–	(1)	–	(1)
Gains/(losses) deferred in hedge reserve at end of year	(5)	–	12	7

Notes to the combined financial statements

For the year ended 31 December 2005

17 Financial instruments continued

	Transition loss €m	Interest rate hedges €m	Foreign exchange hedges €m	Total hedge reserve €m
2006	(4)	–	17	13
2007	(3)	1	3	1
2008	–	–	(3)	(3)
2009	–	(1)	–	(1)
Gains/(losses) deferred in hedge reserve at end of year	**(7)**	**–**	**17**	**10**

The cash flows for these hedges are expected to occur in line with the recognition of the gains and losses in the income statement, other than in respect of certain forward foreign exchange hedges on subscriptions, where cash flows may be expected to occur in advance of the subscription year.

18 Deferred tax

	2005 £m	2004 £m	2005 €m	2004 €m
Deferred tax assets	**266**	235	**388**	331
Deferred tax liabilities	**(980)**	(857)	**(1,431)**	(1,208)
Total	**(714)**	(622)	**(1,043)**	(877)

Movements in deferred tax liabilities and assets are summarised as follows:

	Excess of tax allowances over amortisation £m	Acquired intangible assets £m	Other temporary differences-liabilities £m	Tax losses carried forward £m	Pensions £m	Other temporary differences-assets £m	Total £m
Deferred tax asset/(liability) at 1 January 2004	(43)	(830)	(18)	18	84	108	(681)
(Charge)/credit to profit	(33)	62	(18)	(27)	13	18	15
Credit to equity	–	–	–	–	12	–	12
Transfers	–	–	34	47	–	(53)	28
Acquisitions	–	(68)	–	25	–	–	(43)
Exchange translation differences	5	51	1	(4)	–	(6)	47
Deferred tax asset/(liability) at 1 January 2005	**(71)**	**(785)**	**(1)**	**59**	**109**	**67**	**(622)**
Transition adjustment on adoption of IAS39	**–**	**–**	**–**	**–**	**–**	**6**	**6**
(Charge)/credit to profit	**(34)**	**65**	**(52)**	**(6)**	**8**	**(2)**	**(21)**
Credit/(charge) to equity	**–**	**–**	**–**	**–**	**10**	**(13)**	**(3)**
Transfers	**–**	**–**	**(5)**	**–**	**–**	**13**	**8**
Acquisitions	**–**	**(11)**	**(3)**	**–**	**–**	**3**	**(11)**
Exchange translation differences	**(10)**	**(68)**	**(5)**	**1**	**6**	**5**	**(71)**
Deferred tax asset/(liability) at 31 December 2005	**(115)**	**(799)**	**(66)**	**54**	**133**	**79**	**(714)**

18 Deferred tax continued

	Excess of tax allowances over amortisation €m	Acquired intangible assets €m	Other temporary differences-liabilities €m	Tax losses carried forward €m	Pensions €m	Other temporary differences-assets €m	Total €m
Deferred tax asset/(liability) at 1 January 2004	(61)	(1,179)	(26)	26	119	153	(968)
(Charge)/credit to profit	(49)	91	(26)	(40)	19	27	22
Credit to equity	–	–	–	–	18	–	18
Transfers	–	–	50	69	–	(78)	41
Acquisitions	–	(100)	–	37	–	–	(63)
Exchange translation differences	10	81	1	(9)	(2)	(8)	73
Deferred tax asset/(liability) at 1 January 2005	**(100)**	**(1,107)**	**(1)**	**83**	**154**	**94**	**(877)**
Transition adjustment on adoption of IAS39	**–**	**–**	**–**	**–**	**–**	**9**	**9**
(Charge)/credit to profit	**(49)**	**95**	**(77)**	**(9)**	**12**	**(3)**	**(31)**
Credit/(charge) to equity	**–**	**–**	**–**	**–**	**15**	**(19)**	**(4)**
Transfers	**–**	**–**	**(7)**	**–**	**–**	**19**	**12**
Acquisitions	**–**	**(16)**	**(4)**	**–**	**–**	**4**	**(16)**
Exchange translation differences	**(19)**	**(139)**	**(7)**	**5**	**13**	**11**	**(136)**
Deferred tax asset/(liability) at 31 December 2005	**(168)**	**(1,167)**	**(96)**	**79**	**194**	**115**	**(1,043)**

At 31 December 2005, potential deferred tax assets not recognised due to uncertainties over availability and timing of relevant taxable income amounted to £211m/€308m (2004: £168m/€237m) in relation to tax deductions carried forward of £528m/€769m (2004: £419m/€593m). No time limitation currently applies on utilisation of the tax deductions.

19 Inventories and pre-publication costs

	2005 £m	2004 £m	2005 €m	2004 €m
Raw materials	**12**	12	**18**	17
Pre-publication costs	**394**	340	**575**	479
Finished goods	**224**	189	**327**	267
Total	**630**	541	**920**	763

20 Trade and other receivables

	2005 £m	2004 £m	2005 €m	2004 €m
Trade receivables	**1,086**	978	**1,586**	1,379
Prepayments and accrued income	**151**	125	**220**	176
Derivative financial instruments	**200**	–	**292**	–
Total	**1,437**	1,103	**2,098**	1,555

Notes to the combined financial statements

For the year ended 31 December 2005

21 Assets and liabilities held for sale

The major classes of assets and liabilities of operations classified as held for sale are as follows:

	2005 £m	2004 £m	2005 €m	2004 €m
Goodwill	**16**	–	**23**	–
Intangible assets	**14**	–	**21**	–
Investments in joint ventures	**3**	–	**4**	–
Inventories and pre-publication costs	**19**	–	**28**	–
Trade and other receivables	**8**	–	**12**	–
Total assets held for sale	**60**	–	**88**	–
Trade and other payables	**11**	–	**16**	–
Total liabilities associated with assets held for sale	**11**	–	**16**	–

22 Trade and other payables

	2005 £m	2004 £m	2005 €m	2004 €m
Payables and accruals	**982**	844	**1,434**	1,190
Deferred income	**979**	947	**1,429**	1,335
Derivative financial instruments	**21**	–	**30**	–
Total	**1,982**	1,791	**2,893**	2,525

23 Borrowings

Analysis by year of repayment

	2005				2004			
	Bank loans, overdrafts and commercial paper £m	Other loans £m	Finance leases £m	Total £m	Bank loans, overdrafts and commercial paper £m	Other loans £m	Finance leases £m	Total £m
Within 1 year	**536**	**353**	**11**	**900**	965	78	8	1,051
Within 1 to 2 years	**–**	**369**	**3**	**372**	–	317	6	323
Within 2 to 3 years	**–**	**359**	**–**	**359**	–	368	2	370
Within 3 to 4 years	**–**	**–**	**–**	**–**	–	312	–	312
Within 4 to 5 years	**–**	**304**	**1**	**305**	–	–	–	–
After 5 years	**–**	**1,228**	**–**	**1,228**	–	701	–	701
	–	**2,260**	**4**	**2,264**	–	1,698	8	1,706
Total	**536**	**2,613**	**15**	**3,164**	965	1,776	16	2,757

23 Borrowings continued

	2005				2004			
	Bank loans, overdrafts and commercial paper €m	Other loans €m	Finance leases €m	Total €m	Bank loans, overdrafts and commercial paper €m	Other loans €m	Finance leases €m	Total €m
Within 1 year	**782**	**516**	**16**	**1,314**	1,360	110	12	1,482
Within 1 to 2 years	**–**	**538**	**5**	**543**	–	447	8	455
Within 2 to 3 years	**–**	**524**	**–**	**524**	–	519	3	522
Within 3 to 4 years	**–**	**–**	**–**	**–**	–	440	–	440
Within 4 to 5 years	**–**	**444**	**1**	**445**	–	–	–	–
After 5 years	**–**	**1,793**	**–**	**1,793**	–	988	–	988
	–	**3,299**	**6**	**3,305**	–	2,394	11	2,405
Total	**782**	**3,815**	**22**	**4,619**	1,360	2,504	23	3,887

Analysis by currency

	2005				2004			
	Bank loans, overdrafts and commercial paper £m	Other loans £m	Finance leases £m	Total £m	Bank loans, overdrafts and commercial paper £m	Other loans £m	Finance leases £m	Total £m
US Dollars	**149**	**2,436**	**15**	**2,600**	606	1,594	16	2,216
£ Sterling	**–**	**–**	**–**	**–**	–	–	–	–
Euro	**312**	**177**	**–**	**489**	305	182	–	487
Other	**75**	**–**	**–**	**75**	54	–	–	54
Total	**536**	**2,613**	**15**	**3,164**	965	1,776	16	2,757

	2005				2004			
	Bank loans, overdrafts and commercial paper €m	Other loans €m	Finance leases €m	Total €m	Bank loans, overdrafts and commercial paper €m	Other loans €m	Finance leases €m	Total €m
US Dollars	**216**	**3,557**	**22**	**3,795**	854	2,248	23	3,125
£ Sterling	**–**	**–**	**–**	**–**	–	–	–	–
Euro	**456**	**258**	**–**	**714**	430	256	–	686
Other	**110**	**–**	**–**	**110**	76	–	–	76
Total	**782**	**3,815**	**22**	**4,619**	1,360	2,504	23	3,887

Included in the US dollar amounts for other loans above is £586m/€856m of debt denominated in euros (€500m) and Swiss francs (CHF 500m) that was swapped into US dollars on issuance and against which there are related derivative financial instruments included within trade and other receivables, which, as at 31 December 2005, had a fair value of £159m/€233m.

Notes to the combined financial statements

For the year ended 31 December 2005

24 Lease arrangements

Finance leases

At 31 December 2005 future finance lease obligations fall due as follows:

	2005 £m	2004 £m	2005 €m	2004 €m
Within one year	**11**	9	**16**	13
In the second to fifth years inclusive	**5**	8	**7**	11
	16	17	**23**	24
Less future finance charges	**(1)**	(1)	**(1)**	(1)
Total	**15**	16	**22**	23
Present value of future finance lease obligations payable:				
Within one year	**11**	8	**16**	11
In the second to fifth years inclusive	**4**	8	**6**	12
Total	**15**	16	**22**	23

Operating leases

At 31 December 2005 outstanding commitments under non-cancellable operating leases fall due as follows:

	2005 £m	2004 £m	2005 €m	2004 €m
Within one year	**113**	105	**165**	148
In the second to fifth years inclusive	**335**	330	**489**	465
After five years	**352**	367	**514**	518
Total	**800**	802	**1,168**	1,131

Of the above outstanding commitments, £783m/€1,143m (2004: £785m/€1,107m) relate to land and buildings.

Reed Elsevier has a number of properties that are sub-leased. The future lease receivables contracted with sub-tenants fall as follows:

	2005 £m	2004 £m	2005 €m	2004 €m
Within one year	**12**	11	**18**	15
In the second to fifth years inclusive	**39**	38	**57**	54
After five years	**21**	22	**30**	31
Total	**72**	71	**105**	100

25 Provisions

	2005 £m	2004 £m	2005 €m	2004 €m
At start of year	**52**	75	**73**	107
Utilised	**(13)**	(19)	**(19)**	(28)
Exchange translation differences	**5**	(4)	**10**	(6)
At end of year	**44**	52	**64**	73

The provisions are for property lease obligations which relate to estimated sub-lease shortfalls and guarantees given by Harcourt General, Inc. in favour of a former subsidiary for certain property leases for various periods up to 2016.

26 Contingent liabilities

There are contingent liabilities amounting to £46m/€67m (2004: £57m/€80m) in respect of property lease guarantees given by Harcourt General, Inc. in favour of a former subsidiary.

27 Combined share capitals

	2005 £m	2004 £m	2005 €m	2004 €m
At start of year	**191**	190	**269**	270
Issue of ordinary shares	**1**	1	**2**	1
Exchange translation differences	**(2)**	–	**6**	(2)
At end of year	**190**	191	**277**	269

Combined share capitals exclude the shares of Reed Elsevier NV held by Reed Elsevier PLC.

28 Combined share premiums

	2005 £m	2004 £m	2005 €m	2004 €m
At start of year	**1,805**	1,784	**2,545**	2,533
Issue of ordinary shares, net of expenses	**24**	20	**35**	30
Exchange translation differences	**(24)**	1	**55**	(18)
At end of year	**1,805**	1,805	**2,635**	2,545

Combined share premiums exclude the share premium in respect of shares of Reed Elsevier NV held by Reed Elsevier PLC.

Notes to the combined financial statements

For the year ended 31 December 2005

29 Combined shares held in treasury

	2005 £m	2004 £m	2005 €m	2004 €m
At start of year	**66**	37	**93**	53
Purchase of shares	**27**	29	**39**	43
Exchange translation differences	**-**	-	**4**	(3)
At end of year	**93**	66	**136**	93

At 31 December 2005, shares held in treasury related to 10,780,776 (2004: 8,313,746) Reed Elsevier PLC ordinary shares and 5,539,922 (2004: 3,708,599) Reed Elsevier NV ordinary shares held by the Reed Elsevier Group plc Employee Benefit Trust (EBT). The aggregate market value of these shares at 31 December 2005 was £104m/€152m (2004: £66m/€93m).

The EBT purchases Reed Elsevier PLC and Reed Elsevier NV shares which, at the trustees' discretion, can be used in respect of the exercise of share options and to meet commitments under conditional share awards.

30 Translation reserve

	2005 £m	2004 £m	2005 €m	2004 €m
At start of year	**(122)**	-	**(175)**	-
Exchange differences on translation of foreign operations	**180**	(121)	**346**	(196)
Other exchange translation differences	**31**	(1)	**(41)**	21
At end of year	**89**	(122)	**130**	(175)

31 Other combined reserves

	Hedge reserve 2005 £m	Other reserves 2005 £m	Total 2005 £m	Total 2004 £m
At start of year	**-**	**(144)**	**(144)**	(291)
Transition adjustment on adoption of IAS39	**40**	**(29)**	**11**	-
At start of year as restated	**40**	**(173)**	**(133)**	(291)
Profit attributable to parent companies' shareholders	-	**462**	**462**	459
Dividends declared	-	**(336)**	**(336)**	(309)
Actuarial losses on defined benefit pension schemes	-	**(37)**	**(37)**	(74)
Fair value movements on available for sale investments	-	**3**	**3**	-
Fair value movements on cash flow hedges	**(10)**	**-**	**(10)**	-
Tax on actuarial losses on defined benefit pension schemes	-	**10**	**10**	12
Tax on fair value movements on cash flow hedges	-	**(13)**	**(13)**	-
Recognition of share based remuneration reserve	-	**57**	**57**	59
Transfers from hedge reserve to net profit	**(19)**	**-**	**(19)**	-
Exchange translation differences	**(4)**	**(1)**	**(5)**	-
At end of year	**7**	**(28)**	**(21)**	(144)

31 Other combined reserves continued

	Hedge reserve 2005 €m	Other reserves 2005 €m	Total 2005 €m	Total 2004 €m
At start of year	–	(200)	(200)	(413)
Transition adjustment on adoption of IAS39	56	(40)	16	–
At start of year as restated	56	(240)	(184)	(413)
Profit attributable to parent companies' shareholders	–	675	675	675
Dividends declared	–	(491)	(491)	(454)
Actuarial losses on defined benefit pension schemes	–	(54)	(54)	(109)
Fair value movements on available-for-sale investments	–	4	4	–
Fair value movements on cash flow hedges	(15)	–	(15)	–
Tax on actuarial losses on defined benefit pension schemes	–	15	15	18
Tax on fair value movements on cash flow hedges	–	(19)	(19)	–
Recognition of share based remuneration reserve	–	83	83	87
Transfers from hedge reserve to net profit	(28)	–	(28)	–
Exchange translation differences	(3)	(13)	(16)	(4)
At end of year	10	(40)	(30)	(200)

32 Related party transactions

Transactions between the Reed Elsevier combined businesses have been eliminated within the combined financial statements. Transactions with joint ventures were made on normal market terms of trading and comprise sales of goods and services of £6m/€8m (2004: £6m/€8m). As at 31 December 2005, amounts owed by joint ventures were £3m/€4m (2004: £2m/€3m). Transactions with key management personnel, being the directors, relate to remuneration which is disclosed in the Directors' Remuneration Report on pages 37 to 53.

Notes to the combined financial statements

For the year ended 31 December 2005

33 Reconciliations to previous GAAP

The combined financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). The adoption of these standards has resulted in changes to the accounting policies previously applied under UK GAAP for the 2004 financial year ("previous GAAP"). The effects of differences to previous GAAP on net profit for the year ended 31 December 2004 and combined shareholders' equity as at that date, are summarised below.

Year ended 31 December	Note	2004 £m	2004 €m
Net profit under previous GAAP		305	448
Adjustments			
Acquired goodwill and intangible assets	(i)	151	223
Pensions	(ii)	(27)	(40)
Share based remuneration	(iii)	(48)	(71)
Deferred taxation	(iv)	80	118
Net profit under IFRS		461	678

As at 31 December	Note	2004 £m	2004 €m
Shareholders' equity under previous GAAP		2,267	3,196
Adjustments			
Acquired goodwill and intangible assets	(i)	215	303
Pensions	(ii)	(405)	(571)
Deferred taxation	(iv)	(643)	(907)
Equity dividends	(v)	248	350
Other		(18)	(25)
Shareholders' equity under IFRS		1,664	2,346

(i) Acquired goodwill and intangible assets

IFRS3 – Business Combinations prohibits the amortisation of acquired goodwill. Goodwill amortisation of £206m/€304m charged under previous GAAP in 2004 is therefore reversed under IFRS. On the balance sheet, the net book amount of goodwill under IFRS was £262m/€370m higher as at 31 December 2004 than under previous GAAP. This higher amount reflects the reversal of the previous GAAP amortisation charge for 2004, together with an increase of £68m/€96m in the amount of goodwill arising on 2004 acquisitions under IFRS due to the recognition of additional deferred taxation liabilities (see below), less the effects of currency translation on adjustments.

IAS38 – Intangible Assets requires more detailed evaluations to be made of acquired intangible assets and their estimated useful lives than under previous GAAP. Estimated useful lives of acquired intangible assets under IFRS are typically shorter than under previous GAAP, although in certain cases may be considered indefinite. The adoption of IAS38 gives rise to a net increase in the amortisation charge in respect of acquired intangible assets of £55m/€81m.

Other adjustments to goodwill and intangible assets on the balance sheet at 31 December 2004 are due to the effects of currency translations on the adjustments described above.

There is no retrospective restatements of the acquired goodwill and intangible asset values as at the 1 January 2004 transition date.

(ii) Pensions

The accounting for the costs of defined benefit pension schemes and other post-retirement employee benefits under IFRS is governed by IAS19 – Employee Benefits, which differs from previous GAAP in that the net expense is determined using assumptions that are based on market conditions at the start of each financial year, principally in relation to salary

33 Reconciliations to previous GAAP continued

inflation, investment returns and discount rates. Similarly, the assets and liabilities of defined benefit pension schemes and other employee benefit schemes are determined based on market conditions at the balance sheet date. Under previous GAAP, determinations were made based on long run actuarial assumptions. The adoption of IAS19 valuation methodologies increases the expense for employee benefits in 2004 by £27m/€40m compared to the amount reported under previous GAAP. Net pension obligations calculated using the IAS19 valuation methodologies were £321m/€453m as at 31 December 2004, which compares with a net pension prepayment less accrued liabilities under previous GAAP of £84m/€118m.

Reed Elsevier is adopting the approach available under IAS19 to reflect all actuarial gains and losses in the balance sheet in full and to report the amounts of such gains and losses arising each year through the Statement of Recognised Income and Expense. Actuarial losses of £74m/€109m arising in the year ended 31 December 2004 are reflected in the amount of net pension obligations at the balance sheet date.

(iii) Share based remuneration

For share based remuneration, the expense under IFRS2 – Share Based Payment is determined based on the fair value of such payments at the date of grant, spread over the vesting period taking account of the number of shares that are expected to vest. Under previous GAAP, only the intrinsic value was expensed, i.e. where options are granted over shares with an exercise price below the market price of the shares at the date of grant. The charge under IFRS2 in 2004 is £48m/€71m higher than the £11m/€16m charge under previous GAAP. There is no effect on net assets as the expense is offset by an equivalent amount credited to reserves.

(iv) Deferred taxation

IAS12 – Income Taxes requires deferred taxation to be provided for nearly all differences between the balance sheet amounts of assets and liabilities and their corresponding tax bases. Under previous GAAP, deferred tax was provided for timing differences only and deferred tax assets were not recognised unless realisable in the near term. Net deferred tax liabilities as at 31 December 2004 are £643m/€907m higher under IFRS than under previous GAAP. This relates principally to deferred tax of £785m/€1,107m on the difference between the balance sheet amount of acquired intangible assets and the historic tax bases of the underlying assets, partly offset by deferred tax assets in respect of net pension obligations. The goodwill on acquisition is grossed up by the amount of deferred tax liabilities on acquired intangible assets, other than in respect of intangible assets acquired prior to the transition date of 1 January 2004. (Under transition rules, the deferred tax liability as at the 1 January 2004 transition date in respect of intangible assets acquired prior to that date is charged directly to reserves and not added to goodwill.) The tax charge under IFRS for 2004 is £80m/€118m lower than under previous GAAP due to the unwinding of deferred tax liabilities and the deferred tax effects of other IFRS adjustments.

(v) Dividends payable

Under previous GAAP, dividends were provided for in the year in respect of which they were declared or proposed by the directors. Under IAS10 – Post Balance Sheet Events, dividends are only provided for when declared. Current liabilities have been reduced by £248m/€350m as at 31 December 2004 in respect of proposed dividends not formally declared as at the balance sheet date.

(vi) Joint ventures

Under IFRS, the equity accounted share of joint ventures results is included within operating profit on a post-tax basis. Under previous GAAP, the equity share of the taxes in joint ventures was included in taxation and not deducted within operating profit. The effect is to reduce both the operating profit and taxation under IFRS by £7m/€10m. There is no effect on net profit and shareholders' equity.

As at the IFRS transition date of 1 January 2004, shareholders' equity was £788m/€1,119m lower under IFRS than under previous GAAP due to additional deferred tax liabilities of £686m/€974m, additional net pension obligations of £310m/€440m and other additional liabilities of £18m/€26m, partly offset by reversal of proposed dividends of £226m/€321m.

Notes to the combined financial statements

For the year ended 31 December 2005

34 Exchange rates

The following exchange rates have been applied in preparing the combined financial statements:

	Income statement		Balance sheet	
	2005	2004	**2005**	2004
Euro to sterling	**1.46**	1.47	**1.46**	1.41
US dollars to sterling	**1.82**	1.83	**1.73**	1.93
Euro to US dollars	**0.80**	0.80	**0.84**	0.73
US dollars to euro	**1.25**	1.24	**1.18**	1.37

35 Approval of financial statements

The combined financial statements were approved and authorised for issue by the boards of directors of Reed Elsevier PLC and Reed Elsevier NV on 15 February 2006.

Independent auditors' report
to the members of Reed Elsevier PLC and shareholders of Reed Elsevier NV

We have audited the combined financial statements of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc, Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures (together "the combined businesses") for the year ended 31 December 2005 ("the combined financial statements") which comprise the combined income statement, the combined cash flow statement, the combined balance sheet, the combined statement of recognised income and expense, the combined shareholders' equity reconciliation, the accounting policies, and the related notes 1 to 35. These combined financial statements have been prepared under the accounting policies set out therein.

We have also audited the information in the parts of the Directors' Remuneration Report presented in the Reed Elsevier Annual Reports and Financial Statements 2005 ("the Remuneration Report") that are described as having been audited.

Our audit work has been undertaken so that we might state to the members of Reed Elsevier PLC and shareholders of Reed Elsevier NV those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than Reed Elsevier PLC and Reed Elsevier NV, and the members of Reed Elsevier PLC as a body and the shareholders of Reed Elsevier NV as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As described in the statement of directors' responsibilities, the directors of Reed Elsevier PLC and Reed Elsevier NV are responsible for the preparation of the combined financial statements in accordance with International Financial Reporting Standards ("IFRS") as adopted for use in the European Union. They are also responsible for the preparation of the other information contained in the Reed Elsevier Annual Report and Financial Statements 2005, including the Remuneration Report.

Our responsibilities, as independent auditors of the combined financial statements and the parts of the Remuneration Report described as having been audited, are set out in International Standards on Auditing (UK and Ireland) issued by the United Kingdom Auditing Practices Board, and International Standards on Auditing as applied in the Netherlands, and by our respective professions' ethical guidance.

We report to you our opinion as to whether the combined financial statements give a true and fair view and whether the combined financial statements have been properly prepared in accordance with Article 4 of the IAS Regulation of European Union law. We read other information contained in the Reed Elsevier Annual Reports and Financial Statements 2005, as described in the contents section, and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the combined financial statements. We are not required to consider whether the board's statement on internal control covers all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the United Kingdom Auditing Practices Board, and International Standards on Auditing as applied in the Netherlands. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the combined financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the combined financial statements, and of whether the accounting policies are appropriate to the combined businesses, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the combined financial statements and the parts of the Remuneration Report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the combined financial statements.

Opinion

In our opinion:

- the combined financial statements give a true and fair view, in accordance with IFRS as adopted for use in the European Union, of the state of affairs of the combined businesses as at 31 December 2005, and of their profits for the year then ended;

- the combined financial statements have been properly prepared in accordance with Article 4 of the IAS Regulation; and

- the parts of the Remuneration Report described as having been audited have been properly prepared in accordance with the United Kingdom Companies Act 1985.

Deloitte & Touche LLP
Chartered Accountants and
Registered Auditors
London
United Kingdom
15 February 2006

Deloitte Accountants B.V.
J P M Hopmans
Amsterdam
The Netherlands
15 February 2006

Company number: 77536

Directors' report

The directors present their report, together with the financial statements of the company, for the year ended 31 December 2005.

As a consequence of the merger of the company's businesses with those of Reed Elsevier NV in 1993, described on page 28, the shareholders of Reed Elsevier PLC and Reed Elsevier NV can be regarded as having the interests of a single economic group. The Reed Elsevier combined financial statements represent the combined interests of both sets of shareholders and encompass the businesses of Reed Elsevier Group plc, Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures, together with the parent companies, Reed Elsevier PLC and Reed Elsevier NV ("the combined businesses" or "Reed Elsevier"). This directors' report and the financial statements of the company should be read in conjunction with the combined financial statements and other reports set out on pages 2 to 101.

Principal activities
The company is a holding company and its principal investments are its direct 50% shareholding in Reed Elsevier Group plc and its 39% shareholding in Elsevier Reed Finance BV, which are engaged in publishing and information activities and financing activities respectively. The remaining shareholdings in these two companies are held by Reed Elsevier NV. Reed Elsevier PLC also has an indirect equity interest in Reed Elsevier NV. Reed Elsevier PLC and Reed Elsevier NV have retained their separate legal identities and are publicly held companies. Reed Elsevier PLC's securities are listed in London and New York and Reed Elsevier NV's securities are listed in Amsterdam and New York.

Financial statement presentation
The consolidated financial statements of Reed Elsevier PLC include the 52.9% economic interest that shareholders have under the equalisation arrangements in the Reed Elsevier combined businesses, accounted for on an equity basis.

Under the terms of the merger agreement, dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders. Because of the tax credit, Reed Elsevier PLC normally requires proportionately less cash to fund its net dividend than Reed Elsevier NV does to fund its gross dividend. An adjustment is therefore required in the consolidated income statement of Reed Elsevier PLC to share this tax benefit between the two sets of shareholders in accordance with the equalisation agreement. The equalisation adjustment arises on dividends paid by Reed Elsevier PLC to its shareholders and it reduces the consolidated attributable earnings by £9m (2004: £8m), being 47.1% of the total amount of the tax credit.

In addition to the reported figures, adjusted profit figures are presented as additional performance measures. These exclude the tax credit equalisation adjustment, the amortisation of acquired intangible assets, acquisition integration costs, disposals and other non operating items, related tax effects and movements in deferred taxation assets and liabilities not expected to crystallise in the near term.

International Financial Reporting Standards
Under a regulation adopted by the European Parliament, the consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union with effect from the 2005 financial year. The transition date for the application of IFRS is 1 January 2004, other than in respect of IAS39 – Financial Instruments for which the transition date is 1 January 2005, and comparative figures for 31 December 2004 have been restated accordingly. Reconciliations of net income and equity for the comparative period from previously applied UK GAAP to IFRS are presented in note 19 to the consolidated financial statements.

Consolidated income statement
Reed Elsevier PLC's 52.9% share of the adjusted profit before tax of the Reed Elsevier combined businesses was £530m, up from £494m in 2004. In scientific and medical markets, demand has remained strong for scientific research and medical information within a more supportive funding environment particularly for online product and in the expanding health professions. In legal markets, good demand growth has been seen for online productivity tools and practice solutions, and in international online expansion and risk management. In education markets, strong growth in the US K-12 basal business, driven by success in an expanded state textbook adoptions market, was in large part offset by a weak supplemental market and a significant underperformance in the supplemental and assessment businesses. In business to business markets, we are now seeing a more positive overall environment. The exhibitions business grew strongly as markets recovered and, whilst print advertising remains subdued, the online services in which we have been investing over the last few years continued their rapid growth.

Reed Elsevier PLC's share of the adjusted profit attributable of the combined businesses was £399m, up from £363m in 2004. The company's share of the post tax charge for amortisation of acquired intangible assets was £164m, up £12m from 2004, reflecting the full year impact of acquisitions made in 2004. The reported net profit for the year was £235m (2004: £235m).

Adjusted earnings per share increased 10% to 31.5p (2004: 28.7p). At constant rates of exchange, the increase would have been 11%. Including the effect of the tax credit equalisation as well as the amortisation of acquired intangible assets, acquisition integration costs, non operating items and tax adjustments, the basic earnings per share was 18.6p (2004: 18.6p).

Consolidated balance sheet
The consolidated balance sheet of Reed Elsevier PLC reflects its 52.9% economic interest in the net assets of Reed Elsevier, which at 31 December 2005 amounted to £1,042m (2004: £880m). The £162m increase in net assets principally reflects the company's share in the attributable profits of Reed Elsevier, exchange translation effects and dividends paid.

Dividends
Given the strengthening performance of the business, the strong cash generation and positive outlook, the board announced in February 2005 a more progressive dividend policy that more closely aligns dividend growth with growth in adjusted earnings. Accordingly, the board is recommending a final dividend of 10.7p per ordinary share to be paid on 12 May 2006 to shareholders on the Register on 21 April 2006.

The total dividend paid on the ordinary shares for the financial year was £168m (2004: £153m).

Share repurchase programme
Following a review of Reed Elsevier's financial position and outlook, the board of Reed Elsevier PLC, together with the boards of Reed Elsevier NV, has approved the introduction of an annual share repurchase programme in 2006 to further improve capital efficiency. It is expected that this new programme will enhance shareholder returns, whilst retaining the financial capability to continue to develop the business through both organic and acquisition investment. Further details are given on pages 2 and 3 of the Reed Elsevier Annual Report and Financial Statements 2005.

Parent company financial statements
The individual parent company financial statements of Reed Elsevier PLC are presented on pages 119 to 120, and continue to be prepared under UK generally accepted accounting principles (UK GAAP). Parent company shareholders' funds as at 31 December 2005 were £1,886m (2004: £1,880m).

Share capital
During 2005, 3,339,431 ordinary shares in the company were issued in connection with share option schemes as follows:

602,343 under a UK SAYE share option scheme at prices between 336.20p and 543.20p per share.

2,737,088 under executive share option schemes at prices between 400.75p and 537.50p per share.

At 15 February 2006, the company had received notification of the following substantial interests in the company's issued ordinary share capital:
The Capital Group Companies, Inc 115,904,745 shares 9.08%

FMR Corporation, 66,469,992 shares 5.20%

Legal & General Group plc 49,863,553 shares 3.90%

Prudential plc 39,858,771 shares 3.12%

Barclays plc 38,625,977 shares 3.02%

At the 2005 Annual General Meeting a resolution was passed to extend the authority given to the company to purchase up to 10% of its ordinary shares by market purchase. At 31 December 2005, this authority remained unutilised. A resolution to further extend the authority is to be put to the 2006 Annual General Meeting.

Directors
The following served as directors during the year:
J Hommen
(Chairman – appointed 27 April 2005)
M Tabaksblat
(Chairman – retired 27 April 2005)
Sir Crispin Davis
(Chief Executive Officer)
M H Armour
(Chief Financial Officer)
G J A van de Aast
J F Brock
(retired 27 April 2005)
M W Elliott
E Engstrom
C J A van Lede
A Prozes
D E Reid
Lord Sharman of Redlynch OBE
R W H Stomberg
(senior independent non-executive director)
P Tierney
S Zelnick
(appointed 27 April 2005)
Biographical details of the directors at the date of this report are given on pages 26 and 27 of the Annual Review and Summary Financial Statements.

Messrs van de Aast, Elliott, van Lede, Reid and Tierney will retire by rotation at the forthcoming Annual General Meeting. Being eligible, they will each offer themselves for re-election.

The notice period applicable to the service contracts of Messrs van de Aast and Tierney is set out in the Directors' Remuneration Report on page 42. Messrs Elliott, van Lede and Reid do not have service contracts.

Details of directors' remuneration and their interests in the share capital of the company are provided in the Directors' Remuneration Report on pages 37 to 53.

In accordance with the company's Articles of Association, directors are granted an indemnity from the company to the extent permitted by law in respect of liabilities incurred as a result of their office.

Charitable and political donations
Reed Elsevier companies made donations during the year for charitable purposes amounting to £2.1m of which £0.3m was in the United Kingdom. In the United States, Reed Elsevier companies contributed £48,000 to political parties. There were no donations made in the European Union for political purposes.

Statement of directors' responsibilities
The directors are required by English company law to prepare financial statements for each financial period, which give a true and fair view of the state of affairs of the company and the group, and of the profit or loss for that period. In preparing those financial statements, the directors ensure that suitable accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, have been used, and accounting standards have been followed.

The directors are responsible for keeping proper accounting records, which disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the law.

The directors have general responsibility for taking reasonable steps to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

Corporate governance
Save as noted on page 28, the company has complied throughout the period under review with the provisions of the Combined Code on Corporate Governance issued in July 2003 (the "UK Code").

Details of how the principles of the UK Code have been applied and the directors' statement on internal control are set out in the Structure and Corporate Governance report on pages 28 to 33.

Details of the role and responsibilities, membership and activities of the Reed Elsevier PLC Audit Committee are set out in the Report of the Audit Committees on pages 34 to 36.

Going concern
After making enquiries, the directors have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the financial statements.

Payments to suppliers
Reed Elsevier companies agree terms and conditions for business transactions with suppliers and payment is made on these terms. The average time taken to pay suppliers was between 30 and 45 days.

Auditors
Resolutions for the reappointment of Deloitte & Touche LLP as auditors of the company and authorising the directors to fix their remuneration will be submitted to the forthcoming Annual General Meeting.

By order of the Board
Stephen J Cowden
Secretary

Registered Office
1-3 Strand
London
WC2N 5JR

15 February 2006

Consolidated income statement

For the year ended 31 December	Note	2005 £m	2004 £m
Administrative expenses	1	**(2)**	(2)
Effect of tax credit equalisation on distributed earnings	2	**(9)**	(8)
Share of results of joint ventures	11	**252**	247
Operating profit		**241**	237
Finance income	5	**1**	3
Profit before tax		**242**	240
Taxation	6	**(7)**	(5)
Profit attributable to ordinary shareholders		**235**	235

Earnings per ordinary share ("EPS")

For the year ended 31 December	Note	2005 pence	2004 pence
Basic EPS	8	**18.6p**	18.6p
Diluted EPS	8	**18.4p**	18.5p

Consolidated cash flow statement

For the year ended 31 December	Note	2005 £m	2004 £m
Cash flow from operating activities			
Cash used by operations	10	**(2)**	(2)
Interest received		**1**	3
Tax paid		**(8)**	(1)
Net cash flow from operating activities		**(9)**	–
Dividends received from joint ventures		**168**	153
Cash flows from financing activities			
Equity dividends paid	7	**(168)**	(153)
Proceeds on issue of ordinary shares		**14**	11
Increase in net funding balances due from joint ventures	10	**(5)**	(11)
Net cash flows from financing activities		**(159)**	(153)
Movement in cash and cash equivalents		**–**	–

Consolidated balance sheet

As at 31 December	Note	2005 £m	2004 £m
Non-current assets			
Investments in joint ventures	11	**490**	334
Current assets			
Amounts due from joint ventures		**600**	595
Total assets		**1,090**	929
Current liabilities			
Payables		**1**	1
Taxation		**11**	12
		12	13
Non-current liabilities			
Amounts owed to joint ventures		**36**	36
Total liabilities		**48**	49
Net assets		**1,042**	880
Capital and reserves			
Called up share capital	12	**160**	159
Share premium account	13	**987**	974
Shares held in treasury	14	**(49)**	(35)
Capital redemption reserve	15	**4**	4
Translation reserve	16	**31**	(64)
Other reserves	17	**(91)**	(158)
Total equity		**1,042**	880

The consolidated financial statements were approved by the board of directors, 15 February 2006.

J Hommen
Chairman

M H Armour
Chief Financial Officer

Consolidated statement of recognised income and expense

For the year ended 31 December	2005 £m	2004 £m
Profit attributable to ordinary shareholders	**235**	235
Share of joint ventures' net income/(expense) recognised directly in equity	**71**	(97)
Share of joint ventures' transfer to net profit from hedge reserve	**(10)**	–
Total recognised income and expense for the year	**296**	138
Transition adjustment on adoption of IAS39	**6**	–

Reconciliation of shareholders' equity

For the year ended 31 December	Note	2005 £m	2004 £m
Total recognised net income		**296**	138
Equity dividends declared	7	**(168)**	(153)
Issue of ordinary shares, net of expenses		**14**	11
Increase in shares held in treasury		**(14)**	(15)
Share of joint ventures' recognition of share based remuneration reserve		**30**	31
Equalisation adjustments		**(2)**	(3)
Net increase in shareholders' equity		**156**	9
Shareholders' equity at start of year		**880**	871
Share of joint ventures' transition adjustment on adoption of IAS39		**6**	–
Shareholders' equity at end of year		**1,042**	880

Group accounting policies

These consolidated financial statements have been prepared under the historical cost convention in accordance with applicable accounting standards.

Basis of preparation

These statutory consolidated financial statements report the consolidated statements of income, cash flow and financial position of Reed Elsevier PLC, and have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union with effect from the 2005 financial year.

The transition date for the application of IFRS is 1 January 2004, other than in respect of IAS39 where the transition date is 1 January 2005, and the comparative figures for the year ended 31 December 2004 have been restated accordingly. Reconciliations of net income and equity for the comparative period from previously applied UK GAAP to IFRS are presented in note 19 to the consolidated financial statements.

Unless otherwise indicated, all amounts shown in the financial statements are in millions of pounds.

The basis of the merger of the businesses of Reed Elsevier PLC and Reed Elsevier NV is set out on page 28.

Determination of profit

The Reed Elsevier PLC share of the Reed Elsevier combined results has been calculated on the basis of the 52.9% economic interest of the Reed Elsevier PLC shareholders in the Reed Elsevier combined businesses, after taking account of results arising in Reed Elsevier PLC and its subsidiaries. Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders. In Reed Elsevier PLC's consolidated financial statements, an adjustment is required to equalise the benefit of the tax credit between the two sets of shareholders in accordance with the equalisation agreement. This equalisation adjustment arises on dividends paid by Reed Elsevier PLC to its shareholders and reduces the consolidated attributable earnings by 47.1% of the total amount of the tax credit.

The accounting policies adopted in the preparation of the combined financial statements are set out on pages 60 to 64.

Investments

Reed Elsevier PLC's 52.9% economic interest in the net assets of the combined businesses has been shown on the balance sheet as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier PLC and its subsidiaries. Investments in joint ventures are accounted for using the equity method.

Foreign exchange translation

Transactions in foreign currencies are recorded at the rate of exchange prevailing on the date of the transaction. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rate prevailing on the balance sheet date. Exchange differences arising are recorded in the income statement. The gains or losses relating to the retranslation of Reed Elsevier PLC's 52.9% economic interest in the net assets of the combined businesses are classified as equity and transferred to the translation reserve.

Cumulative translation differences are recognised within the income statement in the period in which operations are disposed of.

As permitted under the transition rules of IFRS1 – First Time Adoption of International Financial Reporting Standards, cumulative translation differences in respect of foreign operations have been deemed to be nil at the date of transition.

Taxation

The tax expense represents the sum of the tax payable on the current year taxable profits and the movements on deferred tax that are recognised in the income statement. Tax arising in joint ventures is included in the share of results of joint ventures.

The tax payable on current year taxable profits is calculated using the applicable tax rate that has been enacted, or substantively enacted, by the balance sheet date.

Deferred tax is the tax arising on differences between the carrying amounts of assets and liabilities in the financial statements and their corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised.

Deferred tax is calculated using tax rates that are expected to apply in the period when the liability is settled or the asset is realised.

Notes to the consolidated financial statements

For the year ended 31 December 2005

1 Administrative expenses

Administrative expenses include £495,000 (2004: £386,000) paid in the year to Reed Elsevier Group plc under a contract for the services of directors and administrative support. Reed Elsevier PLC has no employees (2004: nil).

2 Effect of tax credit equalisation on distributed earnings

The tax credit equalisation adjustment arises on dividends paid by Reed Elsevier PLC to its shareholders and reduces the consolidated profit attributable to ordinary shareholders by 47.1% of the total amount of the tax credit, as set out in the accounting policies on page 110.

3 Auditors' remuneration

Audit fees payable by Reed Elsevier PLC were £24,000 (2004: £24,000). Further information on the audit and non-audit fees paid by the Reed Elsevier combined businesses to Deloitte & Touche LLP and its associates is set out in note 2 to the combined financial statements.

4 Related party transactions

All transactions with joint ventures, which are related parties of Reed Elsevier PLC, have been disclosed in these financial statements. Key personnel are also related parties and comprise the directors of Reed Elsevier PLC. The remuneration of directors of Reed Elsevier PLC is disclosed in the Directors' Remuneration Report on pages 37 to 53.

5 Finance income

	2005 £m	2004 £m
Finance income from joint ventures	**1**	3

6 Taxation

	2005 £m	2004 £m
UK corporation tax	**7**	5

A reconciliation of the notional tax charge based on the applicable rate of tax to the actual total tax expense is set out below.

	2005 £m	2004 £m
Profit before tax	**242**	240
Tax at applicable rate (30%)	**73**	72
Tax included in share of results of joint ventures	**(73)**	(72)
Other	**7**	5
Tax expense	**7**	5

Notes to the consolidated financial statements
For the year ended 31 December 2005

7 Equity dividends

Dividends declared in the year	2005 pence	2004 pence	2005 £m	2004 £m
Ordinary shares of 12.5 pence each				
Final for prior financial year	**9.6p**	8.7p	**120**	110
Interim for financial year	**3.7p**	3.4p	**48**	43
Total	**13.3p**	12.1p	**168**	153

The directors of Reed Elsevier PLC have proposed a final dividend of 10.7p (2004: 9.6p). The total cost of funding the proposed final dividends will be £137m. No liability has been recognised at the date of the balance sheet.

Dividends paid and proposed relating to the financial year	2005 pence	2004 pence
Ordinary shares of 12.5 pence each		
Interim (paid)	**3.7p**	3.4p
Final (proposed)	**10.7p**	9.6p
Total	**14.4p**	13.0p

8 Earnings per ordinary share ("EPS")

	2005			2004		
	Weighted average number of shares (millions)	**Earnings £m**	**EPS pence**	Weighted average number of shares (millions)	Earnings £m	EPS pence
Basic EPS	**1,266.2**	**235**	**18.6p**	1,264.6	235	18.6p
Diluted EPS	**1,277.2**	**235**	**18.4p**	1,273.1	235	18.5p
EPS based on 52.9% economic interest in the Reed Elsevier combined businesses	**1,266.2**	**244**	**19.3p**	1,264.6	243	19.2p

The diluted EPS figures are calculated after taking account of the effect of potential additional ordinary shares arising from the exercise of share options and conditional shares.

The weighted average number of shares is after deducting shares held in treasury.

9 Adjusted figures

Adjusted profit and earnings per share figures are used as additional performance measures. The adjusted figures are derived as follows:

	Profit attributable to ordinary shareholders		Basic earnings per share	
	2005 £m	2004 £m	2005 pence	2004 pence
Reported figures	**235**	235	**18.6p**	18.6p
Effect of tax credit equalisation on distributed earnings	**9**	8	**0.7p**	0.6p
Profit attributable to ordinary shareholders based on 52.9% economic interest in the Reed Elsevier combined businesses	**244**	243	**19.3p**	19.2p
Share of adjustments in joint ventures:				
Amortisation of acquired intangible assets	**164**	152	**13.0p**	12.0p
Acquisition integration costs	**9**	15	**0.7p**	1.2p
Disposals and other non operating items	**(1)**	1	**(0.1)p**	0.1p
Deferred tax adjustment	**(17)**	(48)	**(1.4)p**	(3.8)p
Adjusted figures	**399**	363	**31.5p**	28.7p

10 Cash flow statement

Reconciliation of administrative expenses to cash used by operations	2005 £m	2004 £m
Administrative expenses	**(2)**	(2)
Net movement in payables	**–**	–
Cash used by operations	**(2)**	(2)

Reconciliation of net funding balances due from joint ventures	2005 £m	2004 £m
At start of year	**559**	548
Cash flow	**5**	11
At end of year	**564**	559

Notes to the consolidated financial statements
For the year ended 31 December 2005

11 Investments in joint ventures

	2005 £m	2004 £m
Share of results of joint ventures	**252**	247
Share of joint ventures' net income/(expense) recognised directly in equity	**71**	(97)
Share of joint ventures' transfer to net profit from cash flow hedge reserve	**(10)**	–
Share of joint ventures' transition adjustment on adoption of IAS39	**6**	–
Dividends received from joint ventures	**(168)**	(153)
Increase in shares held in treasury	**(14)**	(15)
Share of joint ventures' recognition of share based remuneration reserve	**30**	31
Equalisation adjustments	**(11)**	(11)
Increase in the year	**156**	2
At start of year	**334**	332
At end of year	**490**	334

Summarised information showing total amounts in respect of joint ventures and Reed Elsevier PLC shareholders' 52.9% share is set out below.

	Total joint ventures		Reed Elsevier PLC shareholders' share	
	2005 £m	2004 £m	2005 £m	2004 £m
Revenue	**5,166**	4,812	**2,733**	2,546
Net profit for the year	**464**	461	**252**	247

	Total joint ventures		Reed Elsevier PLC shareholders' share	
	2005 £m	2004 £m	2005 £m	2004 £m
Total assets	**9,127**	7,952	**4,864**	4,243
Total liabilities	**(7,142)**	(6,275)	**(4,374)**	(3,909)
Net assets	**1,985**	1,677	**490**	334
Attributable to:				
Joint ventures	**1,970**	1,664	**490**	334
Minority interests	**15**	13	**–**	–
Total	**1,985**	1,677	**490**	334

The above amounts exclude assets and liabilities held directly by Reed Elsevier PLC and include the counterparty balances of amounts owed to and by other Reed Elsevier businesses. Included within Reed Elsevier PLC's share of assets and liabilities are cash and cash equivalents of £157m (2004: £119m) and borrowings of £1,674m (2004: £1,458m) respectively.

12 Share capital

Authorised	No. of shares	£m
Ordinary shares of 12.5p each	**1,277,013,440**	**160**
Unclassified shares of 12.5p each	**194,439,736**	**24**
Total		**184**

12 Share capital continued

Called up share capital – issued and fully paid	2005 No. of shares	£m	2004 No. of shares	£m
At start of year	**1,273,674,009**	**159**	1,271,111,509	159
Issue of ordinary shares	**3,339,431**	**1**	2,562,500	–
At end of year	**1,277,013,440**	**160**	1,273,674,009	159

The issue of ordinary shares relates to the exercise of share options. Details of share option and conditional share schemes are set out in note 5 to the Reed Elsevier combined financial statements.

13 Share premium

	2005 £m	2004 £m
At start of year	**974**	963
Issue of ordinary shares	**13**	11
At end of year	**987**	974

14 Shares held in treasury

	2005 £m	2004 £m
At start of year	**35**	20
Purchase of shares	**14**	15
At end of year	**49**	35

Details of shares held in treasury are provided in note 29 to the Reed Elsevier combined financial statements.

15 Capital redemption reserve

	2005 £m	2004 £m
At start and end of year	**4**	4

16 Translation reserve

	2005 £m	2004 £m
At start of year	**(64)**	–
Share of joint ventures' exchange differences on translation of foreign operations	**95**	(64)
At end of year	**31**	(64)

Notes to the consolidated financial statements

For the year ended 31 December 2005

17 Other reserves

	2005 £m	2004 £m
At start of year	**(158)**	(235)
Share of joint ventures' transition adjustment on adoption of IAS39	**6**	–
At start of year restated	**(152)**	(235)
Profit attributable to ordinary shareholders	**235**	235
Share of joint ventures' actuarial losses on defined benefit pension schemes	**(19)**	(39)
Share of joint ventures' fair value movements on available for sale investments	**2**	–
Share of joint ventures' fair value movements on cash flow hedges	**(5)**	–
Share of joint ventures' tax on actuarial losses on defined benefit pension schemes	**5**	6
Share of joint ventures' tax on fair value movements on cash flow hedges	**(7)**	–
Share of joint ventures' transfer to net profit from hedge reserve	**(10)**	–
Share of joint ventures' recognition of share based remuneration reserve	**30**	31
Equalisation adjustments	**(2)**	(3)
Equity dividends declared	**(168)**	(153)
At end of year	**(91)**	(158)

18 Contingent liabilities

There are contingent liabilities in respect of borrowings of joint ventures guaranteed by Reed Elsevier PLC as follows:

	2005 £m	2004 £m
Guaranteed jointly and severally with Reed Elsevier NV	**2,705**	2,487

Financial instruments disclosures in respect of the borrowings covered by the above guarantees are given in note 17 to the Reed Elsevier combined financial statements.

19 Reconciliations to previous GAAP

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). The adoption of these standards has resulted in changes to the accounting policies previously applied under UK GAAP ("previous GAAP") for the year ended 31 December 2004. The effects of differences to previous GAAP on net profit for the year ended 31 December 2004 and shareholders' equity as at that date are summarised below.

Year ended 31 December	Note	2004 £m
Profit attributable to ordinary shareholders under previous GAAP		152
Adjustments:		
Share of IFRS adjustments in joint ventures	(i)	83
Profit attributable to ordinary shareholders under IFRS		235

19 Reconciliations to previous GAAP continued

As at 31 December	Note	2004 £m
Shareholders' equity under previous GAAP		1,199
Adjustments:		
Share of IFRS adjustments in joint ventures	(i)	(439)
Dividends	(ii)	120
Shareholders' equity under IFRS		880

(i) Details of the IFRS adjustments made to the Reed Elsevier combined figures are presented in note 33 to the combined financial statements.

(ii) Reversal of proposed dividends not declared by 31 December 2004.

Under IFRS the carrying value of investments in joint ventures and external payables at 31 December 2004 were £439m and £120m lower respectively, compared to the figures reported under previous GAAP.

As at the IFRS transition date of 1 January 2004, shareholders' equity was £417m lower under IFRS than under previous GAAP due to the share of IFRS adjustments in joint ventures of £527m and the reversal of proposed dividends of £110m.

20 Post balance sheet event

On 14 February 2006, Reed Elsevier's Group plc declared a dividend to Reed Elsevier PLC of £150m.

21 Principal joint ventures

		% holding
Reed Elsevier Group plc		
Incorporated and operating in Great Britain	£10,000 ordinary "R" shares	100%
1-3 Strand	£10,000 ordinary "E" shares	–
London WC2N 5JR	£100,000 7.5% cumulative preference non voting shares	100%
Holding company for operating businesses involved in science & medical, legal, educational and business publishing	Equivalent to a 50% equity interest	
Elsevier Reed Finance BV		
Incorporated in the Netherlands	133 ordinary "R" shares	100%
Radarweg 29	205 ordinary "E" shares	–
1043 NX Amsterdam, The Netherlands		
Holding company for financing businesses	Equivalent to a 39% equity interest	

The "E" shares in Reed Elsevier Group plc and Elsevier Reed Finance BV are owned by Reed Elsevier NV.

22 Principal subsidiary

		% holding
Reed Holding BV		
Incorporated in the Netherlands	41 ordinary shares	100%
Radarweg 29		
1043 NX Amsterdam, The Netherlands		

Reed Holding BV owns 4,679,249 shares of a separate class in Reed Elsevier NV, giving Reed Elsevier PLC a 5.8% indirect equity interest in Reed Elsevier NV.

Independent auditors' report on the consolidated financial statements
to the members of Reed Elsevier PLC

We have audited the consolidated financial statements of Reed Elsevier PLC for the year ended 31 December 2005 ("the consolidated financial statements"), which comprise the group accounting policies, the consolidated income statement, the consolidated cash flow statement, the consolidated balance sheet, the consolidated statement of recognised income and expense, the reconciliation of shareholders' equity and the related notes 1 to 22. These consolidated financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the individual parent company financial statements of Reed Elsevier PLC for the year ended 31 December 2005 and on the information in the parts of the Directors' Remuneration Report presented in the Annual Reports and Financial Statements 2005 ("the Remuneration Report") included in the individual parent company annual report that are described as having been audited.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
As described in the statement of directors' responsibilities, the company's directors are responsible for preparing the consolidated financial statements in accordance with applicable United Kingdom law and International Financial Reporting Standards ("IFRS"), as adopted for use in the European Union.

Our responsibility is to audit the consolidated financial statements in accordance with relevant United Kingdom legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the consolidated financial statements give a true and fair view in accordance with the relevant framework and whether the consolidated financial statements have been properly prepared in accordance with the United Kingdom Companies Act 1985 and Article 4 of the IAS Regulation of European Union law. We report to you if, in our opinion, the directors' report is not consistent with the consolidated financial statements. We also report to you if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the company and other members of the group is not disclosed.

We review whether the corporate governance statement reflects the company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statement on internal control covers all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the directors' report and the other information contained in the Reed Elsevier Annual Reports and Financial Statements 2005 for the above year as described in the contents section and we consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the consolidated financial statements.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the consolidated financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the consolidated financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the consolidated financial statements.

Opinion
In our opinion:

- the consolidated financial statements give a true and fair view in accordance with IFRS, as adopted for use in the European Union, of the state of the group's affairs as at 31 December 2005 and of its profit for the year then ended; and
- the consolidated financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation.

Deloitte & Touche LLP
Chartered Accountants and
Registered Auditors
London
United Kingdom
15 February 2006

Parent company balance sheet

As at 31 December	Note	2005 £m	2004 £m
Fixed assets			
Investments in subsidiary undertakings		**303**	303
Investments in joint ventures		**1,108**	1,108
		1,411	1,411
Current assets			
Debtors: amounts due from joint ventures		**600**	595
		600	595
Creditors: amounts falling due within one year	(i)		
Other creditors		**(1)**	(1)
Taxation		**(11)**	(12)
Amounts owed to subsidiary undertakings		**(77)**	(77)
		(89)	(90)
Net current assets		**511**	505
Creditors: amounts falling due after one year			
Amounts owed to joint ventures		**(36)**	(36)
Net assets		**1,886**	1,880
Capital and reserves			
Called up share capital		**160**	159
Share premium account		**987**	974
Capital redemption reserve		**4**	4
Profit and loss reserve		**735**	743
Shareholders' funds		**1,886**	1,880

(i) Following adoption of FRS21 – Events after the Balance Sheet Date, creditors: amounts falling due within one year as at 31 December 2004 have been restated to remove the accrual for the proposed dividend of £120m with the profit and loss reserve restated correspondingly.

(ii) Subsequent to the balance sheet date, on 14 February 2006, Reed Elsevier's Group plc declared a dividend payable to Reed Elsevier PLC of £150m.

The parent company financial statements were approved by the board of directors, 15 February 2006.

J Hommen
Chairman

M H Armour
Chief Financial Officer

Parent company reconciliation of shareholders' funds

	Note	Share capital £m	Share premium account £m	Capital redemption reserve £m	Profit and loss reserve £m	Total £m
At 1 January 2004		159	963	4	637	1,763
Prior year adjustment	(i)	–	–	–	110	110
At 1 January 2004 as restated		159	963	4	747	1,873
Profit attributable to ordinary shareholders		–	–	–	149	149
Equity dividends paid		–	–	–	(153)	(153)
Issue of ordinary shares, net of expenses		–	11	–	–	11
At 1 January 2005		**159**	**974**	**4**	**743**	**1,880**
As originally reported		**159**	**974**	**4**	**623**	**1,760**
Prior year adjustment	(i)	**–**	**–**	**–**	**120**	**120**
Profit attributable to ordinary shareholders		**–**	**–**	**–**	**160**	**160**
Equity dividends paid		**–**		**–**	**(168)**	**(168)**
Issue of ordinary shares, net of expenses		**1**	**13**	**–**	**–**	**14**
At 31 December 2005		**160**	**987**	**4**	**735**	**1,886**

(i) The prior year adjustment represents the reversal of the final dividend accrual following the change in accounting policy required by the adoption of FRS21 – Events after the Balance Sheet Date.

Parent company accounting policies

Basis of preparation
The parent company financial statements have been prepared under the historical cost convention in accordance with UK Generally Accepted Accounting Principles (UK GAAP). Unless otherwise indicated, all amounts in the financial statements are in millions of pounds.

As permitted by Section 230 of the Companies Act 1985, the company has not presented its own profit and loss account.

Reed Elsevier PLC adopted FRS21 – Events after the Balance Sheet Date with effect from the 2005 financial year. Comparative figures have been restated accordingly.

The Reed Elsevier PLC accounting policies under UK GAAP are set out below.

Investments
Fixed asset investments in the combined businesses are stated at cost, less provision, if appropriate, for any impairment in value.

Principal joint ventures and subsidiaries are set out in notes 21 and 22 of the Reed Elsevier PLC consolidated financial statements.

Foreign exchange translation
Transactions entered into in foreign currencies are recorded at the exchange rates applicable at the time of the transaction.

Taxation
Deferred taxation is provided in full for timing differences using the liability method. Deferred tax assets are only recognised to the extent that they are considered recoverable in the short term. Deferred taxation balances are not discounted.

Independent auditors' report on the parent company financial statements
to the members of Reed Elsevier PLC

We have audited the individual parent company financial statements of Reed Elsevier PLC for the year ended 31 December 2005 ("the company financial statements") which comprise the parent company balance sheet, the parent company reconciliation of shareholders' funds and the parent company accounting policies. These company financial statements have been prepared under the accounting policies set out therein.

We have also audited the information in the parts of the Directors' Remuneration Report presented in the Reed Elsevier Annual Reports and Financial Statements 2005 ("the Remuneration Report") that are described as having been audited. We have reported separately on the consolidated financial statements of Reed Elsevier PLC for the year ended 31 December 2005.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
As described in the statement of directors' responsibilities, the company's directors are responsible for the preparation of the company financial statements in accordance with applicable United Kingdom law and United Kingdom Generally Accepted Accounting Principles. They are also responsible for the preparation of the other information contained in the Reed Elsevier Annual Reports and Financial Statements 2005 including, together with the directors of Reed Elsevier NV, the Remuneration Report.

Our responsibility is to audit the company financial statements and the parts of the Remuneration Report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the company financial statements give a true and fair view in accordance with the relevant framework and whether the company financial statements and the parts of the Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We report to you if, in our opinion, the directors' report is not consistent with the company financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the company is not disclosed.

We also report to you if, in our opinion, the company has not complied with any of the four directors' remuneration disclosure requirements specified for our review by the Listing Rules of the Financial Services Authority. These comprise the amount of each element in the remuneration package and information on share options, details of long term incentive schemes, and money purchase and defined benefit schemes. We give a statement, to the extent possible, of details of any non-compliance.

We review whether the corporate governance statement reflects the company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the company's corporate governance procedures or its risk and control procedures.

We read the directors' report and the other information contained in the Reed Elsevier Annual Reports and Financial Statements 2005 for the above year and described in the contents section including the unaudited parts of the Remuneration Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the company financial statements.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the company financial statements and the part of the Remuneration Report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the company financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the company financial statements and the parts of the Remuneration Report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the company financial statements and the parts of the Remuneration Report described as having been audited.

Opinion

In our opinion:

- The company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Principles, of the state of the company's affairs as at 31 December 2005; and
- the company financial statements and the parts of the Remuneration Report described as having been audited have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche LLP
Chartered Accountants and
Registered Auditors
London
United Kingdom
15 February 2006

The Supervisory Board's report

J Hommen, Chairman	D E Reid
G J de Boer-Kruyt	Lord Sharman of Redlynch OBE
M W Elliott	R W H Stomberg
C J A van Lede	S Zelnick

Together with the Executive Board, we herewith submit Reed Elsevier NV's annual report and financial statements, comprising the consolidated financial statements and the parent company financial statements for the financial year ended 31 December 2005, to the shareholders' meeting for adoption. The financial statements have been drawn up in accordance with the accounting principles explained on pages 129, 130 and 140 of this document and have been examined by Deloitte Accountants BV, Amsterdam. Their reports and opinions are set out on pages 138 and 142. The combined financial statements on pages 56 to 100 are part of the notes to and form an integral part of these statutory financial statements.

We refer to the Report of the Chairman and the Chief Executive Officer and to the other reports contained within the Reed Elsevier Annual Review and Summary Financial Statements 2005 and the Reed Elsevier Annual Reports and Financial Statements 2005. These reports explain the business results of 2005, the financial state of the company as at 31 December 2005, and contain disclosures in respect of corporate governance, systems of internal control and risk management, corporate responsibility, remuneration of board members and key strategic issues.

The equalisation agreement between Reed Elsevier NV and Reed Elsevier PLC has the effect that the respective shareholders can be regarded as having the interests of a single economic group and provides that Reed Elsevier NV shall declare dividends such that the dividend on one Reed Elsevier NV ordinary share, which shall be payable in euros, will equal 1.538 times the cash dividend, including the related UK tax credit, paid on one Reed Elsevier PLC ordinary share. In that context, the combined meeting of the Supervisory and Executive Boards (the Combined Board) determines the amounts of the company's profit to be retained. The ordinary shares and the R-shares are entitled to receive distribution in proportion to their nominal value. The Combined Board may resolve to pay less per R-share, but not less than 1% of their nominal value. Details of dividends are contained in note 6 to the consolidated financial statements.

Following a review of Reed Elsevier's financial position and outlook, the Combined Board of Reed Elsevier NV, together with the board of Reed Elsevier PLC, has approved the introduction of an annual share repurchase programme in 2006 to further improve capital efficiency. With Reed Elsevier's stronger free cash flow and positive growth outlook, it is expected that this new programme will enhance shareholder returns, whilst retaining the financial capability to continue to develop the business through both organic and acquisition investment. Further details are given on pages 2 and 3 of the Reed Elsevier Annual Reports and Financial Statements 2005.

Reed Elsevier's policies, practices and disclosures, and an explanation of the way in which Reed Elsevier has complied with the Dutch Corporate Governance Code, are set out in pages 28 to 33 of the Reed Elsevier Annual Reports and Financial Statements 2005. Reed Elsevier's corporate governance policies, practices and disclosures were explained and accepted by the shareholders of Reed Elsevier NV at the Annual General Meeting in April 2005.

At the forthcoming Reed Elsevier NV Annual General Meeting on 19 April 2006, Mrs de Boer-Kruyt, Mr Elliott, Mr van Lede and Mr Reid will retire by rotation as members of the Supervisory Board and, being eligible, will offer themselves for re-election. Furthermore Mr van de Aast and Mr Tierney will retire by rotation as members of the Executive Board and, being eligible, will offer themselves for re-election. A recommendation will be made at the Annual General Meeting for the reappointment of these directors.

The Supervisory Board
15 February 2006

Registered office
Radarweg 29
1043 NX Amsterdam

The Executive Board's report

Sir Crispin Davis, Chairman
M H Armour, Chief Financial Officer
G J A van de Aast
E Engstrom
A Prozes
P Tierney

We refer to the Report of the Chairman and the Chief Executive Officer and to the other reports contained within the Reed Elsevier Annual Review and Summary Financial Statements 2005 and the Reed Elsevier Annual Reports and Financial Statements 2005. These reports explain the business results of 2005, the financial state of the company as at 31 December 2005, and the key operational and strategic issues.

As explained in the financial statements on pages 126 to 142, Reed Elsevier NV now prepares its consolidated financial statements in accordance with International Financial Reporting Standards and its parent company financial statements, as previously, in accordance with generally accepted accounting principles in the UK. In the consolidated financial statements, the profit attributable to the shareholders of Reed Elsevier NV was €338m (2004: €338m) and net assets as at 31 December 2005, principally representing the investments in Reed Elsevier Group plc and Elsevier Reed Finance BV under the equity method, were €1,438m (2004: €1,173m). In the parent company financial statements, the profit attributable to the shareholders of Reed Elsevier NV was €188m (2004: €219m) and net assets as at 31 December 2005, principally representing the investments in Reed Elsevier Group plc and Elsevier Reed Finance BV under the historical cost method, were €2,112m (2004: €2,151m). Free reserves as at 31 December 2005 were €570m (2004: €627m). Following the declaration by Reed Elsevier Group plc of a dividend payable to Reed Elsevier NV, the free reserves of the company as at 14 February 2006, after taking account of other income and expenses in the period from 1 January 2006 to 14 February 2006, were €788m.

The Executive Board
15 February 2006

Registered office
Radarweg 29
1043 NX Amsterdam

Consolidated income statement

For the year ended 31 December	Note	2005 €m	2004 €m
Administrative expenses	1	**(3)**	(3)
Share of results of joint ventures	10	**339**	339
Operating profit		**336**	336
Finance income	4	**2**	2
Profit before tax		**338**	338
Taxation	5	**-**	-
Profit attributable to ordinary shareholders		**338**	338

Earnings per ordinary share (EPS)

For the year ended 31 December	Note	2005 €	2004 €
Basic EPS	7	**€0.43**	€0.43
Diluted EPS	7	**€0.43**	€0.43

Consolidated cash flow statement

For the year ended 31 December	Note	2005 €m	2004 €m
Cash flows from operating activities			
Cash used by operations	9	**(5)**	(3)
Interest received		**1**	1
Tax received/(paid)		**2**	(5)
Net cash flow from operating activities		**(2)**	(7)
Dividends received from joint ventures		**189**	220
Cash flows from financing activities			
Equity dividends paid	6	**(245)**	(229)
Proceeds on issue of ordinary shares		**18**	14
Decrease in net funding balances due from joint ventures	9	**16**	20
Net cash flow from financing activities		**(211)**	(195)
(Decrease)/increase in cash and cash equivalents		**(24)**	18

Consolidated balance sheet

As at 31 December	Note	2005 €m	€ 2004 €m
Non-current assets			
Investments in joint ventures	10	**1,487**	1,183
Current assets			
Amounts due from joint ventures:			
Funding		**14**	30
Other		**8**	7
Cash and cash equivalents		**1**	25
		23	62
Total assets		**1,510**	1,245
Current liabilities			
Payables	11	**8**	10
Taxation		**6**	4
		14	14
Non-current liabilities			
Taxation		**58**	58
Total liabilities		**72**	72
Net assets		**1,438**	1,173
Capital and reserves			
Share capital issued	12	**47**	47
Paid-in surplus	13	**1,495**	1,477
Shares held in treasury	14	**(68)**	(47)
Translation reserve	15	**76**	(98)
Other reserves	16	**(112)**	(206)
Total equity		**1,438**	1,173

Consolidated statement of recognised income and expense

For the year ended 31 December	2005 €m	2004 €m
Profit attributable to ordinary shareholders	**338**	338
Share of joint ventures' net income/(expense) recognised directly in equity	**138**	(144)
Share of joint ventures' transfer to net profit from hedge reserve	**(14)**	-
Total recognised income and expense for the year	**462**	194
Share of joint ventures' transition adjustment on adoption of IAS39	**8**	-

Reconciliation of shareholders' equity

For the year ended 31 December	Note	2005 €m	2004 €m
Total recognised net income		**462**	194
Equity dividends declared	6	**(245)**	(229)
Issue of ordinary shares, net of expenses		**18**	14
Increase in shares held in treasury		**(20)**	(22)
Share of joint ventures' recognition of share based remuneration reserve		**42**	44
Equalisation adjustments		**-**	3
Net increase in shareholders' equity		**257**	4
Shareholders' equity at start of year		**1,173**	1,169
Share of joint ventures' transition adjustment on adoption of IAS39		**8**	-
Shareholders' equity at end of year		**1,438**	1,173

Group accounting policies

These consolidated financial statements report the statements of income, cash flow and financial position of Reed Elsevier NV. Unless otherwise indicated, all amounts shown in the financial statements are in millions of euros.

The statutory consolidated financial statements have been prepared under the historical cost convention. As required by a regulation adopted by the European Parliament, the consolidated financial statements have been prepared, with effect from the 2005 financial year, in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union.

The transition date for the application of IFRS is 1 January 2004, other than in respect of IAS39 where the transition date is 1 January 2005, and the comparative figures for 31 December 2004 have been restated accordingly. Reconciliations of net income and equity for the comparative period from previously applied UK GAAP to IFRS are presented in note 18 to the consolidated financial statements.

The Reed Elsevier combined financial statements on pages 56 to 100 form an integral part of the notes to Reed Elsevier NV's statutory financial statements.

The basis of the merger of the businesses of Reed Elsevier NV and Reed Elsevier PLC is set out on page 28.

As a consequence of the merger of the company's businesses with those of Reed Elsevier PLC, described on page 28, the shareholders of Reed Elsevier NV and Reed Elsevier PLC can be regarded as having the interests of a single economic group, enjoying substantially equivalent ordinary dividend and capital rights in the earnings and net assets of the Reed Elsevier combined businesses.

Reed Elsevier NV consolidated financial statements are presented incorporating Reed Elsevier NV's investments in the Reed Elsevier combined businesses accounted for using the equity method, as adjusted for the effects of the equalisation arrangement between Reed Elsevier NV and Reed Elsevier PLC. The arrangement lays down the distribution of dividends and net assets in such a way that Reed Elsevier NV's share in the profit and net assets of the Reed Elsevier combined businesses equals 50%, with all settlements accruing to shareholders from the equalisation arrangements taken directly to reserves.

Because the dividend paid to shareholders by Reed Elsevier NV is equivalent to the Reed Elsevier PLC dividend plus the UK tax credit received by certain Reed Elsevier PLC shareholders, Reed Elsevier NV normally distributes a higher proportion of the combined profit attributable than Reed Elsevier PLC. Reed Elsevier PLC's share in this difference in dividend distributions is settled with Reed Elsevier NV and is credited directly to consolidated reserves under equalisation. Reed Elsevier NV can pay a nominal dividend on its R-shares held by Reed Elsevier PLC that is lower than the dividend on the ordinary shares. Equally, Reed Elsevier NV has the possibility to receive dividends directly from Dutch affiliates. Reed Elsevier PLC is compensated by direct dividend payments by Reed Elsevier Group plc. The settlements flowing from these arrangements are also taken directly to consolidated reserves under equalisation.

Combined financial statements

The accounting policies adopted in the preparation of the combined financial statements are set out on pages 60 to 64.

These include policies in relation to intangible assets. Such assets are amortised over their estimated useful economic lives which, due to their longevity, may be for periods in excess of five years.

Basis of valuation of assets and liabilities

Reed Elsevier NV's 50% economic interest in the net assets of the combined businesses has been shown on the consolidated balance sheet as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier NV. Joint ventures are accounted for using the equity method.

Cash and cash equivalents are stated at fair value. Other assets and liabilities are stated at historical cost, less provision, if appropriate, for any impairment in value.

Foreign exchange translation

Transactions in foreign currencies are recorded at the rate of exchange prevailing on the date of the transaction. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rate prevailing on the balance sheet date. Exchange differences arising are recorded in the income statement. The gains or losses relating to the retranslation of Reed Elsevier NV's 50% interest in the net assets of the combined businesses are classified as equity and transferred to the translation reserve.

Cumulative translation differences are recognised within the income statement in the period in which operations are disposed of.

As permitted under the transition rules of IFRS1 – First Time Adoption of International Financial Reporting Standards, cumulative translation differences in respect of foreign operations have been deemed to be nil at the date of transition.

Taxation

The tax expense represents the sum of the tax payable on the current year taxable profits and the movements on deferred tax that are recognised in the income statement. Tax arising in joint ventures is included in the share of results of joint ventures.

The tax payable on current year taxable profits is calculated using the applicable tax rate that has been enacted, or substantively enacted, by the balance sheet date.

Deferred tax is the tax arising on differences between the carrying amounts of assets and liabilities in the financial statements and their corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised.

Deferred tax is calculated using tax rates that are expected to apply in the period when the liability is settled or the asset is realised.

Notes to the consolidated financial statements

For the year ended 31 December 2005

1 Administrative expenses

Administrative expenses are stated after the gross remuneration for present and former directors of Reed Elsevier NV in respect of services rendered to Reed Elsevier NV and the combined businesses. Fees for members of the Supervisory Board of Reed Elsevier NV of €0.2m (2004: €0.2m) are included in gross remuneration. In so far as gross remuneration is related to services rendered to Reed Elsevier Group plc group and Elsevier Reed Finance BV group, it is borne by these groups. Reed Elsevier NV has no employees (2004: Nil).

2 Auditors' remuneration

Audit fees payable by Reed Elsevier NV were €46,000 (2004: €46,000). Further information on the audit and non-audit fees paid by the Reed Elsevier combined businesses to Deloitte Accountants, B.V. and its associates is set out in note 2 to the combined financial statements.

3 Related party transactions

All transactions with joint ventures, which are related parties of Reed Elsevier NV, have been disclosed in these financial statements. Key personnel are also related parties and comprise the directors of Reed Elsevier NV. The remuneration of directors of Reed Elsevier NV is disclosed in the Directors' Remuneration Report on pages 37 to 53.

4 Finance income

	2005 €m	2004 €m
Finance income from joint ventures	**2**	2

5 Taxation

A reconciliation of the notional tax charge based on the applicable rate of tax to the actual total tax expense is set out below.

	2005 €m	2004 €m
Profit before tax	**338**	338
Tax at applicable rate 31.5% (2004: 34.5%)	**106**	117
Tax included in share of results of joint ventures	**(106)**	(117)
Tax expense	**–**	–

Notes to the consolidated financial statements

For the year ended 31 December 2005

6 Equity dividends

Dividends declared in the year	2005 €	2004 €	2005 €m	2004 €m
Ordinary shares of €0.06 each				
Final for prior financial year	**€0.240**	€0.220	**177**	162
Interim for financial year	**€0.092**	€0.090	**68**	67
R-shares of €0.60 each	**-**	-	**-**	-
Total	**€0.332**	€0.310	**245**	229

The directors of Reed Elsevier NV have proposed a final dividend of €0.267 (2004: €0.240). The total cost of funding the proposed final dividends will be €198m. No liability has been recognised at the date of the balance sheet.

Dividends paid and proposed relating to the financial year	2005 €	2004 €
Ordinary shares of €0.06 each		
Interim (paid)	**€0.092**	€0.090
Final (proposed)	**€0.267**	€0.240
R-shares of €0.60 each	**-**	-
Total	**€0.359**	€0.330

7 Earnings per ordinary share (EPS)

	2005 Weighted average number of shares (millions)	Earnings €m	EPS €	2004 Weighted average number of shares (millions)	Earnings €m	EPS €
Basic EPS	**783.3**	**338**	**€0.43**	783.3	338	€0.43
Diluted EPS	**789.9**	**338**	**€0.43**	787.9	338	€0.43

The diluted EPS figures are calculated after taking account of the effect of potential ordinary shares arising from share options and conditional shares.

The weighted average number of shares is after deducting shares held in treasury.

8 Adjusted figures

Adjusted profit and earnings per share figures are used as additional performance measures. The adjusted figures are derived as follows:

	Profit attributable to ordinary shareholders		Basic earnings per share	
	2005 €m	2004 €m	2005 €	2004 €
Reported figures	**338**	338	**€0.43**	€0.43
Share of adjustments in joint ventures:				
Amortisation of acquired intangible assets	**226**	212	**€0.29**	€0.27
Acquisition integration costs	**12**	21	**€0.02**	€0.03
Disposals and other non operating items	**(1)**	1	**–**	–
Deferred tax adjustment	**(24)**	(67)	**€(0.04)**	€(0.09)
Adjusted figures	**551**	505	**€0.70**	€0.64

9 Cash flow statement

Reconciliation of administrative expenses to cash used by operations	2005 €m	2004 €m
Administrative expenses	**(3)**	(3)
Decrease in payables	**(2)**	–
Cash used by operations	**(5)**	(3)

Reconciliation of net funding balances due from joint ventures	2005 €m	2004 €m
At start of year	**30**	50
Cash flow	**(16)**	(20)
At end of year	**14**	30

10 Investments in joint ventures

	2005 €m	2004 €m
Share of results of joint ventures	**339**	339
Share of joint ventures' net income/(expense) recognised directly in equity	**138**	(144)
Share of joint ventures' transfer to net profit from cash flow hedge reserve	**(14)**	–
Share of joint ventures' transition adjustment on adoption of IAS39	**8**	–
Dividends received from joint ventures	**(189)**	(220)
Increase in shares held in treasury	**(20)**	(22)
Share of joint ventures' recognition of share based remuneration reserve	**42**	44
Equalisation adjustments	**–**	3
Increase in the year	**304**	–
At start of year	**1,183**	1,183
At end of year	**1,487**	1,183

Notes to the consolidated financial statements
For the year ended 31 December 2005

10 Investments in joint ventures continued

Summarised information showing total amounts in respect of joint ventures and Reed Elsevier NV's 50% share is set out below:

	Total joint ventures		Reed Elsevier NV share	
	2005 €m	2004 €m	**2005 €m**	2004 €m
Revenue	**7,542**	7,074	**3,771**	3,537
Net profit for the year	**677**	678	**339**	339

	Total joint ventures		Reed Elsevier NV share	
	2005 €m	2004 €m	**2005 €m**	2004 €m
Total assets	**13,325**	11,213	**6,662**	5,582
Total liabilities	**(10,427)**	(8,847)	**(5,175)**	(4,399)
Net assets	**2,898**	2,366	**1,487**	1,183
Attributable to:				
Joint ventures	**2,876**	2,346	**1,487**	1,183
Minority interests	**22**	20	**–**	–
Total	**2,898**	2,366	**1,487**	1,183

The above amounts exclude assets and liabilities held directly by Reed Elsevier NV and include the counterparty balances owed to and by other Reed Elsevier businesses. Included within Reed Elsevier NV's share of assets and liabilities are cash and cash equivalents of €215m (2004: €134m) and borrowings of €2,303m (2004: €1,937m).

11 Payables

Included within payables are employee convertible debenture loans of €7m (2004: €7m) with a weighted average interest rate of 4.74% (2004: 4.90%). Depending on the conversion terms, the surrender of €227 or €200 par value debenture loans qualifies for the acquisition of 50 Reed Elsevier NV ordinary shares.

12 Share capital

Authorised	**No. of shares**	**€m**
Ordinary shares of €0.06 each	**2,100,000,000**	**126**
Unclassified shares of €0.60 each	**30,000,000**	**18**
Total		**144**

Issued and fully paid	R-shares Number	Ordinary shares Number	R-shares €m	Ordinary shares €m	Total €m
At 1 January 2004	4,679,249	738,760,906	3	44	47
Issue of ordinary shares	–	1,329,694	–	–	–
At 1 January 2005	4,679,249	740,090,600	**3**	**44**	**47**
Issue of ordinary shares	–	1,714,630	–	–	–
At 31 December 2005	**4,679,249**	**741,805,230**	**3**	**44**	**47**

The R-shares are held by a subsidiary company of Reed Elsevier PLC. The R-shares are convertible at the election of the holders into ten ordinary shares each. They have otherwise the same rights as the ordinary shares, except that Reed Elsevier NV may pay a lower dividend on the R-shares.

13 Paid-in surplus

	2005 €m	2004 €m
At start of year	**1,477**	1,463
Issue of ordinary shares	**18**	14
At end of year	**1,495**	1,477

Within paid-in surplus, an amount of €1,318m (2004:€1,300m) is free of tax.

The issue of ordinary shares relates to the exercise of share options. Details of share option and conditional share schemes are set out in note 5 to the Reed Elsevier combined financial statements.

14 Shares held in treasury

	2005 €m	2004 €m
At start of year	**47**	27
Purchase of shares	**20**	22
Exchange translation differences	**1**	(2)
At end of year	**68**	47

Details of shares held in treasury are provided in note 29 to the Reed Elsevier combined financial statements.

15 Translation reserve

	2005 €m	2004 €m
At start of year	**(98)**	–
Share of joint ventures' exchange differences on translation of foreign operations	**174**	(98)
At end of year	**76**	(98)

16 Other reserves

	2005 €m	2004 €m
At start of year	**(206)**	(316)
Share of joint ventures' transition adjustment on adoption of IAS39	**8**	–
At start of year as restated	**(198)**	(316)
Profit attributable to ordinary shareholders	**338**	338
Share of joint ventures' actuarial losses on defined benefit pension schemes	**(27)**	(55)
Share of joint ventures' fair value movements on available for sale investments	**2**	–
Share of joint ventures' fair value movements on cash flow hedges	**(8)**	–
Share of joint ventures' tax on actuarial losses on defined benefit pension schemes	**8**	9
Share of joint ventures' tax on fair value movements on cash flow hedges	**(10)**	–
Share of joint ventures' transfer to net profit from hedge reserve	**(14)**	–
Share of joint ventures' recognition of share based remuneration reserve	**42**	44
Equalisation adjustments	**–**	3
Equity dividends declared	**(245)**	(229)
At end of year	**(112)**	(206)

Notes to the consolidated financial statements
For the year ended 31 December 2005

17 Contingent liabilities

There are contingent liabilities in respect of borrowings of joint ventures guaranteed by Reed Elsevier NV as follows:

	2005 €m	2004 €m
Guaranteed jointly and severally with Reed Elsevier PLC	**3,949**	3,519

Financial instruments disclosures in respect of the borrowings covered by the above guarantees are given in note 17 to the Reed Elsevier combined financial statements.

18 Reconciliations to previous GAAP

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). The adoption of these standards has resulted in changes to the accounting policies previously applied under UK GAAP ("previous GAAP") for the year ended 31 December 2004. The effects of differences to previous GAAP on net profit for the year ended 31 December 2004 and shareholders' equity as at that date are summarised below.

Year ended 31 December	Note	2004 €m
Profit attributable to ordinary shareholders under previous GAAP		223
Adjustments:		
Share of IFRS adjustments in joint ventures	(i)	115
Profit attributable to ordinary shareholders under IFRS		338

As at 31 December	Note	2004 €m
Shareholders' equity under previous GAAP		1,598
Adjustments:		
Share of IFRS adjustments in joint ventures	(i)	(602)
Dividends	(ii)	177
Shareholders' equity under IFRS		1,173

(i) Details of the IFRS adjustments made to the Reed Elsevier combined figures are presented in note 33 to the combined financial statements.

(ii) Reversal of proposed dividends not declared by 31 December 2004.

Under IFRS the carrying value of investments in joint ventures and external payables at 31 December 2004 were €602m and €177m lower respectively, compared to the figures reported under previous GAAP.

As at the IFRS transition date of 1 January 2004, shareholders' equity was €559m lower under IFRS than under previous GAAP due to the share of IFRS adjustments in joint ventures of €721m and the reversal of proposed dividends of €162m.

19 Post balance sheet event

On 14 February 2006, Reed Elsevier Group plc declared a dividend payable to Reed Elsevier NV of €218m.

20 Principal joint ventures

		% holding
Reed Elsevier Group plc		
Incorporated and operating in Great Britain	£10,000 ordinary "R" shares	–
1-3 Strand	£10,000 ordinary "E" shares	100%
London WC2N 5JR	£100,000 7.5% cumulative preference non voting shares	–
Holding company for operating businesses involved in science & medical, legal, educational and business publishing	Equivalent to a 50% equity interest	
Elsevier Reed Finance BV		
Incorporated in the Netherlands	133 ordinary "R" shares	–
Radarweg 29	205 ordinary "E" shares	100%
1043 NX Amsterdam, The Netherlands		
Holding company for financing businesses	Equivalent to a 61% equity interest	

The "R" shares in Reed Elsevier Group plc and Elsevier Reed Finance BV are owned by Reed Elsevier PLC.

In addition, Reed Elsevier NV holds €0.14m par value in shares with special dividend rights in Reed Elsevier Overseas BV and Reed Elsevier Nederland BV, both with registered offices in Amsterdam. These shares are included in the amount shown under investments in joint ventures. They enable Reed Elsevier NV to receive dividends from companies within the same tax jurisdiction.

A list of companies within Reed Elsevier is filed with the Amsterdam Chamber of Commerce in the Netherlands.

21 Approval of financial statements

The consolidated financial statements were signed and authorised for issue by the Combined Board of directors on 15 February 2006.

J Hommen
Chairman

M H Armour
Chief Financial Officer

Independent auditors' report on the consolidated financial statements
to the shareholders of Reed Elsevier NV

Introduction
We have audited the consolidated financial statements, which are part of the financial statements of Reed Elsevier NV, Amsterdam, for the year ended 31 December 2005 ("the consolidated financial statements") as set out on pages 126 to 137. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We have reported separately on the individual parent company financial statements of Reed Elsevier NV for the year ended 31 December 2005.

Scope
We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion
In our opinion, the consolidated financial statements give a true and fair view of the financial position of the company as at 31 December 2005 and of the result and the cashflows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and also comply with the financial reporting requirements included in Book 2 Title 9 of the Netherlands Civil Code as far as applicable.

Furthermore we have established to the extent possible that the other information contained in the Reed Elsevier Annual Reports and Financial Statements 2005 is consistent with the consolidated financial statements.

Deloitte Accountants B.V.
J P M Hopmans
Amsterdam
The Netherlands
15 February 2006

Additional information

As set out in the notes to the consolidated and parent company financial statements, on 14 February 2006 Reed Elsevier Group plc declared a dividend payable to Reed Elsevier NV of €218m.

Parent company profit and loss account

For the year ended 31 December	2005 €m	2004 €m
Administrative expenses	**(3)**	(3)
Dividends received from joint ventures	**189**	220
Finance income from joint ventures	**2**	2
Profit attributable to ordinary shareholders	**188**	219

Parent company balance sheet

As at 31 December	Note	2005 €m	2004 €m
Fixed assets			
Investments in joint ventures		**2,161**	2,161
Current assets			
Amounts due from joint ventures:			
Funding		**14**	30
Other		**8**	7
		22	37
Short term investments		**1**	25
		23	62
Creditors: amounts falling due within one year			
Taxation		**(6)**	(4)
Other creditors	1	**(8)**	(10)
		(14)	(14)
Net current assets		**9**	48
Total assets less current liabilities		**2,170**	2,209
Creditors: amounts falling due after more than one year			
Taxation		**(58)**	(58)
Net assets		**2,112**	2,151
Capital and reserves			
Share capital issued		**47**	47
Paid-in surplus		**1,495**	1,477
Reserves		**570**	627
Shareholders' funds		**2,112**	2,151

The parent company financial statements were signed and authorised for issue by the Combined Board of directors on 15 February 2006.

J Hommen
Chairman

M H Armour
Chief Financial Officer

Parent company reconciliation of shareholders' funds

	Note	Share capital issued €m	Paid-in surplus[i] €m	Reserves €m	Total €m
At 1 January 2004		47	1,463	475	1,985
Prior year adjustment	(ii)	–	–	162	162
At 1 January 2004 as restated		47	1,463	637	2,147
Profit attributable to ordinary shareholders		–	–	219	219
Equity dividends paid		–	–	(229)	(229)
Issue of shares, net of expenses		–	14	–	14
At 1 January 2005		**47**	**1,477**	**627**	**2,151**
As originally reported		**47**	**1,477**	**450**	**1,974**
Prior year adjustment	(ii)	**-**	**-**	**177**	**177**
Profit attributable to ordinary shareholders		**-**	**-**	**188**	**188**
Equity dividends paid		**-**	**-**	**(245)**	**(245)**
Issue of shares, net of expenses		**-**	**18**	**-**	**18**
At 31 December 2005		**47**	**1,495**	**570**	**2,112**

(i) Within paid-in surplus, an amount of €1,318m (2004: €1,300m) is free of tax.

(ii) The prior year adjustment represents the reversal of the final 2004 dividend accrual following the change in accounting policy required by the adoption of FRS21 – Events after the Balance Sheet Date.

Parent company accounting policies

Basis of preparation

The parent company financial statements have been prepared under the historical cost convention. As permitted by Article 362.1 of Book 2 Title 9 of the Netherlands Civil Code for companies with international operations, the parent company financial statements have been prepared in accordance with UK Generally Accepted Accounting Principles (GAAP) ensuring consistency. The financial information relating to the company is recognised in the consolidated financial statements. In accordance with article 2: 402 of the Netherlands Civil Code, the parent company financial statements only contain an abridged profit and loss account.

Creditors: amounts falling due within one year and reserves as at 31 December 2004 have been restated, following the adoption in 2005 of FRS21 – Events after the Balance Sheet Date, to reverse the accrual for the final dividend proposed in respect of the 2004 financial year but not declared by the balance sheet date.

The Reed Elsevier NV accounting policies under UK GAAP are set out below.

Investments

Fixed asset investments in the combined businesses are stated at cost, less provision, if appropriate, for any impairment in value. Principal joint ventures are set out in note 20 of the Reed Elsevier NV consolidated financial statements on page 137.

Short term investments are stated at the lower of cost and net realisable value. Other assets and liabilities are stated at historical cost, less provision, if appropriate, for any impairment in value.

Foreign exchange translation

Transactions entered into in foreign currencies are recorded at the exchange rates applicable at the time of the transaction.

Taxation

Deferred taxation is provided in full for timing differences using the liability method. Deferred tax assets are only recognised to the extent that they are considered recoverable in the short term. Deferred taxation balances are not discounted.

Notes to the parent company financial statements

1 Other creditors

Other creditors include €7m (2004: €7m) of employee convertible debenture loans with a weighted average interest rate of 4.74% (2004: 4.90%). Depending on the conversion terms, the surrender of €227 or €200 par value debenture loans qualifies for the acquisition of 50 Reed Elsevier NV ordinary shares.

2 Reconciliations to consolidated financial statements

A reconciliation of the parent company UK GAAP profit attributable to ordinary shareholders and the consolidated IFRS profit attributable to ordinary shareholders presented under the equity method is provided below:

Year ended 31 December	**2005 €m**	2004 €m
Parent company profit attributable to ordinary shareholders	**188**	219
Share of results of joint ventures	**339**	339
Dividends received from joint ventures	**(189)**	(220)
Consolidated profit attributable to ordinary shareholders using the equity method	**338**	338

A reconciliation between the parent company UK GAAP shareholders' funds and consolidated IFRS shareholders' funds presented under the equity method is provided below:

As at 31 December	**2005 €m**	2004 €m
Parent company shareholders' funds	**2,112**	2,151
Cumulative share of results of joint ventures less cumulative dividends received from joint ventures	**6**	(144)
Cumulative currency translation adjustments	**(144)**	(318)
Cumulative equalisation and other adjustments	**134**	133
Shares held in treasury	**(68)**	(47)
Share of IFRS adjustments in joint ventures	**(602)**	(602)
Consolidated shareholders' equity using the equity method	**1,438**	1,173

3 Post balance sheet event

On 14 February 2006, Reed Elsevier Group plc declared a dividend payable to Reed Elsevier NV of €218m.

After taking account of this dividend and the other income and expenses in the period from 1 January 2006 to 14 February 2006, the summarised parent company balance sheet of Reed Elsevier NV as at 14 February 2006 was as follows:

As at 14 February 2006	**€m**
Investments in joint ventures	**2,161**
Amounts due from joint ventures:	
Dividend receivable	**218**
Funding	**16**
Other	**8**
Creditors: amounts falling due within one year	**(14)**
Creditors: amounts falling due after more than one year	**(58)**
Net assets	**2,331**
Share capital issued	**47**
Paid-in-surplus	**1,496**
Reserves	**788**
Shareholders' funds	**2,331**

Independent auditors' report on the parent company financial statements
to the shareholders of Reed Elsevier NV

Introduction
We have audited the individual parent company financial statements, which are part of the financial statements of Reed Elsevier NV, Amsterdam, for the year ended 31 December 2005 (the "company financial statements") as set out on pages 139 to 141. These company financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these company financial statements based on our audit.

Scope
We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the company financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the company financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the company financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion
In our opinion, the company financial statements give a true and fair view of the financial position of the company as at 31 December 2005 and of the result for the year then ended in accordance with accounting principles generally accepted in the United Kingdom and also comply with the financial reporting requirements included in Book 2 Title 9 of the Netherlands Civil Code.

Furthermore we have established to the extent possible that the other information contained in the Reed Elsevier Annual Reports and Financial Statements 2005 is consistent with the company financial statements.

Deloitte Accountants B.V.
J P M Hopmans
Amsterdam
The Netherlands
15 February 2006

Additional information

As set out in the notes to the consolidated and parent company financial statements, on 14 February 2006 Reed Elsevier Group plc declared a dividend payable to Reed Elsevier NV of €218m.

Proposal for allocation of profit	2005 €m	2004 €m
Final dividend on ordinary shares for prior financial year	**177**	162
Interim dividend on ordinary shares for financial year	**68**	67
Dividend on R-shares	**-**	-
Retained loss	**(57)**	(10)
	188	219

The combined Supervisory and Executive Board determines the part of the profit to be retained. The profit to be distributed is paid on the ordinary shares and the R-shares in proportion to their nominal value. The Combined Board may resolve to pay less per R-share, but not less than 1% of the nominal value.

The company is bound by the Governing Agreement with Reed Elsevier PLC, which provides that Reed Elsevier NV shall declare dividends such that the dividend on one Reed Elsevier NV ordinary share, which shall be payable in euros, will equal 1.538 times the dividend, including the related UK tax credit, paid on one Reed Elsevier PLC ordinary share.

Reed Elsevier combined businesses
Summary financial information in US dollars

Basis of preparation
The summary financial information is a simple translation of the Reed Elsevier combined financial statements into US dollars at the stated rates of exchange. The financial information provided below is prepared under IFRS as used in the preparation of the Reed Elsevier combined financial statements. It does not represent a restatement under US GAAP which would be different in some significant respects.

Exchange rates for translation

	2005 US$	2004 US$
Sterling		
Income statement and cash flow	**1.82**	1.83
Balance sheet	**1.73**	1.93
Euro		
Income statement and cash flow	**1.247**	1.245
Balance sheet	**1.185**	1.369

Combined income statement

For the year ended 31 December	2005 US$	2004 US$
Revenue	**9,402**	8,806
Operating profit	**1,527**	1,402
Profit before tax	**1,276**	1,155
Profit attributable to parent companies' shareholders	**841**	840
Adjusted operating profit	**2,078**	1,951
Adjusted profit before tax	**1,824**	1,709
Adjusted profit attributable to parent companies' shareholders	**1,372**	1,257

Reed Elsevier combined businesses
Combined cash flow statement

For the year ended 31 December	2005 US$	2004 US$
Net cash from operating activities	**1,656**	1,491
Net cash used in investing activities	**(828)**	(1,499)
Net cash used in financing activities	**(708)**	(729)
Increase/(decrease) in cash and cash equivalents	**120**	(737)
Movement in cash and cash equivalents		
At start of year	**434**	1,136
Increase/(decrease) in cash and cash equivalents	**120**	(737)
Exchange translation differences	**(42)**	35
At end of year	**512**	434
Adjusted operating cash flow	**1,966**	1,854
Adjusted operating cash flow conversion	**95%**	95%

Combined balance sheet

As at 31 December	2005 US$	2004 US$
Non-current assets	**11,598**	11,740
Current assets	**4,088**	3,607
Assets held for sale	**104**	–
Total assets	**15,790**	15,347
Current liabilities	**5,451**	6,062
Non-current liabilities	**6,885**	6,048
Liabilities associated with assets held for sale	**20**	–
Total liabilities	**12,356**	12,110
Net assets	**3,434**	3,237

Reed Elsevier combined businesses
Summary of the principal differences to US GAAP

The combined financial statements are prepared in accordance with IFRS, which differs in certain significant respects from US GAAP. The principal differences that affect net income and combined shareholders' funds are explained below and their approximate effect is shown on page 148. The Reed Elsevier Annual Report 2005 on Form 20-F provides further information for US investors.

Goodwill and intangible assets
Under IFRS, acquired goodwill and intangible assets with indefinite lives are not amortised and are subject to at least annual impairment review. Other intangible assets with definite lives are amortised over their estimated useful economic lives. Previously, under UK GAAP, acquired goodwill and intangible assets had been amortised systematically over their estimated useful lives up to a maximum of 40 years, subject to impairment review. There is no retrospective restatement of the acquired goodwill and intangible asset values as at the 1 January 2004 transition date.

Under US GAAP, acquired goodwill and intangible assets are accounted for in accordance with SFAS141 – Business Combinations and SFAS142 – Goodwill and Other Intangible Assets. In accordance with these SFASs, goodwill and intangible assets with indefinite lives are not amortised and are subject to at least annual impairment review, with effect from 1 January 2002, except in respect of 2001 acquisitions made after 1 July 2001, for which the effective date under the transitional provisions was 1 July 2001. Other intangible assets with definite lives are amortised over their estimated useful economic lives up to 20 years, subject to annual impairment review under SFAS144: Accounting for the Impairment or Disposal of Long-Lived Assets.

Under IFRS, any deferred tax liability arising on acquired intangible assets in acquisitions made after the transition date of 1 January 2004, results in a corresponding grossing up of acquired goodwill. For acquisitions made prior to the transition date, any such deferred tax liabilities are written off directly to equity. Under US GAAP, goodwill has historically been grossed up for deferred tax liabilities on acquired intangible assets. This, along with the historically lower goodwill amortisation charge under US GAAP compared to previous UK GAAP, results in a higher carrying value of goodwill and intangible assets under US GAAP.

Under US GAAP, as at 31 December 2005, the carrying value of goodwill is £4,470m/€6,526m (2004: £3,938m/€5,553m), the gross cost of intangible assets is £4,613m/€6,735m (2004: £4,153m/€5,856m) and the accumulated amortisation of intangible assets is £1,873m/€2,734m (2004: £1,497m/€2,111m).

Pensions
Under IFRS, the expense of defined benefit pension schemes and other post-retirement benefit schemes is charged to the income statement as an operating expense over the periods benefiting from the employees' services. The charge is based on actuarial assumptions reflecting market conditions at the beginning of the financial year. Variations from this expected cost are recognised in full in the statement of recognised income and expense in the period in which they occur. Net pension obligations in respect of defined benefit schemes are included in the balance sheet at the present value of scheme liabilities, less the fair value of scheme assets. Where assets exceed liabilities, any net pension asset is limited to the extent that the asset is not recoverable through reductions in future contributions.

Under US GAAP, pension costs and liabilities are accounted for in accordance with SFAS87 – Employers' Accounting for Pensions, which is similar to IFRS. However, a significant difference arises in the net pension cost as variations from expected cost are recognised in the income statement under SFAS87. The total amount of variation is determined by reference to market related values of plan assets and amortised over the expected remaining service lives of plan members. SFAS87 also requires a minimum pension liability to be recognised that is at least equal to the unfunded benefit obligation (ignoring projected future salary increases). Changes in the additional minimum pension liability are recognised as other comprehensive income, a component of shareholders' equity.

Derivative financial instruments
Under both IFRS (IAS39 – Financial Instruments) and US GAAP (SFAS133 – Accounting for Derivative Instruments and Hedging Activities), all derivative financial instruments are required to be carried at fair value on the balance sheet. Changes in fair value are accounted for through the income statement or equity, depending on the derivative's designation and effectiveness as a hedging instrument.

Derivative instruments used by Reed Elsevier as fair value hedges are designated as qualifying hedge instruments under IAS39 and SFAS133. The fixed rate loans which are swapped to floating rate and subject to this hedging treatment are set out on page 88. Amounts only impact net income, under both IFRS and US GAAP, in relation to these instruments to the extent that the hedges are not fully effective.

In addition, certain forward exchange rate contracts and interest rate swaps have been designated as qualifying cash flow hedge instruments under IAS39 and SFAS133. Accordingly, to the extent that the hedges are effective, mark-to-market movements are recorded in either equity (IFRS) or other comprehensive income (US GAAP). Other derivative instruments, which act as cashflow hedges, have not been designated as qualifying hedge instruments under either IAS39 or SFAS133 and, accordingly, changes in the fair value of those derivative instruments are recorded in net income under both IFRS and US GAAP.

SFAS133 was effective from 1 January 2001 resulting in a cumulative transition adjustment of which £2m/€3m was charged to US GAAP net income in 2005 (2004: £4/€6m).

IAS39 was effective from 1 January 2005 resulting in a cumulative transition adjustment of £29m/€40m loss to other combined reserves and a £40m/€56m gain recognised in the hedge reserve, which included a £10m/€15m loss relating to instruments that were treated as hedges under previously applied UK GAAP, but which are not designated as hedges under IAS39. These losses will be unwound over the period to which they relate and will consequently give rise to a short term difference between net income reported under IFRS and US GAAP.

Deferred taxation
Under IFRS, deferred taxation is provided for nearly all differences between the balance sheet amounts of assets and liabilities and their tax bases. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised.

Under US GAAP, deferred taxation is provided on all temporary differences under the liability method subject to a valuation allowance on deferred tax assets where applicable, in accordance with SFAS109 – Accounting for Income Taxes.

The most significant deferred tax differences between IFRS and US GAAP arise from the different carrying values in respect of pensions, goodwill and acquired intangible assets as described above. The tax effect of these and other GAAP differences in carrying values is that net income under US GAAP is £27m/€39m higher than reported under IFRS (2004: £81m/€119m lower), and combined shareholders' equity is £144m/€210m lower than reported under IFRS (2004: £174m/€246m lower). A further difference arises on the recognition of deferred tax assets for share based remuneration, which, under IFRS, is calculated based on the intrinsic value of outstanding awards and which, under US GAAP, is determined based on the cumulative charge to net income. As a result of this difference, net income under US GAAP is £24m/€35m lower than reported under IFRS (2004: £6m/€9m higher), and combined shareholders' equity is £25m/€36m higher than reported under IFRS (2004: £50m/€71m higher).

Adjusted earnings
In the combined financial statements adjusted profit and cash flow measures are presented, as permitted by IFRS, as additional performance measures. US GAAP does not permit the presentation of alternative earnings measures.

Short term obligations expected to be refinanced
Under US GAAP, where it is expected to refinance short term obligations on a long term basis and this is supported by an ability to consummate the refinancing, such short term obligations should be excluded from current liabilities and shown as long term obligations. Under IFRS, such obligations can only be excluded from current liabilities where, additionally, the debt and facility are under a single agreement or course of dealing with the same lender or group of lenders. Short term obligations at 31 December 2005 of £889m/€1,298m (2004: £1,043m/€1,471m) would be excluded from current liabilities under US GAAP and shown as long term obligations.

Reed Elsevier combined businesses

Effects on net income of material differences between IFRS and US GAAP

For the year ended 31 December	2005 £m	2004 £m	2005 €m	2004 €m
Net income as reported under IFRS	**462**	459	**675**	675
US GAAP adjustments:				
Intangible assets	**5**	3	**7**	4
Pensions	**(78)**	6	**(114)**	9
Derivative financial instruments	**(5)**	32	**(7)**	47
Deferred taxation	**3**	(75)	**4**	(110)
Other	**(13)**	(7)	**(19)**	(10)
Net income under US GAAP	**374**	418	**546**	615

Effects on combined shareholders' equity of material differences between IFRS and US GAAP

As at 31 December	2005 £m	2004 £m	2005 €m	2004 €m
Combined shareholders' equity as reported under IFRS	**1,970**	1,664	**2,876**	2,346
US GAAP adjustments:				
Goodwill and intangible assets	**1,491**	1,378	**2,177**	1,943
Pensions	**409**	485	**597**	684
Derivative financial instruments	**5**	12	**7**	17
Deferred taxation	**(119)**	(124)	**(174)**	(175)
Other	**7**	16	**10**	22
Combined shareholders' equity under US GAAP	**3,763**	3,431	**5,493**	4,837

Net income and shareholders' equity in the 2004 financial year under US GAAP have been restated for the adoption of SFAS 123(R) – Share-Based Payment, which requires an expense to be recorded based on the fair value at the date of grant, and related deferred tax effects. Net income and shareholders' equity under US GAAP for 2004 are therefore £31m/€45m lower and £58m/€81m higher respectively than the amounts previously reported.

Reed Elsevier PLC
Summary financial information in US dollars

Basis of preparation
The summary financial information is a simple translation of Reed Elsevier PLC's consolidated financial statements into US dollars at the stated rates of exchange. The financial information provided below is prepared under IFRS as used in the preparation of the Reed Elsevier PLC consolidated financial statements. It does not represent a restatement under US GAAP which would be different in some significant respects.

Exchange rates for translation of sterling ($:£1)

	2005 US$:£	2004 US$:£
Income statement	**1.82**	1.83
Balance sheet	**1.73**	1.93

Consolidated income statement

For the year ended 31 December	2005 US$m	2004 US$m
Profit attributable to ordinary shareholders	**428**	430
Adjusted profit attributable to 52.9% interest in Reed Elsevier combined businesses	**726**	664
Amortisation of acquired intangible assets	**(299)**	(278)
Acquisition integration costs	**(16)**	(27)
Disposals and other non operating items	**2**	(2)
Deferred tax adjustment	**31**	88
Profit attributable to 52.9% interest in Reed Elsevier combined businesses	**444**	445

Data per American Depositary Share (ADS)

	2005 US$	2004 US$
Earnings per ADS based on 52.9% interest in Reed Elsevier combined businesses		
Adjusted	**$2.29**	$2.10
Basic	**$1.35**	$1.36
Net dividend per ADS declared in the year	**$0.97**	$0.89
Net dividend per ADS paid and proposed in relation to the financial year	**$1.05**	$0.95

Consolidated balance sheet

As at 31 December	2005 US$m	2004 US$m
Shareholders' equity	**1,803**	1,698

Adjusted earnings per American Depositary Share is based on Reed Elsevier PLC shareholders' 52.9% share of the adjusted profit attributable of the Reed Elsevier combined businesses, which excludes amortisation of acquired intangible assets, acquisition integration costs, disposals and other non operating items, related tax effects and movements in deferred tax assets and liabilities that are not expected to crystallise in the near term. Adjusted figures are described in note 9 to the Reed Elsevier PLC consolidated financial statements.

Reed Elsevier PLC shares are quoted on the New York Stock Exchange and trading is in the form of American Depositary Shares (ADSs), evidenced by American Depositary Receipts (ADRs), representing four Reed Elsevier PLC ordinary shares of 12.5p each. (CUSIP No. 758205108; trading symbol, RUK; Bank of New York is the ADS Depositary.)

Reed Elsevier PLC
Summary of the principal differences between IFRS and US GAAP

Reed Elsevier PLC accounts for its shareholders' 52.9% economic interest in the Reed Elsevier combined businesses, before the effect of tax credit equalisation, using the equity method in conformity with IFRS which is similar to the equity method in US GAAP. Using the equity method to present its net income and shareholders' equity under US GAAP, Reed Elsevier PLC reflects its shareholders' 52.9% share of the effects of differences between IFRS and US GAAP relating to the combined businesses as a single reconciling item. The most significant differences relate to goodwill and acquired intangible assets, pensions, derivative financial instruments and deferred taxes. A more complete explanation of the accounting policies used by the Reed Elsevier combined businesses and the differences between IFRS and US GAAP is given on pages 146 and 147. The Reed Elsevier Annual Report 2005 on Form 20-F provides further information for US investors.

Effects on net income of material differences between IFRS and US GAAP

For the year ended 31 December	**2005 £m**	2004 £m
Net income as reported under IFRS	**235**	235
Impact of US GAAP adjustments to combined financial statements	**(47)**	(22)
Net income under US GAAP	**188**	213
Earnings per ordinary share under US GAAP	**14.8p**	16.8p

Effects on shareholders' equity of material differences between IFRS and US GAAP

As at 31 December	**2005 £m**	2004 £m
Shareholders' equity as reported under IFRS	**1,042**	880
Impact of US GAAP adjustments to combined financial statements	**948**	935
Shareholders' equity under US GAAP	**1,990**	1,815

Net income and shareholders' equity in the 2004 financial year under US GAAP have been restated for the adoption of SFAS 123(R) – Share-Based Payment, which requires an expense to be recorded based on the fair value at the date of grant, and related deferred tax effects. Net income under US GAAP for 2004 is £16m lower than the amount previously reported. Shareholders' equity under US GAAP for 2004 is £32m higher than the amount previously reported.

Reed Elsevier NV
Summary financial information in US dollars

Basis of preparation
The summary financial information is a simple translation of the Reed Elsevier NV consolidated financial statements into US dollars at the stated rates of exchange. The financial information provided below is prepared under IFRS as used in the preparation of the Reed Elsevier NV consolidated financial statements. It does not represent a restatement under US GAAP which would be different in some significant respects.

Exchange rates for translation of euros (€:$1)

	2005 €:US$	2004 €:US$
Income statement	**0.802**	0.803
Balance sheet	**0.844**	0.731

Consolidated income statement

For the year ended 31 December	2005 US$m	2004 US$m
Adjusted profit attributable to ordinary shareholders	**687**	629
Amortisation of acquired intangible assets	**(282)**	(264)
Acquisition integration costs	**(15)**	(26)
Disposals and other non operating items	**1**	(1)
Deferred tax adjustment	**30**	83
Profit attributable to ordinary shareholders	**421**	421

Data per American Depositary Share (ADS)

	2005 US$	2004 US$
Earnings per ADS based on 50% interest in Reed Elsevier combined businesses		
Adjusted	**$1.75**	$1.59
Basic	**$1.07**	$1.07
Net dividend per ADS declared in the year	**$0.83**	$0.77
Net dividend per ADS paid and proposed in relation to the financial year	**$0.90**	$0.82

Consolidated balance sheet

As at 31 December	2005 US$m	2004 US$m
Shareholders' equity	**1,704**	1,606

Adjusted earnings per American Depositary Share is based on Reed Elsevier NV shareholders' 50% share of the adjusted profit attributable of the Reed Elsevier combined businesses, which excludes amortisation of acquired intangible assets, acquisition integration costs, disposals and other non operating items, related tax effects and movements in deferred tax assets and liabilities that are not expected to crystallise in the near term. Adjusted figures are described in note 8 to the Reed Elsevier NV consolidated financial statements.

Reed Elsevier NV shares are quoted on the New York Stock Exchange and trading is in the form of American Depositary Shares (ADSs), evidenced by American Depositary Receipts (ADRs), representing two Reed Elsevier NV ordinary shares of €0.06 each. (CUSIP No. 758204101; trading symbol, ENL; Bank of New York is the ADS Depositary.)

Reed Elsevier NV

Summary of the principal differences between IFRS and US GAAP

Reed Elsevier NV accounts for its 50% economic interest in the Reed Elsevier combined businesses, before the effect of tax credit equalisation, using the equity method in its consolidated financial statements. Using the equity method to present its net income and shareholders' equity under US GAAP, Reed Elsevier NV reflects its 50% share of the effects of differences between UK and US GAAP relating to the combined businesses as a single reconciling item. The most significant differences relate to goodwill and acquired intangible assets, pensions, derivative financial instruments and deferred taxes. A more complete explanation of the accounting policies used by the Reed Elsevier combined businesses and the differences between IFRS and US GAAP is given on pages 146 and 147. The Reed Elsevier Annual Report 2005 on Form 20-F provides further information for US investors.

Effects on net income of material differences between IFRS and US GAAP

For the year ended 31 December	**2005 €m**	2004 €m
Net income as reported under IFRS	**338**	338
Impact of US GAAP adjustments to combined financial statements	**(51)**	(18)
Net income under US GAAP	**287**	320
Earnings per ordinary share under US GAAP	**€0.37**	€0.41

Effects on shareholders' equity of material differences between IFRS and US GAAP

As at 31 December	**2005 €m**	2004 €m
Shareholders' equity as reported under IFRS	**1,438**	1,173
Impact of US GAAP adjustments to combined financial statements	**1,309**	1,246
Shareholders' equity under US GAAP	**2,747**	2,419

Net income and shareholders' equity in the 2004 financial year under US GAAP have been restated for the adoption of SFAS 123(R) – Share-Based Payment, which requires an expense to be recorded based on the fair value at the date of grant, and related deferred tax effects. Net income under US GAAP for 2004 is €22m lower than the amount previously reported. Shareholders' equity under US GAAP for 2004 is €43m higher than the amount previously reported.

Principal operating locations

Reed Elsevier
1-3 Strand, London WC2N 5JR, UK
Tel: +44 (0)20 7930 7077
Fax: +44 (0)20 7166 5799

Radarweg 29
1043 NX Amsterdam, The Netherlands
Tel: +31 (0)20 485 2434
Fax: +31 (0)20 618 0325

125 Park Avenue, 23rd Floor
New York, NY 10017, USA
Tel: +1 212 309 5498
Fax: +1 212 309 5480

Elsevier Reed Finance BV
Radarweg 29
1043 NX Amsterdam, The Netherlands
Tel: +31 (0)20 485 2434
Fax: +31 (0)20 618 0325

For further information or contact details, please consult our website:

www.reedelsevier.com

Elsevier

Elsevier
Radarweg 29
1043 NX Amsterdam,
The Netherlands
www.elsevier.com

Elsevier
The Boulevard, Langford Lane
Kidlington, Oxford OX5 1GB, UK
www.elsevier.com

Elsevier
360 Park Avenue South
New York
NY 10010-1710, USA
www.elsevier.com

Elsevier
Independence Square West
Suite 300, The Curtis Centre
Philadelphia, PA 19106-3399, USA
www.us.elsevierhealth.com

Elsevier
11830 Westline Industrial Drive
St. Louis, MO63146, USA
www.us.elsevierhealth.com

LexisNexis

LexisNexis US
9393 Springboro Pike
Miamisburg, Ohio 45342, USA
www.lexisnexis.com

LexisNexis US
121 Chanlon Road
New Providence, NJ07974, USA
www.martindale.com

LexisNexis UK
Halsbury House, 35 Chancery Lane
London WC2A 1EL, UK
www.lexisnexis.co.uk

LexisNexis France
141 rue de Javel,
75747 Paris Cedex 15
France
www.lexisnexis.fr

Harcourt Education

Harcourt School Publishers
6277 Sea Harbor Drive
Orlando
FL 32819, USA
www.harcourtschool.com

Holt Rinehart and Winston
10801 N. MoPac Expressway
Building 3, Austin,
TX 78759-5415, USA
www.hrw.com

Harcourt Assessment
19500 Bulverde Road
San Antonio
TX 78259, USA
www.harcourtassessment.com

Harcourt Achieve
10801 N. MoPac Expressway
Building 3, Austin,
TX 78759-5415, USA
www.harcourtachieve.com

Harcourt Education International
Halley Court, Jordan Hill
Oxford OX2 8EJ, UK
www.harcourteducation.co.uk

Reed Business

Reed Business Information US
360 Park Avenue South
New York
NY 10010-1710, USA
www.reedbusiness.com

Reed Business Information UK
Quadrant House, The Quadrant
Sutton, Surrey SM2 5AS, UK
www.reedbusiness.co.uk

Reed Business Information Netherlands
Hanzestraat 1
7006 RH Doetinchem
The Netherlands
www.reedbusiness.nl

Reed Exhibitions
Oriel House, 26 The Quadrant
Richmond, Surrey TW9 1DL, UK
www.reedexpo.com

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